SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549



13003048

Form 10-K



SEC Mail Processing Section
RECEIVED
OCT 17 2013
Washington, D.C.
193

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year ended March 31, 2013

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________

Commission File Number 001-07731

EMERSON RADIO CORP.

(Exact name of registrant as specified in its charter)

Delaware	**22-3285224**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
3 University Plaza, Suite 405, Hackensack, NJ	**07601**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code:
(973) 428-2000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $.01 per share	NYSE MKT

Securities registered pursuant to Section 12(g) of the Act:
None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ YES ☒ NO.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act). ☐ YES ☒ NO.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirement for the past 90 days. ☒ YES ☐ NO.

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ YES ☐ NO.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 232.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ YES ☒ NO.

Aggregate market value of the voting and non-voting common equity of the registrant held by non-affiliates of the registrant at September 30, 2012 (computed by reference to the last reported sale price of the Common Stock on the NYSE MKT on such date): $24,248,560.

Number of Common Shares outstanding at July 16, 2013: 27,129,832

DOCUMENTS INCORPORATED BY REFERENCE:

Document	Part of the Form 10-K
Proxy Statement for 2013 Annual Meeting of Stockholders, or an amendment to this Annual Report on Form 10-K	Part III

TABLE OF CONTENTS

PART I

This Annual Report on Form 10-K contains, in addition to historical information, "forward-looking statements" (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. See "Business — Forward Looking Statements."

Item 1. *BUSINESS*

The Company — Overview

Unless the context otherwise requires, the term "the Company" and "Emerson," refers to Emerson Radio Corp. and its subsidiaries.

Emerson Radio Corp. was incorporated in Delaware in 1994. The Company designs, sources, imports and markets a variety of houseware and consumer electronic products, and licenses its trademarks to others on a worldwide basis for a variety of products.

For additional disclosures of the Company's major customers, as well as financial information about geographical areas of our operations, see Item 8 — "Financial Statements and Supplementary Data" and Note 15 "Geographic Information".

Controlling Shareholder

The Grande Holdings Limited (Provisional Liquidators Appointed) ("Grande"), a Bermuda corporation, has, together with S&T International Distribution Limited ("S&T"), a subsidiary of Grande, and Grande N.A.K.S. Ltd., a subsidiary of Grande (together with Grande, the "Reporting Persons"), filed, on April 29, 2013, a Schedule 13D/A with the Securities and Exchange Commission ("SEC") stating that, as of the filing date, the Reporting Persons had the shared power to vote and direct the disposition of 15,243,283 shares, or approximately 56.2%, of the outstanding common stock of Emerson which, pursuant to an agreement between S&T and Deutsche Bank AG ("Deutsche Bank") on March 26, 2013, are no longer subject to the rights granted to Deutsche Bank pursuant to a security agreement entered into between S&T and Deutsche Bank on January 20, 2010.

On April 10, 2013, Deutsche Bank filed a Form 4 with the SEC disclosing the redemption and release, as of April 2, 2013, of 3,380,079 shares of common stock (the "Remaining Pledged Shares") of Emerson to S&T, Emerson's largest shareholder. On May 9, 2013, a Schedule 13G was filed with the SEC by Deutsche Bank AG stating that it had no voting or dispositive power over any of the outstanding common stock of Emerson. As a result, Deutsche Bank no longer claims beneficial ownership of any of the Remaining Pledged Shares.

Furthermore, because S&T has regained control of a majority of the outstanding shares of common stock of Emerson, Emerson is once again a Controlled company, as defined in Section 801(a) of the NYSE MKT Rules. The Emerson Board of Directors (the "Board") will continue to maintain the composition of its Audit Committee (currently comprised of two independent directors) and Corporate Governance, Nominating and Compensation Committee (currently comprised solely of independent directors) in compliance with the rules regarding reporting companies generally and, in certain instances, smaller reporting companies, each established by NYSE MKT listing standards and the SEC. With respect to the composition of the Board, although Emerson is no longer bound by the Board composition rules that require either a majority of independent directors or, in the case of smaller reporting companies, such as Emerson, a Board comprised of at least 50% independent directors, the Board has no current intention to reduce the percentage of independent directors on the Board. (see Item 1A "Risk Factors — Business Related Risks — "Uncertain Impact of Appointment of Provisional Liquidators for Grande, Emerson's Controlling Shareholder").

On May 31, 2011, upon application of a major creditor, the High Court of Hong Kong appointed Fok Hei Yu (who is also known by the anglicized name Vincent Fok), a current director of the Company, and Roderick John Sutton, both of FTI Consulting (Hong Kong) Limited ("FTI"), as Joint and Several Provisional Liquidators over Grande. Accordingly, as of May 31, 2011, the directors of Grande no longer have the ability to exercise control over Grande or the power to direct the voting and disposition of the 15,243,283 shares beneficially owned by Grande. Instead, Mr. Fok, as a Provisional Liquidator over Grande, has such power (see Item 1A "Risk Factors — Business Related Risks — "Uncertain Impact of Appointment of Provisional Liquidators for Grande, Emerson's Controlling Shareholder"). In addition, on March 20, 2013, the Provisional Liquidators informed Emerson that they are obligated to liquidate the 15,243,283 shares beneficially owned by Grande. The Company can make no assurances regarding whether or to what extent such shares will be liquidated or retained by Grande, the timing, prices or amounts of any sales of shares or the impact, if any, on the Company, its other shareholders or the trading price of its common stock of any actual or anticipated dispositions of shares by the Provisional Liquidators.

Supervision and Regulation

The Company files reports and other information with the SEC pursuant to the information requirements of the Securities Exchange Act of 1934. Readers may read and copy any document the Company files at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference room. The Company's filings with the SEC are also available to the public from commercial document retrieval services and at the SEC's website at www.sec.gov.

The Company makes available through its internet website free of charge its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, amendments to such reports and other filings made by the Company with the SEC, as soon as practicable after the Company electronically files such reports and filings with the SEC. The Company's website address is www.emersonradio.com. The information contained in the Company's website is not incorporated by reference in this report.

General

The Company, directly and through several subsidiaries, designs, sources, imports, markets, sells and licenses to certain licensees a variety of houseware and consumer electronic products, both domestically and internationally, under the Emerson® and HH Scott® brand names. These products include:

- microwave ovens, compact refrigerators and wine coolers; and
- clock radios and portable audio products; and
- video and other products — primarily televisions.

The Company believes it possesses an advantage over its competitors due to the combination of:

- recognition of the Emerson® brand;
- the Company's distribution base and established customer relations;
- the Company's sourcing expertise and established vendor relations;
- an infrastructure with personnel experienced in servicing and providing logistical support to the domestic mass merchant distribution channel; and
- the Company's extensive experience in establishing license and distribution agreements on a global basis for a variety of products.

The Company intends to continue leveraging its core competencies to offer a variety of current and new houseware and consumer electronic products to customers. In addition, the Company intends to continue entering into licenses for the use of its trade names and trademarks by third parties, which the Company refers to as "outward licenses". The Company continues to enter into distribution agreements that leverage its trademarks and utilize the logistical and sourcing advantages of unrelated third-parties for products that are more efficiently marketed through these agreements. The Company continuously evaluates potential licenses and distribution agreements. See "Licensing and Related Activities."

The Company's core business consists of selling, distributing, and licensing various low and moderately priced houseware and consumer electronic products in various categories. A substantial portion of the Company's marketing and sales efforts are concentrated in the United States, although the Company also sells, or licenses for sale, its products in certain other international regions.

Products

The Company's current product and branded categories consist primarily of the following:

Houseware Products	Audio Products	Other
Microwave ovens	Clock radios	Televisions
Compact refrigerators	Portable audio systems	
Wine coolers		

Sales and Distribution

The Company's Direct Import Program allows its customers to import and receive product directly from its contracted manufacturers located outside the United States. Under the Direct Import Program, title for the Company's product passes to the customer in the country of origin when the product is shipped by the manufacturer. The Company also sells product to customers from its United States warehoused inventory, which is referred to as the Domestic Program. Under the Domestic Program, title for product typically passes at the time of shipment. Under both programs, the Company recognizes revenues at the time title passes to the customer. See Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The Company has an integrated system to coordinate the purchasing, sales and distribution aspects of its operations. The Company receives orders from its major customers via electronic data interface, facsimile, telephone or mail. The Company does not have long-term contracts with any of its customers, but rather receives orders on an ongoing basis. Products imported by the Company for the Domestic Program, generally from factories in Asia, are shipped by ocean and/or inland freight and then stored in the Company's warehouse facilities for shipment to customers. The Company monitors its inventory levels and goods in transit through the use of an electronic inventory system. When a purchase order under the Domestic Program is received, it is filled from the Company's inventory and the warehoused product is labeled and prepared for outbound shipment to the customer by common, contract or small package carrier.

Income Tax Issues Concerning Overseas Income

On April 15, 2013 and June 5, 2013, Emerson received correspondence from the U.S Internal Revenue Service (the "IRS") including, a (i) Form 5701 and Form 886-A regarding Adjusted Sales Income (collectively referred to as "NOPA 1") and (ii) Form 5701 and Form 886-A regarding Adjusted Subpart F-Foreign Base Company Sales Income (collectively referred to as "NOPA 2").

With respect to NOPA 1, the IRS is (i) challenging the position of the Company with respect to the way the Company's controlled foreign corporation in Macao (the "Macao CFC") recorded its product sales during Fiscal 2010 and Fiscal 2011 and (ii) asserting that an upward adjustment to the Company's Fiscal 2010 and Fiscal 2011 taxable income of $4,981,520 and $5,680,182, respectively, is required.

With respect to NOPA 2, the IRS is challenging the position of the Company with respect to the fact that the Company considered the service fee paid by the Company to the Macao CFC to be non-taxable in the US. The IRS has taken the position that the service fee paid to the Macao CFC by the Company constitutes foreign base company sales income ("FBCSI"). The IRS asserts that the service fee earned by the Macao CFC in connection with its sale of products to the Company should be taxable to the Company as FBCSI. As a result, the IRS determined that an upward adjustment to the Company's Fiscal 2010 and Fiscal 2011 taxable income of $1,553,984 and $1,143,162, respectively, is required.

The Company has evaluated the determinations made by the IRS as set forth in each of NOPA 1 and NOPA 2 in order to decide (a) how it will proceed and (b) the potential impact on the Company's financial condition and operations. Furthermore, although NOPA 1 and NOPA 2 represent potential adjustments to Fiscal 2010 and Fiscal 2011 only, the Company believes it is likely that the IRS will take the position that the same type of adjustments should be made for each of the Company's subsequent fiscal years. The assessment and payment of such additional taxes, penalties and interest would have a material adverse effect on the Company's financial condition and results of operations.

With respect to NOPA 1, the Company is appealing the proposed adjustment with the IRS. In the event that the Company is not successful in its appeal, the Company estimates that it could be liable for a maximum in taxes, penalties and interest of approximately $13.3 million pertaining to NOPA 1, in the aggregate, for its Fiscal 2010, Fiscal 2011, Fiscal 2012 and Fiscal 2013 periods. However, because the Company's current assessment is that its appeal of NOPA 1 is more likely than not to be successful, the Company has not recorded any liability to its March 31, 2013 balance sheet related to NOPA 1.

With respect to NOPA 2, the Company agrees in principle with the IRS' position that the service fee paid to the Macao CFC by the Company would be treated as FBCSI and taxable to the Company but the Company does not agree with the adjustment to the Company's taxable income as calculated by the IRS. However, the Company has estimated as approximately $1.1 million the amount of taxes, penalties and interest for which it would be liable for its Fiscal 2010, Fiscal 2011, Fiscal 2012 and Fiscal 2013 periods using the adjustments to taxable income as proposed by the IRS, and recorded such amount as a liability to its March 31, 2013 balance sheet.

Domestic Marketing

In the United States, the Company markets its products primarily through mass merchandisers.

In fiscal 2013 and 2012, Wal-Mart accounted for approximately 45% and 48% of the Company's net revenues, respectively, and Target accounted for approximately 44% and 39% of the Company's net revenues, respectively. No other customer accounted for more than 10% of net revenues in either period. As a percent of the Company's total trade accounts receivable, net of specific reserves, Wal-Mart and Target accounted for 45% and 44% as of March 31, 2013, respectively, and 82% and 6% as of March 31, 2012, respectively. Management believes that a loss, or a significant reduction, of sales to Wal-Mart or Target would have a materially adverse effect on the Company's business and results of operations.

As reported by the Company in a Form 8-K filed with the SEC on October 19, 2012, the Company was informed by its customer Wal-Mart, that, commencing with the Spring of 2013, it would discontinue purchasing from Emerson two microwave oven products that had been sold by the Company to Wal-Mart. During the year ended March 31, 2012 ("Fiscal 2012"), these two microwave oven products comprised, in the aggregate, approximately $48.4 million, or 31%, of the Company's net product sales.

Emerson continued shipping these two products throughout the remainder of Fiscal 2013 (the year ending March 31, 2013), with sales of such products declining through the fourth quarter of Fiscal 2013. During Fiscal 2013, these two microwave oven products comprised, in the aggregate, approximately $36.1 million, or 29.7%, of the Company's net product sales.

Emerson anticipates that the full impact of Wal-Mart's decision will be realized by the Company in Fiscal 2014, which began on April 1, 2013. As previously disclosed by the Company, the complete loss of, or significant reduction in, business with either of the Company's key customers will have a material adverse effect on the Company's business and results of operations. Accordingly, Wal-Mart's decision will have a material adverse effect on the Company's business and results of operations. There can be no assurance that the Company will be able to increase sales of such products at levels sufficient to offset the adverse impact of Wal-Mart's decision, if at all.

Approximately 47% and 46% of the Company's net revenues in fiscal 2013 and 2012, respectively, were made through third-party sales representative organizations that receive sales commissions and work in conjunction with the Company's own sales personnel. With the Company's permission, third-party sales representative organizations may sell competitive products in addition to the Company's products. In most instances, either party may terminate a sales representative relationship on 30 days prior notice by the Company and 90 days prior notice by the sales representative organization in accordance with customary industry practice. In fiscal 2013, the Company utilized 10 sales representative organizations, including one through which approximately 43% of its net revenues, including revenues from one of the Company's two major customers described above, were made in fiscal 2013. In fiscal 2012, the Company utilized 16 sales representative organizations, including one through which approximately 39% of its net revenues, including revenues from one of the Company's two major customers described above, were made in fiscal 2012. No other sales representative organization accounted for more than 10% of net revenues in either year. The remainder of the Company's sales is to customers that are serviced by its sales personnel. Although sales and operating results could be negatively impacted, management does not believe that the loss of one or more sales representative organizations would have a material adverse effect on its business and results of operations, as the Company believes that new sales representative organizations could be identified if needed, although that could be a time consuming process.

Foreign Marketing

The Company primarily markets and distributes its products in the United States. Accordingly, foreign sales account for less than 10% of total revenues and are not considered material.

Licensing and Related Activities

Throughout various parts of the world, the Company is party to numerous distribution and outward license agreements with third party licensees that allow the licensees to manufacture and/or sell various products bearing the Company's trademarks into defined geographic areas. The Company believes that such activities have had and will continue to have a positive impact on operating results by generating income with minimal, if any, incremental costs and without any working capital requirements, and intends to pursue additional licensing and distribution opportunities. The Company continues to protect its brand through rigid license and product selection and control processes. See Item 1A — "Risk Factors — Business Related Risks — The failure by the Company to maintain its relationships with its licensees, licensors and distributors, or the failure to obtain new licensees, licensors and distributions relationships could materially adversely affect the Company's revenues and earnings", Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 13 "License Agreements".

Design and Manufacturing

The Company's products are manufactured by original equipment manufacturers in accordance with the Company's specifications. During fiscal 2013 and 2012, 100% of the Company's purchases consisted of finished goods from foreign manufacturers located in People's Republic of China, substantially all of which were imported into the United States.

The Company's design team is responsible for product development and works closely with suppliers. The Company's engineers determine the detailed cosmetic, electronic and other features for new products, which typically incorporate commercially available electronic parts to be assembled according to the Company's designs. Accordingly, the exterior designs and operating features of the products reflect the Company's judgment of current styles and consumer preferences.

The following summarizes the Company's purchases from its major suppliers that provided more than 10% of the Company's total purchases in fiscal 2013 and 2012:

Supplier	Fiscal Year 2013	Fiscal Year 2012
Midea	67%	66%
Hisense	10%	*
Hualing	*	15%

* Less than 10%

The Company considers its relationships with its suppliers to be satisfactory and believes that, barring any unusual material or part shortages or economic, fiscal or monetary conditions, the Company could develop alternative suppliers. No assurance can be given that ample supply of product would be available at current prices and on current credit terms if the Company were required to seek alternative sources of supply without adequate notice by a supplier or a reasonable opportunity to seek alternate production facilities and component parts (see Item 1A "Risk Factors — Business Related Risks — "Uncertain Impact of Appointment of Provisional Liquidators for Grande, Emerson's Controlling Shareholder" and Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations").

Warranties

The Company offers limited warranties for its consumer electronics, comparable to those offered to consumers by the Company's competitors in the United States. Such warranties typically consist of a one year period for microwaves and compact refrigerators and a 90 day period for audio products, under which the Company pays for labor and parts, or offers a new or similar unit in exchange for a non-performing unit.

Returned Products

The Company's customers return product for a variety of reasons, including:

- retailer return policies with their customers;
- damage to goods in transit and cosmetic imperfections; and
- mechanical failures.

Backlog

The Company does not believe that backlog is a significant factor. The ability of management to correctly anticipate and provide for inventory requirements is essential to the successful operation of the Company's business.

Trademarks

The Company owns the following principal trademarks for certain consumer electronic products in the United States, Canada, Mexico and various other countries:

- Emerson®
- Emerson Research®
- H.H. Scott®
- iDEA®
- IDIVA®
- Ölevia®
- Scott®
- SmartSet®

The Company's trademark registrations must be renewed at various times. The Company intends to renew all trademarks necessary for the conduct of its business. The Company considers the Emerson® trademark to be of material importance to its business and, to a lesser degree, the remaining trademarks. The Company licenses the Emerson® and certain of its other trademarks to third parties, the scope of which is on a limited product and geographic basis and for a period of time. See "Licensing and Related Activities."

Competition

The Company primarily competes in the low-to-medium-priced sector of the housewares and consumer electronics market. Management estimates that the Company has several dozen competitors that are manufacturers and/or distributors, many of which are much larger and have greater financial resources than the Company. The Company competes primarily on the basis of:

- brand recognition;
- reliability;
- quality;
- price;
- design;
- consumer acceptance of the Company's products; and
- the quality of service and support provided to retailers and their customers.

The Company also competes at the retail level for shelf space and promotional displays, all of which have an impact on its success in established and proposed distribution channels.

Working Capital

The Company anticipates that its cash on hand and cash flows generated from operations will provide sufficient liquidity to meet the Company's operating requirements in the year ahead (see Item 1A "Risk Factors — Business Related Risks — "Uncertain Impact of Appointment of Provisional Liquidators for Grande, Emerson's Controlling Shareholder").

Government Regulation

Pursuant to the Tariff Act of 1930, as amended, the Trade Act of 1974 and regulations promulgated there under, the United States government charges tariff duties, excess charges, assessments and penalties on many imports. These regulations are subject to continuous change and revision by government agencies and by action of the United States Trade Representative and may have the effect of increasing the cost of goods purchased by the Company or limiting quantities of goods available to the Company from our overseas suppliers. A number of states have adopted statutes regulating the manner of determining the amount of payments to independent service centers performing warranty service on products such as those sold by the Company. Additional Federal legislation and regulations regarding the importation of consumer electronics products, including the products marketed by the Company, have been proposed from time to time and, if enacted into law, could adversely affect the Company's financial condition and results of operations.

Product Liability and Insurance

Because of the nature of the products it sells, the Company is periodically subject to product liability claims resulting from personal injuries. The Company may also become involved in various lawsuits incidental to its business.

Although the Company maintains product liability insurance coverage, there can be no absolute assurance that the Company's coverage limits will be sufficient to cover any successful product liability claims made against it in the future. In management's opinion, any ultimate liability arising out of currently pending product liability claims will not have a material adverse effect on the Company's financial condition or results of operations. However, any claims substantially in excess of the Company's insurance coverage, or any substantial claim not covered by insurance, could have a material adverse effect on the Company's financial condition and results of operations.

Employees

As of July 16, 2013, the Company had approximately 55 employees, comprised of 32 in the United States and 23 in Asia. None of the Company's employees are represented by unions, and the Company believes its labor relations are good.

Item 1A. *Risk Factors*

The reader should carefully consider these risk factors in addition to those set forth in the Company's financial statements or the notes thereto. Additional risks about which the Company is not yet aware or that the Company currently believes to be immaterial also may adversely affect the Company's business operations. If any of the following occur, the Company's business, financial condition or operating results may be adversely affected. In that case, the price of the Company's common stock may decline.

Business Related Risks

Uncertain Impact of Appointment of Provisional Liquidators for Grande, Emerson's Controlling Shareholder.

The consequences for the Company, if any, of the appointment of Provisional Liquidators over Grande and the subsequent filing by Grande with the United States Bankruptcy Court in Manhattan in June 2011 of a Chapter 15 petition under the United States Bankruptcy Code are uncertain at this time, although it is possible, as noted below and elsewhere in this Annual Report on Form 10-K, that actions taken by the Provisional Liquidators over Grande could affect in an adverse way a number of significant aspects of the Company's business. Subsequent to the appointment, certain major factory suppliers, including Midea, have significantly reduced the maximum amount of open credit lines available to the Company. At the factories' request, the Company made accelerated payments in June and July of 2011 to reduce the balances owing from the Company on its open trade payable accounts with the respective factory suppliers to comply with such new credit terms. The Company relies on its cash on hand and cash generated by ongoing operations to manage its business. The Provisional Liquidators informed Emerson, on June 1, 2011, that they do not have any intention of interrupting the business of Emerson, that Emerson will continue to be operated as usual without interruption, and that they did not have any intent at that point of disposing of the shares of Emerson stock held by Grande. Subsequently, however, on March 20, 2013, the Provisional Liquidators informed Emerson that they are obligated to liquidate the 15,243,283 shares beneficially owned by Grande. The Company can make no assurances regarding whether or to what extent such shares will be liquidated or retained by Grande, the timing, prices or amounts of any sales of shares or the impact, if any, on the Company, its other shareholders or the trading price of its common stock of any actual or anticipated dispositions of shares by the Provisional Liquidators.

The controlling ownership of the Company's common stock by an indirect subsidiary of Grande, which is listed and is based in Hong Kong, substantially reduces the influence of other stockholders, and the interests of Grande may conflict with the interests of the Company's other stockholders.

Grande, through one of its indirect subsidiaries, is the beneficial owner of a significant amount of the Company's outstanding common stock as of June 29, 2013 (see Item 1 "Business — Controlling Shareholder" for disclosures regarding the approximate shareholding position of Grande in the Company). As a result, Grande currently controls significantly the approval process for actions that require stockholder approval, including: the election of the Company's directors and the approval of mergers, sales of assets or other significant corporate transactions or matters submitted for stockholder approval. Because of Grande's ownership position, other stockholders have little or no influence over matters submitted for stockholder approval.

Two of the Company's directors also are directors or senior officers of Grande or its subsidiaries and have loyalties and fiduciary obligations to both Grande and the Company.

Christopher Ho, the Company's Chairman of the Board, is also the sole director of Grande, and Duncan Hon, the Chief Executive Officer and a director of the Company, also is an officer of certain subsidiaries of Grande. As described in Note 3 to the Company's financial statements and in the Company's previous filings with the SEC, there have been certain related party transactions between the Company and certain subsidiaries and affiliates of Grande (see Item 1A "Risk Factors — Business Related Risks — "Uncertain Impact of Appointment of Provisional Liquidators for Grande, Emerson's Controlling Shareholder").

The Company has established adequate procedures designed to ensure that related party transactions are fair to the Company.

The loss or significant reduction in business with either of the Company's key customers, Wal-Mart and Target, could materially and adversely affect the Company's revenues and earnings.

The Company is highly dependent upon sales of its products to Wal-Mart and Target. For the fiscal years ended March 31, 2013 and 2012, Wal-Mart accounted for approximately 45% and 48% of the Company's net revenues, respectively, and Target accounted for approximately 44% and 39%, respectively, of the Company's net revenues. No other customer accounted for more than 10% of the Company's net revenues during these periods. All customer purchases are made through purchase orders and the Company does not have any long-term contracts with its customers. The complete loss of, or significant reduction in business from, or a material adverse change in the financial condition of, Wal-Mart or Target would cause a material and adverse change in the Company's revenues and operating results.

As reported by the Company in a Form 8-K filed with the SEC on October 19, 2012, the Company was informed by its customer Wal-Mart, that, commencing with the Spring of 2013, Wal-Mart would discontinue purchasing from Emerson two microwave oven products that had been currently sold by the Company to Wal-Mart. During the year ended March 31, 2012 ("Fiscal 2012"), these two microwave oven products comprised, in the aggregate, approximately $48.4 million, or 31%, of the Company's net product sales.

Emerson continued shipping these two products throughout the remainder of Fiscal 2013 (the year ending March 31, 2013), with sales of such products declining through the fourth quarter of Fiscal 2013. During Fiscal 2013, these two microwave oven products comprised, in the aggregate, approximately $36.1 million, or 29.7%, of the Company's net product sales.

Emerson anticipates that the full impact of Wal-Mart's decision will be realized by the Company in Fiscal 2014, which began on April 1, 2013. As previously disclosed by the Company, the complete loss of, or significant reduction in, business with either of the Company's key customers will have a material adverse effect on the Company's business and results of operations. Accordingly, Wal-Mart's decision will have a material adverse effect on the Company's business and results of operations. There can be no assurance that the Company will be able to increase sales of such products at levels sufficient to offset the adverse impact of Wal-Mart's decision, if at all.

The Company may be liable for additional tax payments to the IRS in connection with the extraordinary dividend paid by the Company to recipients on March 24, 2010 which would have a material adverse effect on the Company's financial condition.

On March 2, 2010, the Board declared an extraordinary dividend of $1.10 per common share which was paid on March 24, 2010. In connection with the Company's determination as to the taxability of the dividend, the Board relied upon information and research provided to it by the Company's tax advisors and, in reliance on the "stock-for-debt" exception in the Internal Revenue Code Sections 108(e)(8) and (e)(10), concluded that 4.9% of such dividend paid was taxable to the recipients.

In August 2012, the Company received a Form 886-A from the IRS which challenges the Company's conclusions and determines that the Company does not qualify for the above-referenced exception. Accordingly, the IRS has concluded that 100% of the dividend paid was taxable to the recipients. The Company is defending its position and calculations and is contesting the position asserted by the IRS. The Company prepared and, on October 25, 2012, delivered its rebuttal to the IRS contesting the IRS determination. There can be no assurance that the Company will be successful in defending its position.

In the event that the Company is not successful in establishing with the IRS that the Company calculations were correct, then the shareholders who received the dividend likely will be subject to and liable for an assessment of additional taxes due. Moreover, the Company may be contingently liable for taxes due by certain of its shareholders resulting from the dividend paid by the Company.

Initially, the Company withheld from the dividend paid to foreign shareholders an amount equal to the tax liability associated with such dividend. On April 7, 2010, upon a request made to the Company by its foreign controlling shareholder, S&T, the Company entered into an agreement with S&T (the "Agreement"), whereby the Company returned to S&T on April 7, 2010 that portion of the funds withheld for taxes from the dividend paid on March 24, 2010 to S&T, which the Company believes is not subject to U.S. tax based on the Company's good-faith estimate of its accumulated earnings and profits. The Agreement includes provisions pursuant to which S&T agreed to indemnify the Company for any liability imposed on it as a result of the Company's agreement not to withhold such funds for S&T's possible tax liability and a pledge of stock as collateral. The Company continues to assert that such dividend is largely not subject to U.S. tax based on the Company's good-faith estimate of its accumulated earnings and profits. In addition, the Company also continues to assert that this transaction results in an off-balance sheet arrangement and a possible contingent tax liability of the Company, which, if recognized, would be offset in part by the calling by the Company on S&T of the indemnification provisions of the Agreement.

In February 2011, upon the request of S&T to the Company, the Company and S&T agreed that the collateral pledged as a part of the Agreement would no longer be required and such collateral was returned by the Company to S&T in March 2011 and the Agreement was amended and restated to remove the collateral requirement but retain the indemnification provisions. The Agreement, as amended (the "Amended Agreement"), remains in effect as of today. In the event that (i) the Company is not successful in establishing with the IRS that the Company's calculations were correct and (ii) S&T is unable or unwilling to pay the additional taxes due or indemnify the Company under the terms of the Amended Agreement, the Company may be liable to pay such additional taxes which would have a material adverse effect on the Company's financial condition and results of operations.

The Company will be liable for additional taxes, penalties and interests payable to the IRS if it is not successful in establishing the tax treatment for its Macao Controlled Foreign Corporation which may have a material adverse effect on the Company's financial condition and results of operations.

On April 15, 2013 and June 5, 2013, Emerson received correspondence from the IRS, including a (i) Form 5701 and Form 886-A regarding Adjusted Sales Income (collectively referred to as "NOPA 1") and (ii) Form 5701 and Form 886-A regarding Adjusted Subpart F-Foreign Base Company Sales Income (collectively referred to as "NOPA 2").

With respect to NOPA 1, the IRS is (i) challenging the position of the Company with respect to the way the Company's controlled foreign corporation in Macao (the "Macao CFC") recorded its product sales during Fiscal 2010 and Fiscal 2011 and (ii) asserting that an upward adjustment to the Company's Fiscal 2010 and Fiscal 2011 taxable income of $4,981,520 and $5,680,182, respectively, is required.

With respect to NOPA 2, the IRS is challenging the position of the Company with respect to the fact that the Company considered the service fee paid by the Company to the Macao CFC to be non-taxable in the U.S. The IRS has taken the position that the service fee paid to the Macao CFC by the Company constitutes foreign base company sales income ("FBCSI"). The IRS asserts that the service fee earned by the Macao CFC in connection with its sale of products to the Company should be taxable to the Company as FBCSI. As a result, the IRS determined that an upward adjustment to the Company's Fiscal 2010 and Fiscal 2011 taxable income of $1,553,984 and $1,143,162, respectively, is required.

The Company has evaluated the determinations made by the IRS as set forth in each of NOPA 1 and NOPA 2 in order to decide (a) how it will proceed and (b) the potential impact on the Company's financial condition and operations. Furthermore, although NOPA 1 and NOPA 2 represent potential adjustments to Fiscal 2010 and Fiscal 2011 only, the Company believes it is likely that the IRS will take the position that the same type of adjustments should be made for each of the Company's subsequent fiscal years. The assessment and payment of such additional taxes, penalties and interest would have a material adverse effect on the Company's financial condition and results of operations.

With respect to NOPA 1, the Company is appealing the proposed adjustment with the IRS. In the event that the Company is not successful in its appeal, the Company estimates that it could be liable for a maximum in taxes, penalties and interest of approximately $13.3 million pertaining to NOPA 1, in the aggregate, for its Fiscal 2010, Fiscal 2011, Fiscal 2012 and Fiscal 2013 periods. However, because the Company's current assessment is that its appeal of NOPA 1 is more likely than not to be successful, the Company has not recorded any liability to its March 31, 2013 balance sheet related to NOPA 1.

With respect to NOPA 2, the Company agrees in principle with the IRS' position that the service fee paid to the Macao CFC by the Company would be treated as FBCSI and taxable to the Company but the Company does not agree with the adjustment to the Company's taxable income as calculated by the IRS. However, the Company has estimated as approximately $1.1 million the amount of taxes, penalties and interest for which it would be liable for its Fiscal 2010, Fiscal 2011, Fiscal 2012 and Fiscal 2013 periods using the adjustments to taxable income as proposed by the IRS, and recorded such amount as a liability to its March 31, 2013 balance sheet.

The Company depends on a limited number of suppliers for its products. The inability to secure products could reduce the Company's revenues and adversely affect its relationship with its customer, and the inability to secure products at competitive costs could negatively impact the Company's earnings.

Although there are multiple suppliers for each of the Company's products, the Company relies and is dependent on a limited number of suppliers for its main products, all of which are located outside of the United States. This reliance involves a number of significant potential risks, including:

- lack of availability of materials and interruptions in delivery of components and raw materials from suppliers;
- manufacturing delays caused by such lack of availability or interruptions in delivery;
- fluctuations in the quality and the price of components and raw materials, in particular due to the petroleum price impact on such materials;
- fluctuations in the cost of procuring finished goods inventory; and
- risk related to foreign operations.

The Company does not have any long-term or exclusive purchase commitments with any of its suppliers. Midea was the Company's largest supplier during fiscal 2013 and accounted for 67% of the Company's purchases of products during fiscal 2013. The Company's failure to maintain existing relationships with its suppliers or to establish new relationships on similar pricing and credit terms in the future could negatively affect the Company's ability to obtain products in a timely manner. If the Company is unable to obtain an ample supply of product from its existing suppliers or alternative sources of supply, it may be unable to satisfy its customers' orders, which could materially and adversely affect the Company's revenues and relationships with its customers. Finding replacement suppliers could be a time consuming process during which the Company's revenues and liquidity could be negatively impacted (see Item 1A "Risk Factors — Business Related Risks — "Uncertain Impact of Appointment of Provisional Liquidators for Grande, Emerson's Controlling Shareholder").

If the Company's contract manufacturers are unable to deliver products in the required amounts and in a timely fashion, the Company could experience delays or reductions in shipments to its customers, which could materially and adversely affect the Company's revenues and relationships with its customers. Unanticipated disruptions in the Company's operations, slowdowns or shutdowns by its suppliers, manufacturers and shipping companies could adversely affect the Company's ability to deliver its products and services to its customers which could materially and adversely affect the Company's revenues and relationships with its customers.

The Company's ability to provide high quality customer service, process and fulfill orders, and manage inventory depends on the efficient and uninterrupted operation of its distribution centers and the timely and uninterrupted performance of third party manufacturers and suppliers, shipping companies and dock workers. Any material disruption, slowdown or shutdown of the Company's operation of its call center, distribution centers, or management information systems, or comparable disruptions, slowdowns or shutdowns suffered by the Company's principal manufacturers, suppliers and shippers could cause delays in the Company's ability to receive, process and fulfill customer orders and may cause orders to be canceled, lost or delivered late, goods to be returned or receipt of goods to be refused. As a result, the Company's revenues and operating results could be materially and adversely affected.

All of the Company's products are manufactured in accordance with its specifications by factories principally located in China. If the Company is unable to obtain products from these factories in the required quantities and quality and in a timely fashion, the Company could experience delays or reductions in product shipments to its customers, which could negatively affect the Company's ability to meet the requirements of its customers, as well as its relationships with its customers, which in turn could materially and adversely affect the Company's revenues and operating results.

All of the Company's suppliers are located in China. Inadequate development and maintenance of infrastructure in China, including inadequate power and water supplies, transportation and raw materials availability, and the deterioration in the general political, economic and social environments in China may make it difficult, more expensive and possibly prohibitive for these suppliers to continue to operate in China. If the Company cannot find suitable replacements for any manufacturers that have or may in the future close their facilities, the Company's revenues and operating results could be materially and adversely affected.

The failure by the Company to maintain its relationships with its licensees and distributors or the failure to obtain new licensees or distribution relationships could materially and adversely affect the Company's revenues and earnings.

The Company maintains agreements that allow licensees to use the Company's trademarks for the manufacture and sale of specific consumer electronics and other products. In addition, the Company maintains agreements for the distribution of products bearing its brands into defined geographic areas. Although the Company has entered into agreements with certain of its licensees and distributors of its products, most have terms of three years or less, including the Company's agreement with Funai, which accounts for approximately 87% of the Company's total licensing revenue, and which was amended during December 2012 to extend the term of the agreement until March 31, 2015. The Company cannot assure that such agreements will be renewed or that the Company's relationships with its licensees or distributors will be maintained on satisfactory terms or at all. The failure to maintain its relationships with Funai and other licensees and distributors on terms satisfactory to the Company, the failure to obtain new licensees or distribution relationships or the failure by the Company's licensees to protect the integrity and reputation of the Company's trademarks could materially and adversely affect the Company's licensing revenues and earnings.

The Company's business could be materially and adversely affected if it cannot protect its intellectual property rights or if it infringes on the intellectual property rights of others.

The Company's ability to compete effectively depends on its ability to maintain and protect its proprietary rights. The Company owns the Emerson® and other trademarks, which are materially important to its business, as well as other trademarks, patents, licenses and proprietary rights that are used for certain of the products that it markets and sells. The Company's trademarks are registered throughout the world, including the United States and other countries. The Company also has two patents in the United States on its SmartSet® technology, both of which expire in September 2018. The laws of some foreign countries in which the Company operates may not protect the Company's proprietary rights to the same extent as do laws in the United States. The protections afforded by the laws of such countries may not be adequate to protect the Company's intellectual property rights.

Third parties may seek to challenge, invalidate, circumvent or render unenforceable any trademarks, patents or proprietary rights owned by or licensed to the Company. In addition, in the event third party licensees fail to protect the integrity of the Company's trademarks, the value of these marks could be materially and adversely affected. The Company's inability to protect its proprietary rights could materially and adversely affect the license of its trade names, trademarks and patents to third parties as well as its ability to sell its products. Litigation may be necessary to enforce the Company's intellectual property rights, protect the Company's trade secrets; and determine the scope and validity of such intellectual property rights. Any such litigation, whether or not successful, could result in substantial costs and diversion of resources and management's attention from the operation of the Company's business.

The Company may receive notices of claims of infringement of other parties' proprietary rights. Such actions could result in litigation and the Company could incur significant costs and diversion of resources in defending such claims. The party making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief. Such relief could effectively block the Company's ability to make, use, sell, distribute or market its products and services in such jurisdiction. The Company may also be required to seek licenses to such intellectual property. The Company cannot predict, however, whether such licenses would be available or, if available, that such licenses could be obtained on terms that are commercially reasonable and acceptable to the Company. The failure to obtain the necessary licenses or other rights could delay or preclude the sale, manufacture or distribution of its products and could result in increased costs to the Company.

The Company's revenues and earnings could be materially and adversely affected if it cannot anticipate market trends or enhance existing products or achieve market acceptance of new products.

The Company's success is dependent on its ability to anticipate and respond to changing consumer demands and trends in a timely manner, as well as expanding into new markets and developing new products. In addition, to increase the Company's penetration of current markets and gain footholds in new markets for its products, the Company must maintain its existing products and integrate them with new products. The Company may not be successful in developing, marketing and releasing new products that respond to technological developments or changing customer needs and preferences. The Company may also experience difficulties that could delay or prevent the successful development, introduction and sale of these new products. These new products may not adequately meet the requirements of the marketplace and may not achieve any significant degree of market acceptance. If release dates of any future products or enhancements to the Company's products are delayed, or if these products or enhancements fail to achieve market acceptance when released, the Company's sales volume may decline and earnings could be materially and adversely affected. In addition, new products or enhancements by the Company's competitors may cause customers to defer or forgo purchases of the Company's products, which could also materially and adversely affect the Company's revenues and earnings.

The Company relies on its cash on hand and cash generated from operations to fund its business.

The Company relies on its cash on hand and cash generated by on-going operations to manage its business, and has not attempted to seek alternative sources of financing at this time.

Foreign regulations and changes in the political, social and economic conditions in the foreign countries in which the Company operates its business could affect the Company's revenues and earnings materially and adversely.

The Company derives a significant portion of its revenue from sales of products manufactured by third parties located primarily in China. In addition, third parties located in China and other countries located in the same region produce and supply many of the components and raw materials used in the Company's products. Conducting an international business inherently involves a number of difficulties and risks that could materially and adversely affect the Company's ability to generate revenues and could subject the Company to increased costs. Among the factors that may adversely affect the Company's revenues and increase its costs are:

- currency fluctuations which could cause an increase in the price of the components and raw materials used in the Company's products and a decrease in its profits;
- Chinese labor laws;
- labor shortages in manufacturing facilities located in China;
- the elimination or reduction of value-added tax refunds to Chinese factories that manufacture products for export;
- the rise of inflation and substantial economic growth in China;
- more stringent export restrictions in the countries in which the Company operates which could adversely affect its ability to deliver its products to its customers;
- tariffs and other trade barriers which could make it more expensive for the Company to obtain and deliver its products to its customers;
- political instability and economic downturns in these countries which could adversely affect the Company's ability to obtain its products from its manufacturers or deliver its products to its customers in a timely fashion;
- new restrictions on the sale of electronic products containing certain hazardous substances; and
- the laws of China are likely to govern many of the Company's supplier agreements.

Any of the factors described above may materially and adversely affect the Company's revenues and/or increase its operating expenses.

The Company is subject to intense competition in the industry in which it operates, which could cause material changes in the selling price of its products or losses of its market share.

The housewares and consumer electronics industry is highly competitive, especially with respect to pricing and the introduction of new products and features. The Company's products compete in the low to medium-priced sector of the housewares and consumer electronics market and compete primarily on the basis of reliability, brand recognition, quality, price, design, consumer acceptance of the Emerson® trademark and quality service and support to retailers and its customers. The Company and many of its competitors are subject to factory cost increases, and the Company expects these pressures to continue. If these pressures are not mitigated by increases in selling price or cost reductions from the Company's suppliers or changes in product mix, of if the consumers of the Company's products change their buying habits as a result of the Company's actions, the Company's revenues and profits could be substantially reduced. As compared to the Company, many of its competitors have significantly greater managerial, financial, marketing, technical and other competitive resources and greater brand recognition. As a result, the Company's competitors may be able to (i) adapt more quickly to new or emerging technologies and changes in customer requirements; (ii) devote greater resources to the promotion and sale of their products and services; and (iii) respond more effectively to pricing pressures.

In addition, competition could increase if new companies enter the market, existing competitors expand their product mix or the Company expands into new markets. An increase in competition could result in material price reductions or loss of the Company's market share.

Changes in consumer spending and economic conditions may cause its quarterly operating results to fluctuate and cause its stock price to decline.

The Company's net revenue and operating results may vary significantly from year to year, which may adversely affect its results of operations and the market price for its common stock. Factors that may cause these fluctuations include:

- changes in market and economic conditions;
- the discretionary nature of consumers' demands and spending patterns;
- variations in the sales of the Company's products to its significant customers;
- variations in manufacturing and supplier relationships;

- if the Company is unable to correctly anticipate and provide for inventory requirements, it may not have sufficient inventory to deliver its products to its customers in a timely fashion or the Company may have excess inventory that it is unable to sell;
- new product developments or introductions;
- product reviews and other media coverage;
- competition, including competitive price pressures; and
- political instability, war, acts of terrorism or other disasters.

If the Company's third party sales representatives fail to adequately promote, market and sell the Company's products, the Company's revenues could significantly decrease.

A significant portion of the Company's product sales are made through third party sales representative organizations, whose members are not employees of the Company. The Company's level of sales depends on the effectiveness of these organizations, as well as the effectiveness of its own employees. Some of these third party representatives may sell (and do sell), with the Company's permission, competitive products of third parties as well as the Company's products. During the Company's fiscal years ended March 31, 2013 and March 31, 2012, these organizations were responsible for approximately 47% and 46%, respectively, of its net revenues during such periods. In addition, one of these representative organizations was responsible for a significant portion of these revenues. If any of the Company's third party sales representative organizations engaged by the Company, especially the Company's largest, fails to adequately promote, market and sell its products, the Company's revenues could be significantly decreased until a replacement organization or distributor could be retained by the Company. Finding replacement organizations and distributors could be a time consuming process during which the Company's revenues could be negatively impacted.

The Company could be exposed to product liability or other claims for which its product liability or other insurance may be inadequate.

A failure of any of the products marketed by the Company may subject it to the risk of product liability claims and litigation arising from injuries allegedly caused by the improper functioning or design of its products. Although the Company currently maintains product liability insurance in amounts which the Company considers adequate, the Company cannot assure that:

- its insurance will provide adequate coverage against potential liabilities;
- adequate product liability insurance will continue to be available in the future; or
- its insurance can be maintained on acceptable terms.

Although the Company maintains liability insurance in amounts that it considers adequate, the Company cannot assure that such policies will provide adequate coverage against potential liabilities. To the extent product liability or other litigation losses are beyond the limits or scope of the Company's insurance coverage, the Company's expenses could materially increase.

Market Related Risks

Grande's controlling interest in the Company's common stock as well as the Company's organizational documents and Delaware law make it difficult for the Company to be acquired without the consent and cooperation of Grande, the Company's board of directors and management.

Grande's controlling interest in the Company's shares as well as several provisions of the Company's organizational documents and Delaware law may deter or prevent a takeover attempt, including a takeover attempt in which the potential purchaser offers to pay a per share price greater than the current market price of its common stock. Under the terms of the Company's certificate of incorporation, its board of directors has the authority, without further action by the stockholders, to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. The ability to issue shares of preferred stock could tend to discourage takeover or acquisition proposals not supported by its current board of directors (see Item 1A "Risk Factors — Business Related Risks — "Uncertain Impact of Appointment of Provisional Liquidators for Grande, Emerson's Controlling Shareholder").

If the Company's common stock is de-listed from the NYSE MKT, shareholders' liquidity in their shares may be adversely affected and shareholders may have difficulty selling their shares or attaining a satisfactory price.

In order for the Company's common stock to be eligible to continue to be listed on the NYSE MKT, the Company must meet the current NYSE MKT continued listing requirements, including satisfying the Audit Committee composition requirements and the timely filing of periodic reports with the Securities and Exchange Commission. If the Company is unable to continue to meet these requirements, its common stock could be de-listed from the NYSE MKT. If the Company's common stock were to be de-listed from the NYSE MKT, its common stock could continue to trade on the National Association of Securities Dealers' over-the-counter bulletin board or on the Pink Sheets, as the case may be. Any such de-listing of the Company's common stock could have an adverse effect on the market price of, and the efficiency of the trading market for its common stock, in terms of the number of shares that can be bought and sold at a given price and through delays in the timing of transactions and less coverage of the Company by securities analysts, if any. It also could have an adverse effect on the Company's ability to raise capital in the public or private equity markets if the Company were to determine that it needs to seek additional equity capital in the future.

Forward-Looking Information

This report contains forward looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to the Company's beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond the Company's control, and which may cause its actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through the use of words such as "may," "will," "can," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "seek," "estimate," "continue," "plan," "project," "predict," "could," "intend," "target," "potential," and other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation:

- the impact, if any, on the Company's business, financial condition and results of operation arising from the appointment of the Provisional Liquidators over Grande see Item 1A "Risk Factors — Business Related Risks — "Uncertain Impact of Appointment of Provisional Liquidators for Grande, Emerson's Controlling Shareholder";
- the decline in, and any further deterioration of, consumer spending for retail products, such as the Company's products;
- the Company's inability to resist price increases from its suppliers or pass through such increases to its customers;
- the loss of any of the Company's key customers or reduction in the purchase of the Company's products by any such customers;
- conflicts of interest that exist based on the Company's relationship with Grande;
- the Company's inability to improve and maintain effective internal controls or the failure by its personnel to comply with such internal controls;
- the Company's inability to maintain its relationships with its licensees and distributors or the failure to obtain new licensees or distribution relationships on favorable terms;
- cash generated by operating activities represents the Company's principal source of funding and therefore the Company depends on its ability to successfully manage its operating cash flows to fund its operations;
- the Company's inability to anticipate market trends, enhance existing products or achieve market acceptance of new products;
- the Company's dependence on a limited number of suppliers for its components and raw materials;
- the Company's dependence on third party manufacturers to manufacture and deliver its products;
- changes in consumer spending and economic conditions;
- the failure of third party sales representatives to adequately promote, market and sell the Company's products;
- the Company's inability to protect its intellectual property;
- the effects of competition;
- changes in foreign laws and regulations and changes in the political and economic conditions in the foreign countries in which the Company operates;
- changes in accounting policies, rules and practices;
- limited access to financing or increased cost of financing; and
- the effects of the continuing appreciation of the renminbi and increases in costs of production in China; and
- the other factors listed under "Risk Factors" in this Annual Report on Form 10-K and other filings with the SEC.

All forward-looking statements are expressly qualified in their entirety by this cautionary notice. The reader is cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this annual report or the date of the document incorporated by reference into this annual report. The Company has no obligation, and expressly disclaim any obligation, to update, revise or correct any of the forward-looking statements, whether as a result of new information, future events or otherwise.

The Company has expressed its expectations, beliefs and projections in good faith and the Company believes they have a reasonable basis. However, the Company cannot assure the reader that its expectations, beliefs or projections will result or be achieved or accomplished.

Item 2. *PROPERTIES*

The following table sets forth the material properties leased by the Company:

Facility Purpose	Approximate Square Footage	Location	Lease Expires
Corporate headquarters	5,541	Hackensack, NJ	May 2015
Hong Kong office	6,162	Hong Kong, China	July 2016
Macao office	1,285	Macao, China	May 2014
Warehouse	180,650	Mira Loma, CA	September 2013

Periodically, depending on need and circumstances, the Company may also utilize public warehouse space with terms typically of one year or less. Public warehouse expenses vary based upon the volume and value of products shipped from each leased location.

The Company believes that the properties used for its operations are in satisfactory condition and adequate for its present and anticipated future operations. The Company does not currently own any of the properties it occupies.

Item 3. *LEGAL PROCEEDINGS*

Kayne Litigation. On July 7, 2011, the Company was served with an amended complaint (the "Complaint") filed in the United States District Court for the Central District of California alleging, among other things, that the Company, certain of its present and former directors and other entities or individuals now or previously associated with Grande, intentionally interfered with the ability of the plaintiffs to collect on a judgment (now approximately $47 million) they had against Grande by engaging in transactions (such as the dividend paid to all shareholders in March 2010) which transferred assets out of the United States. The Complaint also asserts claims under the civil RICO statute and for alter ego liability. In the Company's opinion, the claims appear to be devoid of merit. Accordingly, on September 27, 2011, Emerson moved to dismiss the action for failure to state a claim. On or about February 27, 2012, the Court dismissed the intentional interference claim and portions of the Civil RICO claim with leave to re-plead, but denied the motion to dismiss the alter ego claim. On March 19, 2012, the plaintiffs filed a Second Amended Complaint setting forth the same claims as the Complaint. On April 20, 2012, the Company moved to dismiss the re-pleaded intentional interference and RICO claims, and oral arguments on this motion were held on June 18, 2012. On September 6, 2012, the Court dismissed the RICO claim, but granted the plaintiffs leave to re-plead. On September 17, 2012, the plaintiffs filed a Third Amended Complaint setting forth the same claims as the Complaint. The Company's response to the Third Amended Complaint was due and filed on October 4, 2012, which joined in a co-defendants' motion to dismiss the alter ego claim and the RICO claim. The Court heard oral argument on December 17, 2012. On May 9, 2013, the Court granted, in part, the motion to dismiss and dismissed the RICO claim with prejudice. On May 23, 2013, Emerson filed an Answer in which it denied the allegations of the Third Amended Complaint. Discovery, which included the exchange of thousands of documents and numerous depositions of fact and expert witnesses, is now complete. On June 24, 2013, Emerson, and the other parties moved for summary judgment seeking dismissal of the remaining two claims. The oral argument for that motion is currently scheduled for July 25, 2013. In the event the motion for summary judgment is denied, Emerson will continue to defend the action vigorously. This matter is scheduled for trial on October 29, 2013.

Other. Except for the litigation matter described above, the Company is not currently a party to any legal proceedings other than litigation matters, in most cases involving ordinary and routine claims incidental to our business. Management cannot estimate with certainty the Company's ultimate legal and financial liability with respect to such pending litigation matters. However, management believes, based on our examination of such matters, that the Company's ultimate liability will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

Item 4. *Mine Safety Disclosures*

Not applicable

PART II

Item 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER REPURCHASES OF EQUITY SECURITIES*

(a) Market Information

The Company's common stock began trading on the American Stock Exchange under the symbol MSN on December 22, 1994, and currently trades on the NYSE MKT under the same symbol, as a result of NYSE Euronext's acquisition of the American Stock Exchange in 2008. The following table sets forth the range of high and low sales prices for the Company's common stock as reported by the NYSE MKT during the last two fiscal years.

	Fiscal 2013		Fiscal 2012	
	High	Low	High	Low
First Quarter	$2.10	$1.90	$2.56	$1.80
Second Quarter	2.12	1.84	2.03	1.48
Third Quarter	2.17	1.55	1.74	1.35
Fourth Quarter	1.79	1.30	2.09	1.61

There is no established trading market for the Company's Series A convertible preferred stock, whose conversion feature expired as of March 31, 2002.

(b) Holders

At June 11, 2013, there were 251 stockholders of the Company's common stock whose shares were registered with the Company's transfer agent. The Company believes that the number of beneficial owners is substantially greater than the number of registered shareholders, because a large portion of the Company's common stock is held of record in broker "street names".

(c) Dividends

Other than the one-time extraordinary dividend of $1.10 per common share paid by the Company on March 24, 2010, the Company has not paid cash dividends on its common stock.

Item 6. *SELECTED CONSOLIDATED FINANCIAL DATA*

Not applicable.

Item 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion of the Company's operations and financial condition should be read in conjunction with the Financial Statements and notes thereto included elsewhere in this Annual Report on Form 10-K.

Special Note: Certain statements set forth below constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. See Item 1A — "Risk Factors — Forward-Looking Information."

In the following discussions, most percentages and dollar amounts have been rounded to aid presentation. As a result, all figures are approximations.

Results of Operations:

The following table summarizes certain financial information for the fiscal years ended March 31 (in thousands):

	2013	2012
Net product sales	$121,628	$156,975
Licensing revenue	6,768	6,276
Net revenues	128,396	163,251
Cost of sales	108,631	142,270
Other operating costs and expenses	1,355	1,352
Selling, general and administrative	7,759	7,764
Impairment of trademark	1,326	—
Operating income	9,325	11,865
Realized gain on sale of marketable securities	—	828
Gain on sale of building	—	347
Interest income, net	340	70
Income before income taxes	9,665	13,110
Provision for income taxes	3,666	2,476
Net income	$ 5,999	$ 10,634

Results of Operations — Fiscal 2013 compared with Fiscal 2012

Net product sales — Net product sales for fiscal 2013 were $121.6 million as compared to $157.0 million for fiscal 2012, a decrease of $35.4 million, or 22.5%. The Company's sales during fiscal 2013 and 2012 were highly concentrated among the Company's two largest customers, where gross product sales comprised approximately 94.2% and 90.3%, respectively, of the Company's total gross product sales. Net product sales may be periodically impacted by adjustments made to the Company's sales allowance and marketing support accrual to record unanticipated customer deductions from accounts receivable or to reduce the accrual by any amounts which were accrued in the past but not taken by customers through deductions from accounts receivable within a certain time period. In the aggregate, these adjustments had the effect of increasing net product sales and operating income by $0.9 million and $1.0 million for fiscal 2013 and fiscal 2012, respectively.

Net product sales are comprised primarily of the sales of houseware and audio products which bear the Emerson® brand name. The major elements which contributed to the overall decrease in net product sales were as follows:

i) Houseware product net sales decreased $28.8 million, or 19.7%, to $117.6 million in fiscal 2013 as compared to $146.4 million in fiscal 2012, principally driven by a decrease in sales of all products offered by the Company in the category, which is comprised of microwave ovens, compact refrigerators and wine coolers; and

ii) Audio product net sales were $4.1 million in fiscal 2013 compared to $10.6 million in fiscal 2012, a decrease of $6.5 million, or 61.5%, resulting from decreased net sales of all products offered by the Company in the category, which is comprised of clock radios and portable audio products.

As reported by the Company in a Form 8-K filed with the SEC on October 19, 2012, the Company was informed by its customer Wal-Mart, that, commencing with the Spring of 2013, Wal-Mart would discontinue purchasing from Emerson two microwave oven products that had been currently sold by the Company to Wal-Mart. During the year ended March 31, 2012 ("Fiscal 2012"), these two microwave oven products comprised, in the aggregate, approximately $48.4 million, or 31%, of the Company's net product sales.

Emerson continued shipping these two products throughout the remainder of Fiscal 2013 (the year ending March 31, 2013), with sales of such products declining through the fourth quarter of Fiscal 2013. During Fiscal 2013, these two microwave oven products comprised, in the aggregate, approximately $36.1 million, or 29.7%, of the Company's net product sales.

Emerson anticipates that the full impact of Wal-Mart's decision will be realized by the Company in Fiscal 2014, which began on April 1, 2013. As previously disclosed by the Company, the complete loss of, or significant reduction in, business with either of the Company's key customers will have a material adverse effect on the Company's business and results of operations. Accordingly, Wal-Mart's decision will have a material adverse effect on the Company's business and results of operations. There can be no assurance that the Company will be able to increase sales of such products at levels sufficient to offset the adverse impact of Wal-Mart's decision, if at all.

Licensing revenue — Licensing revenue in fiscal 2013 was $6.8 million as compared to $6.3 million for fiscal 2012, an increase of $0.5 million, or 7.8%. The increase in year-over-year licensing revenue for fiscal 2013 was due to approximately $1.2 million of higher year-over-year licensing revenue earned from the Company's largest licensee, Funai Corporation, Inc. ("Funai"), on higher year-over-year sales by Funai of products bearing the Emerson® brand name, partially offset by lower aggregate year-over-year licensing revenues earned by the Company from its other licensees.

The Company's largest license agreement is with Funai, which accounted for approximately 87% of the Company's total licensing revenue, and which was amended during December 2012 to extend the term of the agreement until March 31, 2015. The agreement provides that Funai will manufacture, market, sell and distribute specified products bearing the Emerson® trademark to customers in the U.S. and Canadian markets. Under the terms of the agreement, the Company receives non-refundable minimum annual royalty payments of $3.75 million each calendar year and a license fee on sales of product subject to the agreement in excess of the minimum annual royalties. During fiscal 2013 and 2012, licensing revenues of $5.9 million and $4.7 million, respectively, were earned under this agreement.

Net revenues — As a result of the foregoing factors, the Company's net revenues were $128.4 million for fiscal 2013 as compared to $163.3 million for fiscal 2012, a decrease of $34.9 million, or 21.4%.

Cost of sales — Cost of sales includes those components as described in Note 1 *"Cost of Sales"* of the Notes to the Consolidated Financial Statements. In absolute terms, cost of sales decreased $33.7 million, or 23.6%, to $108.6 million in fiscal 2013 as compared to $142.3 million in fiscal 2012. Cost of sales, as a percentage of net revenues, was 84.6% in fiscal 2013 as compared to 87.2% in fiscal 2012. Cost of sales as a percentage of net product sales was 89.3% in fiscal 2013 as compared to 90.6% in fiscal 2012. The decrease in absolute terms for fiscal 2013 as compared to fiscal 2012 was primarily related to the reduced net product sales and lower year-over-year cost of sales as a percentage of sales, partially offset by the impact of an inventory valuation reserve reduction that occurred in fiscal 2012 that did not repeat in fiscal 2013.

Other operating costs and expenses — Other operating costs and expenses include those components as described in Note 1 *"Other Operating Costs and Expenses"* of the Notes to the Consolidated Financial Statements. Other operating costs and expenses as a percentage of net revenues was 1.1% in fiscal 2013 as compared to 0.8% in fiscal 2012. In absolute terms, other operating costs and expenses was $1.4 million for both fiscal 2013 and fiscal 2012.

Selling, general and administrative expenses ("S,G&A") — S,G&A, as a percentage of net revenues, was 6.1% in fiscal 2013 as compared to 4.8% in fiscal 2012. S,G&A, in absolute terms, was $7.8 million in both fiscal 2013 and fiscal 2012, but increased as a percentage of net revenues due to decreased net product sales.

Impairment of Trademark — During fiscal 2013, upon completion of an analysis which showed the absence of future expected cash flows, the Company determined that the value of one of its non-strategic trademarks was fully impaired. Thus, the Company recorded an impairment charge of $1.3 million in September 2012 to write off this trademark. The Company does not anticipate any future material adverse financial impacts arising from this impairment.

Realized gain on sale of marketable securities — In fiscal 2012, the Company realized a gain of $0.8 million from the sale of its last remaining auction rate security with a face value of $5.0 million. See Note 11 — "Marketable Securities".

Gain on sale of building — In fiscal 2012, the Company sold its former headquarter office building in New Jersey and realized a gain of $0.3 million on the sale. The Company currently rents office space to serve as its headquarters.

Interest income, net — Interest income, net, was $340,000 in fiscal 2013 as compared to $70,000 in fiscal 2012, resulting from a higher interest rate earned by the Company on its investments made during fiscal 2013 in Certificates of Deposit.

Provision for income taxes — In fiscal 2013 and fiscal 2012, the Company recorded income tax expense of $3.7 million and $2.5 million, respectively. See Item 8 — "Financial Statements and Supplementary Data" and Note 7 "Income Taxes".

Net income — As a result of the foregoing factors, the Company's net income was $6.0 million for fiscal 2013 as compared to net income of $10.6 million for fiscal 2012.

Liquidity and Capital Resources

General

As of March 31, 2013, the Company had cash and cash equivalents of approximately $21.4 million as compared to approximately $45.0 million at March 31, 2012. Working capital increased to $72.5 million at March 31, 2013 as compared to $64.4 million at March 31, 2012. The decrease in cash and cash equivalents of approximately $23.6 million was due to the below factors.

Net cash provided by operating activities was approximately $21.7 million for fiscal 2013, primarily resulting from the net income of $6.0 million, a reduction in inventories of $7.7 million, a reduction in accounts receivable of $5.6 million, a reduction of intangible assets of $1.3 million, a reduction in deferred tax assets of $1.2 million, an increase in income taxes payable of $1.2 million and a reduction in prepaid expenses and other current assets of $1.0 million, partially offset by reductions in accounts payable and other current liabilities of $1.4 million, and decreases in asset allowances of $1.4 million.

Net cash used by investing activities was $45.2 million for fiscal 2013 as compared to $7.8 million in net cash generated by investing activities for fiscal 2012, primarily due to investment made by the Company during fiscal 2013 in $45.2 million of certificates of deposit and $0.1 million in additions to property, plant and equipment, partially offset by a $0.1 million reduction in restricted cash.

Net cash used by financing activities was $63,000 for fiscal 2013 as compared to $2.5 million for fiscal 2012, primarily resulting from payments made on the Company's capital lease and rental obligations.

Other Events and Circumstances Pertaining to Liquidity

Trade Terms

On May 31, 2011, upon application of a major creditor, the High Court of Hong Kong appointed Provisional Liquidators over Grande, which is the Company's controlling stockholder. Following the appointment of the Provisional Liquidators over Grande, certain major factory suppliers, including Midea, have significantly reduced the maximum amount of open credit lines available to the Company. At the factories' request, the Company made accelerated payments in June and July of 2011 to reduce the balances owing from the Company on its open trade payable accounts with the respective factory suppliers to comply with such new credit terms. The Company relies on its cash on hand and cash generated by ongoing operations to manage its business.

Potential Income Tax Issues Concerning the Extraordinary Dividend Paid by the Company in March 2010

On March 2, 2010, the Board declared an extraordinary dividend of $1.10 per common share which was paid on March 24, 2010. In connection with the Company's determination as to the taxability of the dividend, the Board relied upon information and research provided to it by the Company's tax advisors and, in reliance on the "stock-for-debt" exception in the Internal Revenue Code Sections 108(e)(8) and (e)(10), concluded that 4.9% of such dividend paid was taxable to the recipients.

In August 2012, the Company received a Form 886-A from the IRS which challenges the Company's conclusions and determines that the Company does not qualify for the above-referenced exception. Accordingly, the IRS has concluded that 100% of the dividend paid was taxable to the recipients. The Company is defending its position and calculations and is contesting the position asserted by the IRS. The Company prepared and, on October 25, 2012, delivered its rebuttal to the IRS contesting the IRS determination. There can be no assurance that the Company will be successful in defending its position.

Initially, the Company withheld from the dividend paid to foreign shareholders an amount equal to the tax liability associated with such dividend. On April 7, 2010, upon a request made to the Company by its foreign controlling shareholder, S&T, the Company entered into an agreement with S&T (the "Agreement"), whereby the Company returned to S&T on April 7, 2010 that portion of the funds withheld for taxes from the dividend paid on March 24, 2010 to S&T, which the Company believes is not subject to U.S. tax based on the Company's good-faith estimate of its accumulated earnings and profits. The Agreement includes provisions pursuant to which S&T agreed to indemnify the Company for any liability imposed on it as a result of the Company's agreement not to withhold such funds for S&T's possible tax liability and a pledge of stock as collateral. The Company continues to assert that such dividend is largely not subject to U.S. tax based on the Company's good-faith estimate of its accumulated earnings and profits. In addition, the Company also continues to assert that this transaction results in an off-balance sheet arrangement and a possible contingent tax liability of the Company, which, if recognized, would be offset in part by the calling by the Company on S&T of the indemnification provisions of the Agreement.

In February 2011, upon the request of S&T to the Company, the Company and S&T agreed that the collateral pledged as a part of the Agreement would no longer be required and such collateral was returned by the Company to S&T in March 2011 and the Agreement was amended and restated to remove the collateral requirement but retain the indemnification provisions. The Agreement, as amended (the "Amended Agreement"), remains in effect as of today. In the event that (i) the Company is not successful in establishing with the IRS that the Company's calculations were correct and (ii) S&T is unable or unwilling to pay the additional taxes due or indemnify the Company under the terms of the Amended Agreement, the Company may be liable to pay such additional taxes which would have a material adverse effect on the Company's financial condition and results of operations.

Income Tax Issues Concerning Overseas Income

On April 15, 2013 and June 5, 2013, Emerson received correspondence from the IRS including a (i) Form 5701 and Form 886-A regarding Adjusted Sales Income (collectively referred to as "NOPA 1") and (ii) Form 5701 and Form 886-A regarding Adjusted Subpart F-Foreign Base Company Sales Income (collectively referred to as "NOPA 2").

With respect to NOPA 1, the IRS is (i) challenging the position of the Company with respect to the way the Company's controlled foreign corporation in Macao (the "Macao CFC") recorded its product sales during Fiscal 2010 and Fiscal 2011 and (ii) asserting that an upward adjustment to the Company's Fiscal 2010 and Fiscal 2011 taxable income of $4,981,520 and $5,680,182, respectively, is required.

With respect to NOPA 2, the IRS is challenging the position of the Company with respect to the fact that the Company considered the service fee paid by the Company to the Macao CFC to be non-taxable in the U.S. The IRS has taken the position that the service fee paid to the Macao CFC by the Company constitutes foreign base company sales income ("FBCSI"). The IRS asserts that the service fee earned by the Macao CFC in connection with its sales of products to the Company should be taxable to the Company as FBCSI. As a result, the IRS determined that an upward adjustment to the Company's Fiscal 2010 and Fiscal 2011 taxable income of $1,553,984 and $1,143,162, respectively, is required.

The Company has evaluated the determinations made by the IRS as set forth in each of NOPA 1 and NOPA 2 in order to decide (a) how it will proceed and (b) the potential impact on the Company's financial condition and operations. Furthermore, although NOPA 1 and NOPA 2 represent potential adjustments to Fiscal 2010 and Fiscal 2011 only, the Company believes it is likely that the IRS will take the position that the same type of adjustments should be made for each of the Company's subsequent fiscal years. The assessment and payment of such additional taxes, penalties and interest would have a material adverse effect on the Company's financial condition and results of operations.

With respect to NOPA 1, the Company is appealing the proposed adjustment with the IRS. In the event that the Company is not successful in its appeal, the Company estimates that it could be liable for a maximum in taxes, penalties and interest of approximately $13.3 million pertaining to NOPA 1, in the aggregate, for its Fiscal 2010, Fiscal 2011, Fiscal 2012 and Fiscal 2013 periods. However, because the Company's current assessment is that its appeal of NOPA 1 is more likely than not to be successful, the Company has not recorded any liability to its March 31, 2013 balance sheet related to NOPA 1.

With respect to NOPA 2, the Company agrees in principle with the IRS' position that the service fee paid to the Macao CFC by the Company would be treated as FBCSI and taxable to the Company but the Company does not agree with the adjustment to the Company's taxable income as calculated by the IRS. However, the Company has estimated as approximately $1.1 million the amount of taxes, penalties and interest for which it would be liable for its Fiscal 2010, Fiscal 2011, Fiscal 2012 and Fiscal 2013 periods using the adjustments to taxable income as proposed by the IRS, and recorded such amount as a liability to its March 31, 2013 balance sheet.

Credit Arrangements

Letters of Credit — The Company utilizes Hang Seng Bank to issue letters of credit on behalf of the Company, as needed, on a 100% cash collateralized basis. At March 31, 2013 the Company had outstanding letters of credit totaling $0.1 million. A like amount of cash, which was posted by the Company as collateral against these outstanding letters of credit, at March 31, 2013, has been classified by the Company as Restricted Cash on the balance sheet.

Short-term Liquidity

In fiscal 2013, products representing approximately 46% of net sales were imported directly to the Company's customers. The direct importation of product by the Company to its customers significantly benefits the Company's liquidity because this inventory does not need to be financed by the Company.

The Company's principal existing sources of cash are generated from operations. The Company believes that its cash on hand and existing sources of cash will be sufficient to support its existing operations over the next 12 months.

As of March 31, 2013, there were no capital expenditure or other commitments other than the normal purchase orders used to secure product.

Off-Balance Sheet Arrangements

On April 7, 2010, upon a request made to the Company by its foreign controlling stockholder, S&T, the Company entered into an agreement with S&T whereby the Company returned to S&T on April 7, 2010 that portion of the taxes that the Company had withheld from the dividend paid on March 24, 2010 to S&T, as the Company believes the dividend paid is not subject to U.S. tax based on the Company's good-faith estimate of its accumulated earnings and profits, and received collateral (in the form of shares in the Company) which was sufficient to cover any claims for taxes on the dividend paid (the "Agreement"). The Company believes this transaction resulted in an off-balance sheet arrangement, which is comprised of a possible contingent tax liability of the Company, which, if recognized, would be offset by the calling by the Company on S&T of the indemnification provisions of the Agreement. In February 2011, upon the request of S&T to the Company, the Company and S&T agreed the collateral pledged as a part of the Agreement would no longer be required and this collateral was returned by the Company to S&T in March 2011 (see Note 3 "Related Party Transactions").

Critical Accounting Policies

The discussion and analysis of the Company's financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles that are generally accepted within the United States. The preparation of the Company's financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Management considers certain accounting policies related to inventories, trade accounts receivables, impairment of long-lived assets, valuation of deferred tax assets, sales return reserves and sales allowance accruals to be critical policies due to the estimation processes involved in each.

Revenue Recognition. Revenues from product distribution are recognized at the time title passes to the customer. Under the Direct Import Program, title passes in the country of origin. Under the Domestic Program, title passes primarily at the time of shipment. Estimates for possible returns are based upon historical return rates and netted against revenues. Except in connection with infrequent sales with specific arrangements to the contrary, returns are not permitted unless the goods are defective.

In addition to the distribution of products, the Company grants licenses for the right to use the Company's trademarks for a stated term for the manufacture and/or sale of consumer electronics and other products under agreements which require payment of either i) a non-refundable minimum guaranteed royalty or, ii) the greater of the actual royalties due (based on a contractual calculation, normally comprised of actual product sales by the licensee multiplied by a stated royalty rate, or "Sales Royalties") or a minimum guaranteed royalty amount. In the case of (i), such amounts are recognized as revenue on a straight-line basis over the term of the license agreement. In the case of (ii), Sales Royalties in excess of guaranteed minimums are accounted for as variable fees and are not recognized as revenue until the Company has ascertained that the licensee's sales of products have exceeded the guaranteed minimum. In effect, the Company recognizes the greater of Sales Royalties earned to date or the straight-line amount of minimum guaranteed royalties to date. In the case where a royalty is paid to the Company in advance, the royalty payment is initially recorded as a liability and recognized as revenue as the royalties are deemed to be earned according to the principles outlined above.

Inventories. Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out basis. The Company records inventory reserves to reduce the carrying value of inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves may be required. Conversely, if market conditions improve, such reserves are reduced.

Trade Accounts Receivable. The Company extends credit based upon evaluations of a customer's financial condition and provides for any anticipated credit losses in the Company's financial statements based upon management's estimates and ongoing reviews of recorded allowances. If the financial condition of a customer deteriorates, resulting in an impairment of that customer's ability to make payments, additional reserves may be required. Conversely, reserves are reduced to reflect credit and collection improvements.

Income Taxes. The Company records a valuation allowance to reduce the amount of its deferred tax assets to the amount that management estimates is more likely than not to be realized. While management considers future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance, in the event that management determines that a deferred tax asset will likely be realized in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, if it is determined that all or part of a net deferred tax asset will likely not be realized in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Sales Return Reserves. Management must make estimates of potential future product returns related to current period product revenue. Management analyzes historical returns, current economic trends and changes in customer demand for our products when evaluating the adequacy of the reserve for sales returns. Management judgments and estimates must be made and used in connection with establishing the sales return reserves in any accounting period. Additional reserves may be required if actual sales returns increase above the historical return rates. Conversely, the sales return reserve could be decreased if the actual return rates are less than the historical return rates, which were used to establish the reserve.

Sales Allowance and Marketing Support Accruals. Sales allowances, marketing support programs, promotions and other volume-based incentives which are provided to retailers and distributors are accounted for on an accrual basis as a reduction to net revenues in the period in which the related sales are recognized in accordance with ASC topic 605, "Revenue Recognition", subtopic 50 "Customer Payments and Incentives" and Securities and Exchange Commission Staff Accounting Bulletins 101 "Revenue Recognition in Financial Statements," and 104 "Revenue Recognition, corrected copy" ("SAB's 101 and 104").

At the time of sale, the Company reduces recognized gross revenue by allowances to cover, in addition to estimated sales returns as required by ASC topic 605, "Revenue Recognition.", subtopic 15 "Products", (i) sales incentives offered to customers that meet the criteria for accrual under ASC topic 605, subtopic 50 and (ii) under SAB's 101 and 104, an estimated amount to recognize additional non-offered deductions it anticipates and can reasonably estimate will be taken by customers which it does not expect to recover. Accruals for the estimated amount of future non-offered deductions are required to be made as contra-revenue items because that percentage of shipped revenue fails to meet the collectability criteria within SAB 104's and 101's four revenue recognition criteria, all of which are required to be met in order to recognize revenue.

If additional marketing support programs, promotions and other volume-based incentives are required to promote the Company's products subsequent to the initial sale, then additional reserves may be required and are accrued for when such support is offered.

Recently-Issued Financial Accounting Pronouncements

The following Accounting Standards Updates ("ASUs") were issued by the Financial Accounting Standards Board during the twelve months ended March 31, 2013 which relate to or could relate to the Company as concerns the Company's normal ongoing operations or the industry in which the Company operates:

Accounting Standards Update 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment (Issued July 2012)

The objective of the amendments in this Update is to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. The amendments permit an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Subtopic 350-30, Intangibles—Goodwill and Other—General Intangibles Other than Goodwill. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent.

Previous guidance in Subtopic 350-30 required an entity to test indefinite-lived intangible assets for impairment, on at least an annual basis, by comparing the fair value of the asset with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an entity should recognize an impairment loss in the amount of that excess. In accordance with the amendments in this Update, an entity will have an option not to calculate annually the fair value of an indefinite-lived intangible asset if the entity determines that it is not more likely than not that the asset is impaired. Permitting an entity to assess qualitative factors when testing indefinite-lived intangible assets for impairment results in guidance that is similar to the goodwill impairment testing guidance in Update 2011-08.

The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity's financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance.

Accounting Standards Update 2012-03, Technical Amendments and Corrections to SEC Sections: Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 114, Technical Amendments Pursuant to SEC Release No. 33-9250, and Corrections Related to FASB Accounting Standards Update 2010-22 (SEC Update) (Issued August 2012)

Amends various SEC paragraphs: (a) pursuant to the issuance of Staff Accounting Bulletin No. 114; (b) pursuant to the issuance of the SEC's Final Rule, "Technical Amendments to Commission Rules and Forms Related to the FASB's Accounting Standards Codification," Release Nos. 33-9250, 34-65052, and IC-29748 August 8, 2011; and (c) related to ASU 2010-22, Accounting for Various Topics.

Accounting Standards Update 2012-04, Technical Corrections and Improvements (Issued October 2012)

Clarifies the Codification or corrects unintended application of guidance and includes amendments identifying when the use of fair value should be linked to the definition of fair value in Topic 820, Fair Value Measurement. Amendments to the Codification without transition guidance are effective upon issuance for both public and nonpublic entities. For public entities, amendments subject to transition guidance will be effective for fiscal periods beginning after December 15, 2012. For nonpublic entities, amendments subject to transition guidance will be effective for fiscal periods beginning after December 15, 2013.

Accounting Standards Update 2013-02, Comprehensive Income – Topic 220: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (Issued February 2013)

The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012.

Accounting Standards Update 2013-04, Liabilities – Topic 405: Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date (Issued February 2013)

The guidance in this Update requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date as the sum of the following

The amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors Any additional amount the reporting entity expects to pay on behalf of its co-obligors.

The guidance in this Update also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations.

The amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The amendments in this Update should be applied retrospectively to all prior periods presented for those obligations resulting from joint and several liability arrangements within the Update's scope that exist at the beginning of an entity's fiscal year of adoption. An entity may elect to use hindsight for the comparative periods (if it changed its accounting as a result of adopting the amendments in this Update) and should disclose that fact. Early adoption is permitted.

Accounting Standards Update 2013-07, Presentation of Financial Statements – Topic 205: Liquidation Basis of Accounting (Issued April 2013)

The amendments require an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent. Liquidation is imminent when the likelihood is remote that the entity will return from liquidation and either (a) a plan for liquidation is approved by the person or persons with the authority to make such a plan effective and the likelihood is remote that the execution of the plan will be blocked by other parties or (b) a plan for liquidation is being imposed by other forces (for example, involuntary bankruptcy). If a plan for liquidation was specified in the entity's governing documents from the entity's inception (for example, limited-life entities), the entity should apply the liquidation basis of accounting only if the approved plan for liquidation differs from the plan for liquidation that was specified at the entity's inception. The amendments require financial statements prepared using the liquidation basis of accounting to present relevant information about an entity's expected resources in liquidation by measuring and presenting assets at the amount of the expected cash proceeds from liquidation. The entity should include in its presentation of assets any items it had not previously recognized under U.S. GAAP but that it expects to either sell in liquidation or use in settling liabilities (for example, trademarks). The amendments are effective for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013, and interim reporting periods therein. Entities should apply the requirements prospectively from the day that liquidation becomes imminent. Early adoption is permitted. Entities that use the liquidation basis of accounting as of the effective date in accordance with other Topics (for example, terminating employee benefit plans) are not required to apply the amendments. Instead, those entities should continue to apply the guidance in those other Topics until they have completed liquidation.

Item 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Not applicable.

Item 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Emerson Radio Corp and Subsidiaries

We have audited the accompanying consolidated balance sheets of Emerson Radio Corp. and Subsidiaries (the "Company"), as of March 31, 2013 and 2012, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the two years in the period ended March 31, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emerson Radio Corp. and Subsidiaries as of March 31, 2013 and 2012, and the results of their operations, and their cash flows for each of the two years in the period ended March 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ **MSPC**
Certified Public Accountants
and Advisors, A Professional Corporation

Cranford, New Jersey
July 16, 2013

EMERSON RADIO CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For The Years Ended March 31, 2013 and 2012

	2013	2012
	(In thousands, except per share data)	
Net revenues:		
Net product sales	$ 121,628	$ 156,975
Licensing revenue	6,768	6,276
Net revenues	128,396	163,251
Costs and expenses:		
Cost of sales	108,631	142,270
Other operating costs and expenses	1,355	1,352
Selling, general and administrative expenses	7,759	7,764
Impairment of trademark	1,326	—
	119,071	151,386
Operating income	9,325	11,865
Other income:		
Realized gain on sale of marketable securities	—	828
Gain on sale of building	—	347
Interest income, net	340	70
	340	1,245
Income before income taxes	9,665	13,110
Provision for income taxes	3,666	2,476
Net income	5,999	10,634
Basic net income per share	$ .22	$ .39
Diluted net income per share	$ .22	$ .39
Weighted average shares outstanding		
Basic	27,130	27,130
Diluted	27,130	27,130

The accompanying notes are an integral part of the consolidated financial statements.

EMERSON RADIO CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For The Years Ended March 31, 2013 and 2012

	2013	2012
Net income	$5,999	$10,634
Other comprehensive income (loss), net of tax:		
Foreign currency translation adj.	82	—
Realized gain on sale of available-for-sale securities	—	(828)
Comprehensive income	$6,081	$ 9,806

EMERSON RADIO CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of March 31, 2013 and 2012

	2013	2012
	(In thousands, except share data)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 21,412	$ 44,960
Restricted cash	70	215
Short term investments	45,235	—
Accounts receivable, net	7,883	12,134
Other receivables	969	1,193
Due from affiliates	1	1
Inventory, net	3,454	11,269
Prepaid expenses and other current assets	1,873	2,873
Deferred tax assets	1,685	2,304
Total Current Assets	82,582	74,949
Property, plant, and equipment, net	258	260
Trademarks, net	219	1,545
Deferred tax assets	1,121	1,668
Other assets	104	262
Total Assets	$ 84,284	$ 78,684
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Current maturities of long-term borrowings	$ 43	$ 64
Accounts payable and other current liabilities	7,790	9,152
Due to affiliates	—	11
Accrued sales returns	965	1,201
Income taxes payable	1,281	107
Total Current Liabilities	10,079	10,535
Long-term borrowings	30	72
Deferred tax liabilities	194	177
Shareholders' Equity:		
Preferred shares — 10,000,000 shares authorized; 3,677 shares issued and outstanding; liquidation preference of $3,677,000	3,310	3,310
Common shares — $0.01 par value, 75,000,000 shares authorized; 52,965,797 shares issued at March 31, 2013 and March 31, 2012, respectively; 27,129,832 shares outstanding at March 31, 2013 and March 31, 2012, respectively	529	529
Additional paid-in capital	98,785	98,785
Accumulated deficit	(4,419)	(10,418)
Accumulated other comprehensive loss	—	(82)
Treasury stock, at cost (25,835,965 shares)	(24,224)	(24,224)
Total Shareholders' Equity	73,981	67,900
Total Liabilities and Shareholders' Equity	$ 84,284	$ 78,684

The accompanying notes are an integral part of the consolidated financial statements

EMERSON RADIO CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For The Years Ended March 31, 2013 and 2012

		Common Shares Issued						
	Preferred Stock	Number of Shares	Par Value	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity
				(In thousands, except share data)				
Balance — March 31, 2011	$ 3,310	52,965,797	$529	$ 98,785	$ (21,055)	$ 746	$(24,224)	$ 58,091
Net income					$ 10,637			$ 10,637
Accumulated other comprehensive income:								
Realized gain on sale of available-for-sale securities						$ (828)		$ (828)
Balance — March 31, 2012	$ 3,310	52,965,797	$529	$ 98,785	$ (10,418)	$ (82)	$(24,224)	$ 67,900
Net income					$ 5,999			$ 5,999
Accumulated other comprehensive income:								
Foreign currency translation adjustment						$ 82		$ 82
Balance — March 31, 2013	$ 3,310	52,965,797	$529	$ 98,785	$ (4,419)	$ —	$(24,224)	$ 73,981

The accompanying notes are an integral part of the consolidated financial statements

EMERSON RADIO CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For The Years Ended March 31, 2013 and 2012

	2013	2012
	(In thousands)	
Cash Flows from Operating Activities:		
Net income	$ 5,999	$10,634
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation and amortization	106	276
Deferred tax benefit	1,183	1,412
Asset allowances, reserves, and other	(1,441)	(2,622)
Gain on sale of building	—	(347)
Gain on sale of investment	—	(828)
Foreign currency translation adj.	82	—
Impairment of trademark	1,326	—
Changes in assets and liabilities:		
Accounts receivable	5,582	(577)
Other receivables	224	220
Due from affiliates	—	(1)
Inventories	7,689	(755)
Prepaid expenses and other current assets	1,000	(2,324)
Other assets	158	96
Accounts payable and other current liabilities	(1,362)	(5,256)
Due to affiliates	(11)	9
Income taxes payable	1,174	(89)
Net cash provided (used) by operating activities	21,709	(152)
Cash Flows From Investing Activities:		
Short term investment	(45,235)	—
Proceeds from sale of marketable securities	—	4,725
Restricted cash	145	385
Additions to property and equipment	(111)	(57)
Disposals of property and equipment	7	2,789
Net cash (used) provided by investing activities	(45,194)	7,842
Cash Flows from Financing Activities:		
Repayments of long-term borrowings	(21)	(2,448)
Net decrease in capital lease and other rental obligations	(42)	(78)
Net cash used by financing activities	(63)	(2,526)
Net (decrease) increase in cash and cash equivalents	(23,548)	5,164
Cash and cash equivalents at beginning of year	44,960	39,796
Cash and cash equivalents at end of year	$ 21,412	$44,960
Supplemental disclosures of non-cash investing and financing activities:		
Cash paid for:		
Interest	$ 15	$ 23
Income taxes	$ 1,118	$ 1,942

The accompanying notes are an integral part of the consolidated financial statements

EMERSON RADIO CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES:

Background and Basis of Presentation

The consolidated financial statements include the accounts of Emerson Radio Corp. ("Emerson", consolidated — the "Company"), and its subsidiaries. The Company designs, sources, imports and markets a variety of houseware and consumer electronic products, and licenses the Emerson trademark for a variety of products domestically and internationally.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, the Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Highly liquid investments with original maturities of three months or less at the time of purchase are considered to be cash equivalents.

Fair Values of Financial Instruments

The carrying amounts for cash and cash equivalents, cash securing bank loans, trade accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short-term maturity of these financial instruments. The carrying amounts of bank debt approximate their fair values due to their variable rate interest features.

Investments

The Company determines the appropriate classifications of securities at the time of purchase and evaluates the continuing appropriateness of that classification thereafter. Realized gains and losses are determined on a specific identification basis and are reported separately as a component of income. Decreases and increases in the fair value of securities deemed to be other than temporary are included in earnings.

Concentrations of Credit Risk

Certain financial instruments potentially subject the Company to concentrations of credit risk. Accounts receivable represent amounts due from retailers and distributors from sales to them of consumer electronics throughout the United States and Canada. The Company periodically performs credit evaluations of its customers but generally does not require collateral. The Company provides for any anticipated credit losses in the financial statements based upon management's estimates and ongoing reviews of recorded allowances. The accounts receivable allowance for doubtful accounts was $245,000 at March 31, 2013 and $326,000 at March 31, 2012.

The Company maintains its cash accounts with major U.S. and foreign financial institutions. The total cash balances on deposit in the U.S. which are insured by the Federal Deposit Insurance Corporation ("FDIC") are currently and were insured by the FDIC up to $250,000 per bank as of March 31, 2013 and March 31, 2012 for interest-bearing accounts, and non-interest bearing accounts were insured by the FDIC with no limit, between December 31, 2010 and December 31, 2012. The Company's cash balances in excess of FDIC-insured limits were approximately $21.2 million and approximately $38.1 million at March 31, 2013 and March 31, 2012, respectively.

Long-Lived Assets

The Company's long-lived assets include property and equipment and trademarks. At March 31, 2013, the Company had approximately $258,000 of property and equipment, net of accumulated depreciation, and approximately $219,000 of trademarks, net of accumulated amortization, accounting for approximately 1% of the Company's total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with ASC Topics 350 "Intangibles" and 360 "Property, Plant and Equipment". The recoverability of assets held and used is measured by a comparison of the carrying amount of the asset to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Future events could cause the Company to conclude that impairment indicators exist and that long-lived assets may be impaired. Any resulting impairment loss could have a material adverse impact on the Company's financial condition and results of operations. During fiscal 2013, upon completion of an analysis which showed the absence of future expected cash flows, the Company determined that the value of one of its non-strategic trademarks was fully impaired. Thus, the Company recorded an impairment charge of $1.3 million in September 2012 to write off this trademark. The Company does not anticipate any future material adverse financial impacts arising from this impairment.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets being depreciated. The cost of maintenance and repairs is charged to expense as incurred. Significant renewals and betterments are capitalized and depreciated over the remaining estimated useful lives of the related assets. At time of disposal, the cost and related accumulated depreciation are removed from the Company's records and the difference between net carrying value of the asset and the sale proceeds is recorded as a gain or loss.

Depreciation of property, plant and equipment is provided by the straight-line method as follows:

• Machinery, Equipment and Software	Three years to seven years
• Furniture & Fixtures	Seven years
• Leasehold Improvements	Straight-line basis over the shorter of the useful life of the improvement or the term of the lease

Revenue Recognition

Distribution of products

Revenues from product distribution are recognized at the time title passes to the customer. Under the Direct Import Program, title passes in the country of origin. Under the Domestic Program, title passes primarily at the time of shipment. Estimates for future expected returns are based upon historical return rates and netted against revenues.

Management must make estimates of potential future product returns related to current period product revenue. Management analyzes historical returns, current economic trends and changes in customer demand for the Company's products when evaluating the adequacy of the reserve for sales returns. Management judgments and estimates must be made and used in connection with establishing the sales return reserves in any accounting period. Additional reserves may be required if actual sales returns increase above the historical return rates. Conversely, the sales return reserve could be decreased if the actual return rates are less than the historical return rates, which were used to establish the reserve.

Sales allowances, marketing support programs, promotions and other volume-based incentives which are provided to retailers and distributors are accounted for on an accrual basis as a reduction to net revenues in the period in which the related sales are recognized in accordance with ASC topic 605, "Revenue Recognition.", subtopic 50 "Customer Payments and Incentives" and Securities and Exchange Commission Staff Accounting Bulletins 101 "Revenue Recognition in Financial Statements," and 104 "Revenue Recognition, corrected copy" ("SAB's 101 and 104").

At the time of sale, the Company reduces recognized gross revenue by allowances to cover, in addition to estimated sales returns as required by ASC topic 605, "Revenue Recognition", subtopic 15 "Products", (i) sales incentives offered to customers that meet the criteria for accrual under ASC topic 605, subtopic 50 and (ii) under SAB's 101 and 104, an estimated amount to recognize additional non-offered deductions it anticipates and can reasonably estimate will be taken by customers which it does not expect to recover. Accruals for the estimated amount of future non-offered deductions are required to be made as contra-revenue items because that percentage of shipped revenue fails to meet the collectability criteria within SAB 104's and 101's four revenue recognition criteria, all of which are required to be met in order to recognize revenue.

If additional marketing support programs, promotions and other volume-based incentives are required to promote the Company's products subsequent to the initial sale, then additional reserves may be required and are accrued for when such support is offered.

Licensing

In addition to the distribution of products, the Company grants licenses for the right to use the Company's trademarks for a stated term for the manufacture and/or sale of consumer electronics and other products under agreements which require payment of either i) a non-refundable minimum guaranteed royalty or, ii) the greater of the actual royalties due (based on a contractual calculation, normally comprised of actual product sales by the licensee multiplied by a stated royalty rate, or "Sales Royalties") or a minimum guaranteed royalty amount. In the case of (i), such amounts are recognized as revenue on a straight-line basis over the term of the license agreement. In the case of (ii), Sales Royalties in excess of guaranteed minimums are accounted for as variable fees and are not recognized as revenue until the Company has ascertained that the licensee's sales of products have exceeded the guaranteed minimum. In effect, the Company recognizes the greater of Sales Royalties earned to date or the straight-line amount of minimum guaranteed royalties to date. In the case where a royalty is paid to the Company in advance, the royalty payment is initially recorded as a liability and recognized as revenue as the royalties are deemed to be earned according to the principles outlined above.

Cost of Sales

Cost of sales includes actual product cost, quality control costs, change in inventory reserves, duty, buying costs, the cost of transportation to the Company's warehouses from its manufacturers, warehousing costs, and an allocation of those selling, general and administrative expenses that are directly related to these activities.

Other Operating Costs and Expenses

Other operating costs and expenses include costs associated with returned product received from retailers, warranty costs, warehouse supply expenses, and an allocation of those selling, general and administrative expenses that are directly related to these activities. Because other operating costs and expenses is not included in cost of sales, the reported gross margin may not be comparable to those of other distributors that may include all costs related to the cost of product to their cost of sales and in the calculation of gross margin.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include all operating costs of the Company that are not directly related to the cost of procuring product or costs not included in other operating costs and expenses.

Foreign Currency

The assets and liabilities of foreign subsidiaries have been translated at current exchange rates, and related revenues and expenses have been translated at average rates of exchange in effect during the year. Related translation adjustments are reported as a separate component of shareholders' equity. Losses and gains resulting from foreign currency transactions are included in the results of operations.

The Company generally does not enter into foreign currency exchange contracts to hedge its exposures related to foreign currency fluctuations and there were no foreign exchange forward contracts held by the Company at March 31, 2013 or March 31, 2012.

Advertising Expenses

Advertising expenses are charged against earnings as incurred and are included in selling, general and administrative expenses. The Company incurred no advertising expenses during fiscal 2013 or fiscal 2012.

Sales Allowance and Marketing Support Expenses

Sales allowances, marketing support programs, promotions and other volume-based incentives which are provided to retailers and distributors are accounted for on an accrual basis as a reduction to net revenues in the period in which the related sales are recognized in accordance with ASC topic 605, "Revenue Recognition.", subtopic 50 "Customer Payments and Incentives" and Securities and Exchange Commission Staff Accounting Bulletins 101 "Revenue Recognition in Financial Statements," and 104 "Revenue Recognition, corrected copy" ("SAB's 101 and 104").

At the time of sale, the Company reduces recognized gross revenue by allowances to cover, in addition to estimated sales returns as required by ASC topic 605, "Revenue Recognition", subtopic 15 "Products", (i) sales incentives offered to customers that meet the criteria for accrual under ASC topic 605, subtopic 50 and (ii) under SAB's 101 and 104, an estimated amount to recognize additional non-offered deductions it anticipates and can reasonably estimate will be taken by customers which it does not expect to recover. Accruals for the estimated amount of future non-offered deductions are required to be made as contra-revenue items because that percentage of shipped revenue fails to meet the collectability criteria within SAB 104's and 101's four revenue recognition criteria, all of which are required to be met in order to recognize revenue.

If additional marketing support programs, promotions and other volume-based incentives are required to promote the Company's products subsequent to the initial sale, then additional reserves may be required and are accrued for when such support is offered.

The sales and marketing support accrual activity for fiscal 2013 and fiscal 2012 was as follows (in thousands):

Balance at March 31, 2011	**$ 3,035**
Fiscal 2012 additions	2,385
Fiscal 2012 usages	(2,435)
Fiscal 2012 adjustments	(1,024)
Balance at March 31, 2012	**$ 1,961**
Fiscal 2013 additions	2,060
Fiscal 2013 usages	(1,991)
Fiscal 2013 adjustments	(878)
Balance at March 31, 2013	**$ 1,152**

Interest income, net

The Company records interest as incurred. The net interest income for fiscal 2013 and 2012 consists of:

	2013	2012
	(In thousands)	
Interest expense	$ (15)	$(23)
Interest income	355	93
Interest income, net	$340	$ 70

Income Taxes

Deferred income taxes are recorded to account for the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets have been recorded net of an appropriate valuation allowance, to the extent management believes it is more likely than not that such assets will be realized. (See Note 7 "Income Taxes").

Comprehensive Income

Comprehensive income or loss is net income or loss adjusted for changes in the fair value of hedge instruments, unrealized gains or losses on securities, and foreign currency translation adjustments.

Net Earnings Per Common Share

Net earnings per common share are based upon the weighted average number of common and common equivalent shares outstanding. Outstanding stock options and warrants are treated as common stock equivalents when dilution results from their assumed exercise.

Stock-Based Compensation

The Company accounts for all share based payments in accordance with ASC Topic 71X, "Compensation", subtopic 718 "Compensation — Stock Compensation". Accordingly, the computed fair value is expensed ratably over the requisite vesting period. The Company recorded no stock-based compensation costs during fiscal 2013 or fiscal 2012.

There were no stock options granted by the Company in fiscal 2013 or fiscal 2012.

Recent Pronouncements

The following Accounting Standards Updates ("ASUs") were issued by the Financial Accounting Standards Board during the twelve months ended March 31, 2013 which relate to or could relate to the Company as concerns the Company's normal ongoing operations or the industry in which the Company operates:

Accounting Standards Update 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment (Issued July 2012)

The objective of the amendments in this Update is to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. The amendments permit an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Subtopic 350-30, Intangibles—Goodwill and Other—General Intangibles Other than Goodwill. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent.

Previous guidance in Subtopic 350-30 required an entity to test indefinite-lived intangible assets for impairment, on at least an annual basis, by comparing the fair value of the asset with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an entity should recognize an impairment loss in the amount of that excess. In accordance with the amendments in this Update, an entity will have an option not to calculate annually the fair value of an indefinite-lived intangible asset if the entity determines that it is not more likely than not that the asset is impaired. Permitting an entity to assess qualitative factors when testing indefinite-lived intangible assets for impairment results in guidance that is similar to the goodwill impairment testing guidance in Update 2011-08.

The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity's financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance.

Accounting Standards Update 2012-03, Technical Amendments and Corrections to SEC Sections: Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 114, Technical Amendments Pursuant to SEC Release No. 33-9250, and Corrections Related to FASB Accounting Standards Update 2010-22 (SEC Update) (Issued August 2012)

Amends various SEC paragraphs: (a) pursuant to the issuance of Staff Accounting Bulletin No. 114; (b) pursuant to the issuance of the SEC's Final Rule, "Technical Amendments to Commission Rules and Forms Related to the FASB's Accounting Standards Codification," Release Nos. 33-9250, 34-65052, and IC-29748 August 8, 2011; and (c) related to ASU 2010-22, Accounting for Various Topics.

Accounting Standards Update 2012-04, Technical Corrections and Improvements (Issued October 2012)

Clarifies the Codification or corrects unintended application of guidance and includes amendments identifying when the use of fair value should be linked to the definition of fair value in Topic 820, Fair Value Measurement. Amendments to the Codification without transition guidance are effective upon issuance for both public and nonpublic entities. For public entities, amendments subject to transition guidance will be effective for fiscal periods beginning after December 15, 2012. For nonpublic entities, amendments subject to transition guidance will be effective for fiscal periods beginning after December 15, 2013.

Accounting Standards Update 2013-02, Comprehensive Income – Topic 220: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (Issued February 2013)

The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012.

Accounting Standards Update 2013-04, Liabilities – Topic 405: Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date (Issued February 2013)

The guidance in this Update requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date as the sum of the following

The amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors Any additional amount the reporting entity expects to pay on behalf of its co-obligors.

The guidance in this Update also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations.

The amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The amendments in this Update should be applied retrospectively to all prior periods presented for those obligations resulting from joint and several liability arrangements within the Update's scope that exist at the beginning of an entity's fiscal year of adoption. An entity may elect to use hindsight for the comparative periods (if it changed its accounting as a result of adopting the amendments in this Update) and should disclose that fact. Early adoption is permitted.

Accounting Standards Update 2013-07, Presentation of Financial Statements – Topic 205: Liquidation Basis of Accounting (Issued April 2013)

The amendments require an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent. Liquidation is imminent when the likelihood is remote that the entity will return from liquidation and either (a) a plan for liquidation is approved by the person or persons with the authority to make such a plan effective and the likelihood is remote that the execution of the plan will be blocked by other parties or (b) a plan for liquidation is being imposed by other forces (for example, involuntary bankruptcy). If a plan for liquidation was specified in the entity's governing documents from the entity's inception (for example, limited-life entities), the entity should apply the liquidation basis of accounting only if the approved plan for liquidation differs from the plan for liquidation that was specified at the entity's inception. The amendments require financial statements prepared using the liquidation basis of accounting to present relevant information about an entity's expected resources in liquidation by measuring and presenting assets at the amount of the expected cash proceeds from liquidation. The entity should include in its presentation of assets any items it had not previously recognized under U.S. GAAP but that it expects to either sell in liquidation or use in settling liabilities (for example, trademarks). The amendments are effective for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013, and interim reporting periods therein. Entities should apply the requirements prospectively from the day that liquidation becomes imminent. Early adoption is permitted. Entities that use the liquidation basis of accounting as of the effective date in accordance with other Topics (for example, terminating employee benefit plans) are not required to apply the amendments. Instead, those entities should continue to apply the guidance in those other Topics until they have completed liquidation.

NOTE 2 — INVENTORIES:

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. As of March 31, 2013 and March 31, 2012, inventories consisted of the following:

	March 31, 2013	March 31, 2012
	(In thousands)	
Finished goods	$ 3,658	$ 11,347
Less inventory allowances	(204)	(78)
	$ 3,454	$ 11,269

NOTE 3 — RELATED PARTY TRANSACTIONS:

From time to time, Emerson engages in business transactions with its controlling shareholder, The Grande Holdings Limited (Provisional Liquidators Appointed) ("Grande"), and one or more of Grande's direct and indirect subsidiaries. Set forth below is a summary of such transactions.

Controlling Shareholder

The Grande Holdings Limited (Provisional Liquidators Appointed) ("Grande"), a Bermuda corporation, has, together with S&T International Distribution Limited ("S&T"), a subsidiary of Grande, and Grande N.A.K.S. Ltd., a subsidiary of Grande (together with Grande, the "Reporting Persons"), filed, on April 29, 2013, a Schedule 13D/A with the Securities and Exchange Commission ("SEC") stating that, as of the filing date, the Reporting Persons had the shared power to vote and direct the disposition of 15,243,283 shares, or approximately 56.2%, of the outstanding common stock of Emerson which, pursuant to an agreement between S&T and Deutsche Bank AG ("Deutsche Bank") on March 26, 2013, are no longer subject to the rights granted to Deutsche Bank pursuant to a security agreement entered into between S&T and Deutsche Bank on January 20, 2010.

On April 10, 2013, Deutsche Bank filed a Form 4 with the SEC disclosing the redemption and release, as of April 2, 2013, of 3,380,079 shares of common stock (the "Remaining Pledged Shares") of Emerson to S&T, Emerson's largest shareholder. On May 9, 2013, a Schedule 13G was filed with the SEC by Deutsche Bank AG stating that it had no voting or dispositive power over any of the outstanding common stock of Emerson. As a result, Deutsche Bank no longer claims beneficial ownership of any of the Remaining Pledged Shares. Furthermore, because S&T has regained control of a majority of the outstanding shares of common stock of Emerson, Emerson is once again a Controlled company, as defined in Section 801(a) of the NYSE MKT Rules.

On May 31, 2011, upon application of a major creditor, the High Court of Hong Kong appointed Fok Hei Yu (who is also known by the anglicized name Vincent Fok), a current director of the Company, and Roderick John Sutton, both of FTI Consulting (Hong Kong) Limited ("FTI"), as Joint and Several Provisional Liquidators over Grande. Accordingly, as of May 31, 2011, the directors of Grande no longer have the ability to exercise control over Grande or the power to direct the voting and disposition of the 15,243,283 shares beneficially owned by Grande. Instead, Mr. Fok, as a Provisional Liquidator over Grande, has such power (see Item 1A "Risk Factors — Business Related Risks — "Uncertain Impact of Appointment of Provisional Liquidators for Grande, Emerson's Controlling Shareholder"). In addition, on March 20, 2013, the Provisional Liquidators informed Emerson that they are obligated to liquidate the 15,243,283 shares beneficially owned by Grande. The Company can make no assurances regarding whether or to what extent such shares will be liquidated or retained by Grande, the timing, prices or amounts of any sales of shares or the impact, if any, on the Company, its other shareholders or the trading price of its common stock of any actual or anticipated dispositions of shares by the Provisional Liquidators.

Related Party Transactions

<u>*Rented Office Space in Hong Kong*</u>

The Company is billed for service charges from Brighton Marketing Limited, a subsidiary of Grande, in connection with the Company's rented office space in Hong Kong. These charges totaled approximately $5,000 for the twelve month period ended March 31, 2013 and approximately $31,000 for the twelve month period ended March 31, 2012. Emerson owed Brighton Marketing Limited nil at both March 31, 2013 and March 31, 2012 pertaining to these charges.

During the twelve months ended March 31, 2013 and the twelve months ended March 31, 2012, the Company was also billed for service charges from The Grande Properties Management Limited, a related party to Christopher Ho, in connection with the Company's rented office space in Hong Kong, in the amount of approximately $41,000 and approximately $32,000, respectively. During the twelve months ended March 31, 2012, the Company was billed for service charges from Asia Manufacturing Services Limited (formerly known as The Grande Group (Hong Kong) Ltd., a related party to Christopher Ho, in connection with the Company's rented office space in Hong Kong, in the amount of approximately $19,000. The Company owed nil to The Grande Properties Management Limited related to these charges at both March 31, 2013 and March 31, 2012, and the Company owed approximately $1,000 to Asia Manufacturing Services Limited related to these charges at March 31, 2012.

Beginning July 3, 2012, the Company entered into a rental agreement with Lafe Strategic Services Limited ("Lafe"), which is a related party to Christopher Ho, whereby the Company is leasing out excess space within its rented office space in Hong Kong to Lafe. The rental agreement is on a month-by-month basis, cancellable by either the Company or Lafe on one month's written notice. During the twelve months ended March 31, 2013, the Company earned rental income of approximately $27,000 from this arrangement. At March 31, 2013, Lafe owed Emerson nil in rental payable from this arrangement, and Emerson owed Lafe an amount of approximately $6,000 for a security deposit paid to the Company by Lafe at the inception of the agreement.

Consulting Services Provided to Emerson by one of its Directors

During the twelve months ended March 31, 2013 and March 31, 2012, Emerson paid consulting fees of approximately $110,000 and $60,000, respectively, to Mr. Eduard Will, a director of Emerson, for work performed by Mr. Will related to strategy for the Kayne Litigation as more fully described in Note 9 – "Legal Proceedings – Kayne Litigation" and merger and acquisition research. In addition, during the twelve months ended March 31, 2013 and March 31, 2012, Emerson paid expense reimbursements and advances, in the aggregate, of approximately $23,000 and approximately $21,000, respectively, to Mr. Will, related to this consulting work and his service as a director of Emerson.

At March 31, 2013 and March 31, 2012, respectively, the Company owed Mr. Will nil and approximately $10,000, respectively, related to these activities.

Dividend-Related Issues with S&T

On March 2, 2010, the Board declared an extraordinary dividend of $1.10 per common share, which was paid on March 24, 2010. In connection with the Company's determination as to the taxability of the dividend, the Board relied upon information and research provided to it by the Company's tax advisors and, in reliance on the "stock-for-debt" exception in the Internal Revenue Code Sections 108(e)(8) and (e)(10), concluded that 4.9% of such dividend paid was taxable to the recipients.

In August 2012, the Company received a Form 886-A from the IRS which challenges the Company's conclusions and determines that the Company does not qualify for the above-referenced exception. Accordingly, the IRS has concluded that 100% of the dividend paid was taxable to the recipients. The Company is defending its position and calculations and is contesting the position asserted by the IRS. The Company prepared and, on October 25, 2012, delivered its rebuttal to the IRS contesting the IRS determination. There can be no assurance that the Company will be successful in defending its position.

In the event that the Company is not successful in establishing with the IRS that the Company calculations were correct, then the shareholders who received the dividend likely will be subject to and liable for an assessment of additional taxes due. Moreover, the Company may be contingently liable for taxes due by certain of its shareholders resulting from the dividend paid by the Company.

Initially, the Company withheld from the dividend paid to foreign shareholders an amount equal to the tax liability associated with such dividend. On April 7, 2010, upon a request made to the Company by its foreign controlling shareholder, S&T, the Company entered into an agreement with S&T (the "Agreement"), whereby the Company returned to S&T on April 7, 2010 that portion of the funds withheld for taxes from the dividend paid on March 24, 2010 to S&T, which the Company believes is not subject to U.S. tax based on the Company's good-faith estimate of its accumulated earnings and profits. The Agreement includes provisions pursuant to which S&T agreed to indemnify the Company for any liability imposed on it as a result of the Company's agreement not to withhold such funds for S&T's possible tax liability and a pledge of stock as collateral. The Company continues to assert that such dividend is largely not subject to U.S. tax based on the Company's good-faith estimate of its accumulated earnings and profits. In addition, the Company also continues to assert that this transaction results in an off-balance sheet arrangement and a possible contingent tax liability of the Company, which, if recognized, would be offset in part by the calling by the Company on S&T of the indemnification provisions of the Agreement.

Per the terms of the Agreement, Emerson invoiced S&T in June 2010 approximately $42,000 for reimbursement of legal fees incurred by Emerson with regard to the Agreement and approximately $33,000 as a transaction fee for having entered into the Agreement. In January 2011, Emerson agreed, upon the request of S&T, to waive approximately $5,000 of the legal charges that had been invoiced to S&T in June 2010. S&T paid the full amount owed to Emerson of approximately $70,000 in February 2011.

In February 2011, upon the request of S&T to the Company, the Company and S&T agreed that the collateral pledged as a part of the Agreement would no longer be required and such collateral was returned by the Company to S&T in March 2011 and the Agreement was amended and restated to remove the collateral requirement but retain the indemnification provisions. The Agreement, as amended (the "Amended Agreement"), remains in effect as of today. In the event that (i) the Company is not successful in establishing with the IRS that the Company's calculations were correct and (ii) S&T is unable or unwilling to pay the additional taxes due or indemnify the Company under the terms of the Amended Agreement, the Company may be liable to pay such additional taxes which would have a material adverse effect on the Company's financial condition and results of operations.

Other

During each of the twelve months ended March 31, 2013 and March 31, 2012, Emerson invoiced Vigers Appraisal & Consulting Ltd. ("Vigers"), a related party of Christopher Ho, approximately $4,000 for usage of telephone and data lines maintained by Emerson. Vigers owed Emerson approximately $1,000 at both March 31, 2013 and March 31, 2012 related to this activity.

NOTE 4 — PROPERTY, PLANT, AND EQUIPMENT:

As of March 31, 2013 and 2012, property, plant, and equipment is comprised of the following:

	2013	2012
	(In thousands)	
Computer equipment and software	322	234
Furniture and fixtures	214	267
Machinery and equipment	679	679
Leasehold improvements	8	8
	1,223	1,188
Less accumulated depreciation and amortization	(965)	(928)
	$ 258	$ 260

Depreciation of property, plant, and equipment amounted to approximately $106,000 and $276,000 for the twelve months ended March 31, 2013 and 2012, respectively. During fiscal 2013, the Company disposed of property, plant and equipment with gross book values totaling approximately $20,000. The Company recognized a total net loss of approximately $2,000 on these disposals in fiscal 2013. During fiscal 2012, the Company disposed of property, plant and equipment with gross book values totaling approximately $2.7 million which were comprised mainly of the Company's headquarters office building and land in New Jersey and recognized a total net gain of approximately $299,000 on these disposals in fiscal 2012.

NOTE 5 — BORROWINGS:

Long-term Borrowings

As of March 31, 2013 and 2012, long-term borrowings consisted of the following:

	2013	2012
	(In thousands)	
Capitalized lease obligations and other	$73	$136
Less current maturities of capitalized lease obligations	43	64
Long-term borrowings	$30	$ 72

Maturities of long-term borrowings as of March 31, 2013, by fiscal year and in the aggregate are as follows (in thousands):

2014	$ 43
2015	30
Thereafter	—
Total	73
Less current portion	43
Total long term portion	$ 30

NOTE 6 — INCOME TAXES:

Income Tax Issues Concerning Overseas Income

On April 15, 2013 and June 5, 2013, Emerson received correspondence from the IRS including a (i) Form 5701 and Form 886-A regarding Adjusted Sales Income (collectively referred to as "NOPA 1") and (ii) Form 5701 and Form 886-A regarding Adjusted Subpart F-Foreign Base Company Sales Income (collectively referred to as "NOPA 2").

With respect to NOPA 1, the IRS is (i) challenging the position of the Company with respect to the way the Company's controlled foreign corporation in Macao (the "Macao CFC") recorded its product sales during Fiscal 2010 and Fiscal 2011 and (ii) asserting that an upward adjustment to the Company's Fiscal 2010 and Fiscal 2011 taxable income of $4,981,520 and $5,680,182, respectively, is required.

With respect to NOPA 2, the IRS is challenging the position of the Company with respect to the fact that the Company considered the service fee paid by the Company to the Macao CFC to be non-taxable in the U.S. The IRS has taken the position that the service fee paid to the Macao CFC by the Company constitutes foreign base company sales income ("FBCSI"). The IRS asserts that the service fee earned by the Macao CFC in connection with its sales of products to the Company should be taxable to the Company as FBCSI. As a result, the IRS determined that an upward adjustment to the Company's Fiscal 2010 and Fiscal 2011 taxable income of $1,553,984 and $1,143,162, respectively, is required.

The Company has evaluated the determinations made by the IRS as set forth in each of NOPA 1 and NOPA 2 in order to decide (a) how it will proceed and (b) the potential impact on the Company's financial condition and operations. Furthermore, although NOPA 1 and NOPA 2 represent potential adjustments to Fiscal 2010 and Fiscal 2011 only, the Company believes it is likely that the IRS will take the position that the same type of adjustments should be made for each of the Company's subsequent fiscal years. The assessment and payment of such additional taxes, penalties and interest would have a material adverse effect on the Company's financial condition and results of operations.

With respect to NOPA 1, the Company is appealing the proposed adjustment with the IRS. In the event that the Company is not successful in its appeal, the Company estimates that it could be liable for a maximum in taxes, penalties and interest of approximately $13.3 million pertaining to NOPA 1, in the aggregate, for its Fiscal 2010, Fiscal 2011, Fiscal 2012 and Fiscal 2013 periods. However, because the Company's current assessment is that its appeal of NOPA 1 is more likely than not to be successful, the Company has not recorded any liability to its March 31, 2013 balance sheet related to NOPA 1.

With respect to NOPA 2, the Company agrees in principle with the IRS' position that the service fee paid to the Macao CFC by the Company would be treated as FBCSI and taxable to the Company but the Company does not agree with the adjustment to the Company's taxable income as calculated by the IRS. However, the Company has estimated as approximately $1.1 million the amount of taxes, penalties and interest for which it would be liable for its Fiscal 2010, Fiscal 2011, Fiscal 2012 and Fiscal 2013 periods using the adjustments to taxable income as proposed by the IRS, and recorded such amount as a liability to its March 31, 2013 balance sheet.

The Company's provision for income taxes for Fiscal 2013 and Fiscal 2012 were as follows:

	2013	2012
	(In thousands)	
Current:		
Federal	$1,353	$ 266
Foreign, state and other	215	579
Prior year federal and state with penalty & interest	881	234
Deferred:		
Federal	947	1089
Foreign, state and other	270	308
Provision for income taxes	$3,666	$2,476

The Company files a consolidated federal return and certain state and local income tax returns.

The difference between the effective rate reflected in the provision for income taxes and the amounts determined by applying the statutory federal rate of 34% to earnings before income taxes for Fiscal March 2013 and Fiscal 2012 is analyzed below:

	2013	2012
	(In thousands)	
Statutory provision	$ 3,283	$ 4,458
Foreign subsidiary	(2,626)	(1,677)
State taxes	366	736
Permanent differences	716	6
Prior year taxes	897	34
True up AMT Credit	898	—
True up to prior year taxes	56	—
Valuation allowance		(1,081)
Other, net	76	—
Total income tax	$ 3,666	$ 2,476

As of March 31, 2013 and March 31, 2012, the significant components of the Company's deferred tax assets and liabilities were as follows:

	2013	2012
	(In thousands)	
Deferred tax assets:		
Current:		
Accounts receivable reserves	$ 881	$1,445
Inventory reserves	401	368
Accruals	237	214
Stock warrants	166	166
Non-current:		
Property, plant, and equipment	1,169	699
Net operating loss and credit carryforwards	107	1,235
Stock compensation	79	79
Gross deferred tax assets	3,040	4,206
Valuation allowances	(234)	(234)
Total deferred tax assets	2,806	3,972
Deferred tax liabilities:		
Non-current:		
Capital lease expense	194	177
Total Deferred Tax Liabilities	194	177
Net deferred tax assets	$2,612	$3,795

The Company has no U.S. federal net operating loss carryforwards ("NOLs") as of March 31, 2013.

The amounts of state NOLs available by year as of March 31, 2013 are as follows (in millions $):

Loss Year (Fiscal)	Included in DTA	Expiration Year (Fiscal)
2008	1.3	2018

The tax benefits related to these state net operating loss carryforwards and future deductible temporary differences are recorded to the extent management believes it is more likely than not that such benefits will be realized.

Income of foreign subsidiaries before taxes was $7,787,000 and $4,908,000 for the years ended March 31, 2013 and 2012, respectively.

No provision was made for U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries. Such earnings have been and will be reinvested but could become subject to additional tax if they were remitted as dividends, or were loaned to the Company or a domestic affiliate, or if the Company should sell its stock in the foreign subsidiaries. It is not practicable to determine the amount of additional tax, if any, that might be payable on undistributed foreign earnings.

A reconciliation of the Company's changes in uncertain tax positions from April 1, 2012 to March 31, 2013 is as follows:

	In 000's
Total amount of unrecognized tax benefits as of April 1, 2012	$ 121
Gross increases in unrecognized tax benefits as a result of tax positions taken during a prior period	—
Gross decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	—
Gross increases in unrecognized tax benefits as a result of tax positions taken during the current period	—
Gross decreases in unrecognized tax benefits as a result of tax positions taken during the current period	—
Decreases in unrecognized tax benefits relating to settlements with taxing authorities	—
Reductions to unrecognized tax benefits as a result of lapse of statute of limitations	—
Total amount of unrecognized tax benefits as of March 31, 2013	$ 121

The effective tax rate on the Company's income before income taxes for fiscal 2013 differs from the federal statutory rate primarily as a result of difference in tax rate between U.S. and foreign jurisdictions, state income taxes, and change in net operating loss carryforwards. The effective tax rate on the Company's income before income taxes for fiscal 2012 differs from the federal statutory rate primarily as a result of difference in tax rate between U.S. and foreign jurisdictions, state income taxes and change in net operating loss carryforwards.

The Company is subject to examination and assessment by tax authorities in numerous jurisdictions. A summary of the Company's open tax years is as follows as of March 31, 2013:

Jurisdiction	Open Tax Years
U.S. Federal	2009-2012
U.S. States	2008-2012
Foreign	2006-2012

Based on the outcome of tax examinations or due to the expiration of statutes of limitations, it is reasonably possible that the unrecognized tax benefits related to uncertain tax positions taken in previously filed returns may be different from the liabilities that have been recorded for these unrecognized tax benefits. As a result, the Company may be subject to additional tax expense.

NOTE 7 — COMMITMENTS AND CONTINGENCIES:

Leases:

The Company leases warehouse and office space with annual commitments as follows (in thousands):

		Rental Commitments	
Fiscal Years	Amount	Affiliate	Non-Affiliate
2014	672	—	672
2015	231	—	231
2016	111	—	111
2017	25	—	25
Thereafter	—	—	—
Total	$1,039	$ —	$ 1,039

Rent expense resulting from leases with non-affiliated companies aggregated $1,151,000 and $1,369,000, respectively, for fiscal 2013 and 2012.

Letters of Credit:

The Company utilizes the services of one of its banks to issue secured letters of credit on behalf of the Company, as needed, on a 100% cash collateralized basis. At March 31, 2013 and March 31, 2012, the Company had approximately $0.1 million and $0.2 million of letters of credit outstanding.

Capital Expenditure and Other Commitments:

As of March 31, 2013, there were no capital expenditure or other commitments other than the normal purchase orders used to secure product.

Employee Benefit Plan:

The Company currently sponsors a defined contribution 401(k) retirement plan which is subject to the provisions of the Employee Retirement Income Security Act. The Company matches a percentage of the participants' contributions up to a specified amount. These contributions to the plan for fiscal 2013 and 2012 were $65,000 and $64,000, respectively, and were charged against earnings for the periods presented.

NOTE 8 — STOCK BASED COMPENSATION:

In 2004, the Company adopted the 2004 Employee Stock Options Plan. The provisions for exercise price, term and vesting schedule are, for the most part, the same as the previous Incentive Stock Option Plan. The maximum aggregate number of shares of common stock available pursuant to the Program is 2,500,000 shares.

There were no transactions during fiscal 2013 or fiscal 2012, and as of March 31, 2013, there were no options outstanding. At March 31, 2013, 2012 and 2011, the weighted average exercise price of exercisable options under the Program was nil.

In 2004, the Company's Board of Directors, and the stockholders subsequently approved the 2004 Non-Employee Director Stock Option Plan, the provisions for exercise price, term and vesting schedule being, for the most part, the same as the 1994 Non-Employee Director Stock Option Plan. The maximum number of shares of Common Stock available under such plan was 250,000 shares. In December 2006, an additional listing application was approved by the American Stock Exchange permitting the issuance of up to 500,000 shares pursuant to the 2004 plan.

A summary of transactions under the plan for the two years ended March 31, 2013 is as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding — April 1, 2011	50,000	$ 3.13
Outstanding — March 31, 2012	50,000	$ 3.13
Outstanding — March 31, 2013	50,000	$ 3.13
Exercisable at March 31, 2013	50,000	$ 3.13

The following table provides additional information as to the options outstanding under the Non-Employee Director Stock Option Plan as of March 31, 2013:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Amount Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Amount Exercisable	Weighted Average Exercise Price
$3.07	25,000	2.8	$ 3.07	25,000	$ 3.07
$3.19	25,000	3.6	3.19	25,000	3.19
	50,000	3.2	$ 3.13	50,000	$ 3.13

There were no options granted during the fiscal years ending March 31, 2013 or 2012. As of March 31, 2013, there were a total of 50,000 options outstanding with exercise prices ranging from $3.07 per share to $3.19 per share, all of which were fully vested. The weighted average exercise price of exercisable options under the Non-Employee Director Stock Option Plan was $3.13 for both March 31, 2013 and 2012.

NOTE 9 — SHAREHOLDERS' EQUITY:

Common Shares:

Authorized common shares total 75,000,000 shares of common shares, par value $0.01 per share, of which, 27,129,832 were issued and outstanding as of March 31, 2013 and 2012. Shares held in treasury at March 31, 2013 and 2012 were 25,835,965.

Common Stock Repurchase Program:

In September 2003, the Company's Board authorized a share repurchase programs for 2,000,000 shares. No shares were repurchased in fiscal 2013 or fiscal 2012. As of March 31, 2013, 732,377 shares remain available for repurchase under this program.

Series A Preferred Stock:

The Company has issued and outstanding 3,677 shares of Series A Preferred Stock, ("Preferred Stock") $.01 par value, with a face value of $3,677,000, which had no determinable market value as of March 31, 2013. Effective March 31, 2002, the previously existing conversion feature of the Preferred Stock expired. The Series A convertible preferred stock is non-voting, has no dividend preferences and has not been convertible since March 31, 2002; however, it retains a liquidation preference.

NOTE 10 — SHORT TERM INVESTMENTS:

At March 31, 2013 and March 31, 2012, the Company held short-term investments totaling $45.2 million and nil, respectively. At March 31, 2013, these investments were comprised of bank certificates of deposit with maturities in June and August 2013.

NOTE 11 — NET EARNINGS PER SHARE:

The following table sets forth the computation of basic and diluted earnings per share for the years ended March 31, 2013 and March 31, 2012:

	2013	2012
	(In thousands, except per share data)	
Numerator:		
Net income for basic and diluted earnings per share	$ 5,999	$ 10,634
Denominator:		
Denominator for basic earnings per share — weighted average shares	27,130	27,130
Effect of dilutive securities on denominator:		
Options	—	—
Denominator for diluted earnings per share — weighted average shares and assumed conversions	27,130	27,130
Net income per share:		
Basic and diluted loss per share	$ .22	$ .39

For the year ended March 31, 2013, 50,000 shares attributable to outstanding stock options were excluded from the calculation of diluted earnings per share because the exercise price of the options and warrants exceeded the average price of the common shares, and therefore their inclusion would have been anti-dilutive.

NOTE 12 — LICENSE AGREEMENTS:

The Company is party to numerous license agreements that allow licensees to use its trademarks for the manufacture and/or the sale of consumer electronics and other products and are referred to as "outward licenses". These license agreements (i) allow the licensee to use the Company's trademarks for a specific product category, or for sale within specific geographic areas, or for sales to a specific customer base, or any combination of the above, or any other category that might be defined in the license agreement and (ii) may be subject to renewal at the initial expiration of the agreements and are governed by the laws of the United States.

NOTE 13 — LEGAL PROCEEDINGS:

Kayne Litigation. On July 7, 2011, the Company was served with an amended complaint (the "Complaint") filed in the United States District Court for the Central District of California alleging, among other things, that the Company, certain of its present and former directors and other entities or individuals now or previously associated with Grande, intentionally interfered with the ability of the plaintiffs to collect on a judgment (now approximately $47 million) they had against Grande by engaging in transactions (such as the dividend paid to all shareholders in March 2010) which transferred assets out of the United States. The Complaint also asserts claims under the civil RICO statute and for alter ego liability. In the Company's opinion, the claims appear to be devoid of merit. Accordingly, on September 27, 2011, Emerson moved to dismiss the action for failure to state a claim. On or about February 27, 2012, the Court dismissed the intentional interference claim and portions of the Civil RICO claim with leave to re-plead, but denied the motion to dismiss the alter ego claim. On March 19, 2012, the plaintiffs filed a Second Amended Complaint setting forth the same claims as the Complaint. On April 20, 2012, the Company moved to dismiss the re-pleaded intentional interference and RICO claims, and oral arguments on this motion were held on June 18, 2012. On September 6, 2012, the Court dismissed the RICO claim, but granted the plaintiffs leave to re-plead. On September 17, 2012, the plaintiffs filed a Third Amended Complaint setting forth the same claims as the Complaint. The Company's response to the Third Amended Complaint was due and filed on October 4, 2012, which joined in a co-defendants' motion to dismiss the alter ego claim and the RICO claim. The Court heard oral argument on December 17, 2012. On May 9, 2013, the Court granted, in part, the motion to dismiss and dismissed the RICO claim with prejudice. On May 23, 2013, Emerson filed an Answer in which it denied the allegations of the Third Amended Complaint. Discovery, which included the exchange of thousands of documents and numerous depositions of fact and expert witnesses, is now complete. On June 24, 2013, Emerson, and the other parties moved for summary judgment seeking dismissal of the remaining two claims. The oral argument for that motion is currently scheduled for July 25, 2013. In the event the motion for summary judgment is denied, Emerson will continue to defend the action vigorously. This matter is scheduled for trial on October 29, 2013.

Other. Except for the litigation matter described above, the Company is not currently a party to any legal proceedings other than litigation matters, in most cases involving ordinary and routine claims incidental to our business. Management cannot estimate with certainty the Company's ultimate legal and financial liability with respect to such pending litigation matters. However, management believes, based on our examination of such matters, that the Company's ultimate liability will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

NOTE 14 — GEOGRAPHIC INFORMATION:

Net revenues and identifiable assets of the Company for the fiscal years ended March 31, 2013 and March 31, 2012 are summarized below by geographic area (in thousands). Net revenues are attributed to geographic area based on location of customer.

	Year Ended March 31, 2013		
	U.S.	Foreign	Consolidated
Net third party revenue	$128,396	$ —	$ 128,396
Long-lived assets	$ 23,458	$12,731	$ 36,189

	Year Ended March 31, 2012		
	U.S.	Foreign	Consolidated
Net third party revenue	$163,251	$ —	$ 163,251
Long-lived assets	$ 67,127	$ 7,614	$ 74,741

NOTE 15 — TRADEMARKS

During fiscal 2013, upon completion of an analysis which showed the absence of future expected cash flows, the Company determined that the value of one of its non-strategic trademarks was fully impaired. Thus, the Company recorded an impairment charge of $1.3 million in September 2012 to write off this trademark. The Company does not anticipate any future material adverse financial impacts arising from this impairment.

Item 9. ***CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE***

None.

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d — 15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that are designed to ensure that information required to be disclosed in its Exchange Act reports are recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to management, including the Company's principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Due to the inherent limitations of control systems, not all misstatements may be detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons; by collusion of two or more people, or by management override of the control. The Company's controls and procedures can only provide reasonable, not absolute, assurance that the above objectives have been met.

As a result of its internal assessment, the Company's management concluded that disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 10-K, are effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, to ensure that such information is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to management, including the Company's principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of management, including the Company's principal executive officer and principal financial officer, management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that the Company's internal control over financial reporting was effective.

This Annual Report on Form 10-K does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

During the fiscal quarter ended March 31, 2013, there were no changes in the Company's internal control that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. ***Other Information***

None

PART III

Item 10. ***DIRECTORS AND EXECUTIVE OFFICERS***

The information required is incorporated herein by reference to Emerson's definitive Proxy Statement, or an amendment to this Annual Report on Form 10-K, to be filed with the Securities and Exchange Commission on or before July 29, 2013.

Item 11. ***EXECUTIVE COMPENSATION***

The information required is incorporated herein by reference to Emerson's definitive Proxy Statement, or an amendment to this Annual Report on Form 10-K, to be filed with the Securities and Exchange Commission on or before July 29, 2013.

Item 12. ***SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS***

The information required is incorporated herein by reference to Emerson's definitive Proxy Statement, or an amendment to this Annual Report on Form 10-K, to be filed with the Securities and Exchange Commission on or before July 29, 2013.

Item 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS*

The information required is incorporated herein by reference to Emerson's definitive Proxy Statement, or an amendment to this Annual Report on Form 10-K, to be filed with the Securities and Exchange Commission on or before July 29, 2013.

Item 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required is incorporated herein by reference to Emerson's definitive Proxy Statement, or an amendment to this Annual Report on Form 10-K, to be filed with the Securities and Exchange Commission on or before July 29, 2013.

PART IV

Item 15. *EXHIBITS, FINANCIAL STATEMENTS AND SCHEDULES*

(a) *List of Financial Statements, Financial Statement Schedules, and Exhibits.*

1. *Financial Statements*. The following financial statements of Emerson Radio Corp. are included in Item 8 of Part II of this Annual Report on Form 10-K:

Report of Independent Registered Public Accounting Firm
Consolidated Statements of Operations for the years ended March 31, 2013 and 2012
Consolidated Balance Sheets as of March 31, 2013 and 2012
Consolidated Statements of Changes in Shareholders' Equity for the years ended March 31, 2013 and 2012
Consolidated Statements of Cash Flows for the years ended March 31, 2013 and 2012
Notes to Consolidated Financial Statements

All financial statement schedules are omitted from this Annual Report on Form 10-K, as they are not required or applicable or the required information is included in the financial statements or notes thereto.

2. *Exhibits*. The following exhibits are filed with this Annual Report on Form 10-K or are incorporated herein by reference, as indicated.

Exhibit Number	
3.1	Certificate of Incorporation of Emerson (incorporated by reference to Exhibit (3) (a) of Emerson's Registration Statement on Form S-1, Registration No. 33-53621, declared effective by the SEC on August 9, 1994).
3.4	Certificate of Designation for Series A Preferred Stock (incorporated by reference to Exhibit (3) (b) of Emerson's Registration Statement on Form S-1, Registration No. 33-53621, declared effective by the SEC on August 9, 1994).
3.5	Amendment dated February 14, 1996 to the Certificate of Incorporation of Emerson (incorporated by reference to Exhibit (3) (a) of Emerson's Quarterly Report on Form 10-Q for the quarter ended December 31, 1995).
3.6	By-Laws of Emerson (incorporated by reference to Exhibit 3.1 of Emerson's Quarterly Report on Form 10-Q for the quarter ended December 31, 2007).
3.7	Amendment dated November 28, 1995 to the By-Laws of Emerson adopted March 1994 (incorporated by reference to Exhibit (3) (b) of Emerson's Quarterly Report on Form 10-Q for the quarter ended December 31, 1995).
3.8	Amendment effective as of November 10, 2009 to the By-Laws of Emerson adopted March 1994 (incorporated by reference to Exhibit 3.1 of Emerson's Current Report on Form 8-K filed on November 16, 2009).
3.9	Amendment effective as of August 31, 2011 to the By-Laws of Emerson adopted March 1994 (incorporated by reference to Exhibit 3.2 of Emerson's Current Report on Form 8-K filed on September 7, 2011).
10.12	License Agreement effective as of January 1, 2001 by and between Funai Corporation and Emerson (incorporated by reference to Exhibit (10) (z) of Emerson's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).
10.12.1	First Amendment to License Agreement dated February 19, 2002 by and between Funai Corporation and Emerson (incorporated by reference to Exhibit (10.12.1) of Emerson's Annual Report on Form 10-K for the year ended March 31, 2002).
10.12.2	Second Amendment to License Agreement effective August 1, 2002 by and between Funai Corporation and Emerson (incorporated by reference to Exhibit (10.12.2) of Emerson's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).
10.12.3	Third Amendment to License Agreement effective February 18, 2004 by and between Funai Corporation and Emerson (incorporated by reference to Exhibit 10.12.3 of Emerson's Annual Report on Form 10-K for the year ending March 31, 2004).

10.12.4	Fourth Amendment to License Agreement effective December 3, 2004 by and between Funai Corporation, Inc. and Emerson (incorporated by reference to Exhibit (10.12.4) of Emerson's Quarterly Report on Form 10-Q for the quarter ended December 31, 2004).
10.12.5	Fifth Amendment to License Agreement effective May 18, 2005 by and between Funai Corporation, Inc. and Emerson (incorporated by reference to Exhibit (10.12.5) of Emerson's Annual Report on Form 10-K for the year ending March 31, 2005).
10.12.7	Seventh Amendment to License Agreement effective December 22, 2005 by and between Funai Corporation, Inc. and Emerson (incorporated by reference to Exhibit 10.1 of Emerson's Current Report on Form 8-K filed on December 29, 2005).
10.13	Second Lease Modification dated as of May 15, 1998 between Hartz Mountain, Parsippany and Emerson (incorporated by reference to Exhibit (10) (v) of Emerson's Annual Report on Form 10-K for the year ended April 3, 1998).
10.13.1	Third Lease Modification made the 26th day of October, 1998 between Hartz Mountain Parsippany and Emerson (incorporated by reference to Exhibit (10) (b) of Emerson's Quarterly Report on Form 10-Q for the quarter ended October 2, 1998).
10.13.2	Fourth Lease Modification made the 12th day of February, 2003 between Hartz Mountain Parsippany and Emerson (incorporated by reference to Exhibit (10.13.2) of Emerson's Annual Report on Form 10-K for the year ended March 31, 2003).
10.13.3	Lease Agreement dated as of October 8, 2004 between Sealy TA Texas, L.P., a Georgia limited partnership, and Emerson Radio Corp. (incorporated by reference to Exhibit (10.13.3) of Emerson's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004).
10.13.4	Fifth Lease Modification Agreement made the 2nd day of December, 2004 between Hartz Mountain Industries, Inc. and Emerson (incorporated by reference to Exhibit (10.13.3) of Emerson's Quarterly Report on Form 10-Q for the quarter ended December 31, 2004).
10.13.5	Lease Agreement (Single Tenant) between Ontario Warehouse I, Inc., a Florida corporation, as Landlord, and Emerson Radio Corp., a Delaware corporation, as Tenant, effective as of December 6, 2005 (incorporated by reference to Exhibit 10.1 to Emerson's Current Report on Form 8-K filed on January 4, 2006).
10.13.6	Letter agreement, dated November 28, 2005, between Emerson Radio Corp. and The Grande Group (Hong Kong) Limited regarding lease of office space. (Incorporated by reference to Exhibit 10.13.6 to Emerson's Annual Report on Form 10-K for the year ended March 31, 2006).
10.13.7	Letter agreement, dated November 29, 2005, between Emerson Radio Corp. and The Grande Group (Hong Kong) Limited regarding management services for office space. (Incorporated by reference to Exhibit 10.13.7 to Emerson's Annual Report on Form 10-K for the year ended March 31, 2006).
10.18.1	Emerson Radio Corp. 2004 Employee Stock Incentive Plan (incorporated by reference to Exhibit 1 of Emerson's 2004 Proxy Statement).
10.18.2	Emerson Radio Corp. 2004 Non-Employee Outside Director Stock Option Plan (incorporated by reference to Exhibit 2 of Emerson's 2004 Proxy Statement).
10.25	Employment Agreement, dated as of April 3, 2007, by and between Emerson Radio Corp. and Greenfield Pitts (incorporated by reference to Exhibit 10.1 to Emerson's Current Report on Form 8-K filed with the SEC on April 6, 2007).
10.26	Employment Agreement, dated as of October 15, 2007, by and between Emerson Radio Corp. and John Spielberger (incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K filed with the SEC on July 11, 2008).
10.27.5	Loan and Security Agreement dated as of December 23, 2005, among Emerson Radio Corp., Emerson Radio Macao Commercial Offshore Limited, Majexco Imports, Inc., Emerson Radio (Hong Kong) Ltd., and Emerson Radio International Ltd. (as Borrowers) and Wachovia Bank, National Association (incorporated by reference to Exhibit 10.2 of Emerson's Form 8-K dated December 29, 2005).
10.27.6	Seventh Amendment to Loan and Security Agreement dated as of December 23, 2005 among Emerson Radio Corp., Emerson Radio Macao Commercial Offshore Limited, Majexco Imports, Inc., Emerson Radio (Hong Kong) Ltd. and Emerson Radio International Ltd. (as Borrowers) and Wachovia Bank, National Association (incorporated by reference to Exhibit 10.27.6 of Emerson's Annual Report on Form 10-K/A for the year ended March 31, 2009).
10.27.7	Eighth Amendment to Loan and Security Agreement dated as of December 23, 2005 among Emerson Radio Corp., Emerson Radio Macao Commercial Offshore Limited, Majexco Imports, Inc., Emerson Radio (Hong Kong) Ltd. and Emerson Radio International Ltd. (incorporated by reference to Exhibit 10.27.7 of Emerson's Annual Report on Form 10-K for the year ended March 31, 2010).

10.27.8	Ninth Amendment to Loan and Security Agreement dated as of December 23, 2005 among Emerson Radio Corp., Emerson Radio Macao Commercial Offshore Limited, Majexco Imports, Inc., Emerson Radio (Hong Kong) Ltd. and Emerson Radio International Ltd. (incorporated by reference to Exhibit 10.27.8 of Emerson's Annual Report on Form 10-K for the year ended March 31, 2010).
10.28.1	Form of Common Stock Warrant Agreement entered into on October 7, 2003 by and between Emerson Radio Corp. and Ladenburg Thalmann & Co., Inc. (Incorporated by reference to Exhibit 10.28.1 of Emerson's Quarterly Report on Form 10-Q for the quarter ended December 31, 2003).
10.28.2	Common Stock Purchase Warrant Agreement entered into on August 1, 2004 by and between Emerson Radio Corp. and EPOCH Financial Services, Inc. (incorporated by reference to Exhibit 10.28.2 of Emerson's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004).
10.28.3	Stock Purchase Agreement among Emerson Radio Corp., Collegiate Pacific Inc. and Emerson Radio (Hong Kong) Limited, dated July 1, 2005 (incorporated by reference to Exhibit 2.1 to Emerson's Current Report on Form 8-K filed on July 8, 2005).
10.29	Employment Agreement dated as of October 1, 2009 between Emerson and Duncan Hon (incorporated by reference to Exhibit 10.1 to Emerson's Current Report on Form 8-K filed on November 16, 2009).
10.30	Consulting Agreement dated as of September 4, 2010 between the Company and Mr. Greenfield Pitts (incorporated by reference to Exhibit 10.30 to Emerson's Form 10-Q for the quarter ended September 30, 2011).
10.31	Employment Agreement dated as of March 31, 2011 between the Company and Mr. Hon Tak Kwong (incorporated by reference to Exhibit 10.31 to Emerson's Form 10-Q for the quarter ended September 30, 2011).
10.32	Consultancy Agreement dated as of June 26, 2012 between the Company and Mr. Ma Chi Chiu (incorporated by reference to Exhibit 10.33 to Emerson's Form 10-K/A for the year ended March 31, 2012).
10.33	Employment Agreement dated as of August 1, 2007, as amended, between the Company and Mr. Andrew L. Davis (incorporated by reference to Exhibit 10.1 to Emerson's Current Report on Form 8-K filed on September 10, 2010).
14.1	Code of Ethics for Senior Financial Officers (incorporated by reference to Exhibit 14.1 of Emerson's Annual Report on Form 10-K for the year ended March 31, 2004).
21.1	Principal Subsidiaries of the Company as of March 31, 2012.*
23.1	Consent of Independent Registered Public Accounting Firm — MSPC, Certified Public Accountants and Advisors, Professional Corporation.*
31.1	Certification of the Company's Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification of the Company's Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
32	Certification of the Company's Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
101.1+	XBRL Instance Document. ***
101.2+	XBRL Taxonomy Extension Schema Document. ***
101.3+	XBRL Taxonomy Extension Calculation Linkbase Document. ***
101.4+	XBRL Taxonomy Extension Definition Linkbase Document. ***
101.5+	XBRL Taxonomy Extension Label Linkbase Document. ***
101.6+	XBRL Taxonomy Extension Presentation Linkbase Document. ***

---

* Filed herewith.

** Furnished herewith.

*** The XBRL information is being furnished and not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not incorporated by reference into any registration statement under the Securities Act of 1933, as amended.

(b) *Exhibits*. The exhibits required by Item 601 of Regulation S-K are filed herewith or incorporated by reference.

(c) *Financial Statement Schedules and Other Financial Statements*.

Schedule II — Valuation and Qualifying Accounts and Reserves

All other financial statement schedules are omitted from this Annual Report on Form 10-K, as they are not required or applicable or the required information is included in the financial statements or notes thereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERSON RADIO CORP.

By: /s/ Duncan Hon
Duncan Hon
Chief Executive Officer

By: /s/ Andrew L. Davis
Andrew L. Davis
Chief Financial Officer

Dated: July 16, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Christopher Ho Christopher Ho	Chairman of the Board of Directors	July 16, 2013
/s/ Eduard Will Eduard Will	Vice Chairman of the Board of Directors	July 16, 2013
/s/ Duncan Hon Duncan Hon	Chief Executive Officer and Director	July 16, 2013
/s/ Vincent Fok Vincent Fok	Director	July 16, 2013
/s/ Mirzan Mahathir Mirzan Mahathir	Director	July 16, 2013
/s/ Kareem E. Sethi Kareem E. Sethi	Director	July 16, 2013
/s/ Terence A. Snellings Terence A. Snellings	Director	July 16, 2013

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Exhibit 21.1

EMERSON RADIO CORP. AND SUBSIDIARIES

EXHIBIT TO FORM 10-K
PRINCIPAL SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation	Percentage of Ownership
Emerson Global Limited	British Virgin Islands	100.0%
Emerson Radio (Hong Kong) Limited	Hong Kong	100.0%
Emerson Radio Macao Commercial Offshore Limited	Macao	100.0%
Majexco Imports, Inc.	California, U.S.A.	100.0%
H.H. Scott, Inc.	New Jersey, USA	100.0%

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Emerson Radio Corp. and Subsidiaries
Hackensack, New Jersey

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 33-63515, 333-132812 and 333-132815) of Emerson Radio Corp. of our report dated July 16, 2013, relating to the consolidated financial statements of Emerson Radio Corp. and Subsidiaries as of March 31, 2013 and 2012 and for each of the two years in the period ended March 31, 2013, which appear in this Form 10-K.

/s/ MSPC.
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS
A PROFESSIONAL CORPORATION

Cranford, New Jersey
July 16, 2013

Exhibit 31.1

Certifications
Pursuant to Section 302 of the Sarbanes — Oxley Act of 2002

I, Duncan Hon, certify that:

1. I have reviewed this report on Form 10-K of Emerson Radio Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information: and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Duncan Hon
Duncan Hon
Chief Executive Officer

Date: July 16, 2013

A signed original of this written statement required by Section 302 has been provided to Emerson Radio Corp. and will be retained by Emerson Radio Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 31.2

Certifications
Pursuant to Section 302 of the Sarbanes — Oxley Act of 2002

I, Andrew L. Davis, certify that:

1. I have reviewed this report on Form 10-K of Emerson Radio Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Andrew L. Davis
Andrew L. Davis
Chief Financial Officer

Date: July 16, 2013

A signed original of this written statement required by Section 302 has been provided to Emerson Radio Corp. and will be retained by Emerson Radio Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

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Exhibit 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Emerson Radio Corp., (the "Company") on Form 10-K for the period ended March 31, 2013, filed with the Securities and Exchange Commission (the "Report"), Duncan Hon, Chief Executive Officer, and Andrew L. Davis, Chief Financial Officer, of the Company each hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the consolidated financial condition of the Company as of the dates presented and the consolidated result of operations of the Company for the periods presented.

By: /s/ Duncan Hon
Duncan Hon
Chief Executive Officer

By: /s/ Andrew L. Davis
Andrew L. Davis
Chief Financial Officer

Dated: July 16, 2013

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and is not being filed as part of the Form 10-K or as a separate disclosure document.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Emerson Radio Corp. and will be retained by Emerson Radio Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

EMERSON RADIO CORP.
3 UNIVERSITY PLAZA, SUITE 405
HACKENSACK, NEW JERSEY 07601
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD NOVEMBER 7, 2013

Dear Stockholder:

As a stockholder of Emerson Radio Corp., you are hereby given notice of and invited to attend in person or by proxy our 2013 Annual Meeting of Stockholders to be held at the law offices of SorinRand LLP located at Two Tower Center Blvd., 24th Floor, East Brunswick, New Jersey 08816, on Thursday, November 7, 2013, at 9:00 a.m. (local time).

At this year's stockholders' meeting, you will be asked to (i) elect ten directors to serve until the next annual meeting of stockholders and until their respective successors shall have been duly elected and qualified, (ii) have an advisory vote to approve executive compensation of our named executive officers, (iii) have an advisory vote on the frequency of future advisory votes on executive compensation, (iv) ratify the appointment of MSPC Certified Public Accountants and Advisors, A Professional Corporation ("MSPC") as our independent registered public accountants for the fiscal year ending March 31, 2014, (v) consider a shareholder proposal to request the Board to declare and pay a special dividend, (vi) consider a shareholder proposal to recommend the Board adopt cumulative voting and (vii) transact such other business as may properly come before the meeting and any adjournment(s) thereof. Our Board of Directors unanimously recommends that you vote FOR each of the proposals listed, except for the two shareholder proposals, proposals number 5 and 6. Accordingly, please give careful attention to these proxy materials.

Only holders of record of our common stock as of the close of business on October 14, 2013 are entitled to notice of and to vote at our annual meeting and any adjournment(s) thereof. Our transfer books will not be closed.

You are cordially invited to attend the annual meeting. Whether you expect to attend the annual meeting or not, please vote, sign, date and return in the self-addressed envelope provided the enclosed proxy card as promptly as possible. If you attend the annual meeting, you may vote your shares in person, even though you have previously signed and returned your proxy.

By Order of the Board of Directors,

/s/ Andrew L. Davis
Andrew L. Davis
Secretary

Hackensack, New Jersey
October 18, 2013

YOUR VOTE IS IMPORTANT.
PLEASE EXECUTE AND RETURN PROMPTLY THE
ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED HEREIN.

EMERSON RADIO CORP.
3 University Plaza, Suite 405
Hackensack, New Jersey 07601

PROXY STATEMENT

FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD NOVEMBER 7, 2013

To Our Stockholders:

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors ("Board of Directors" or "Board") of Emerson Radio Corp., a Delaware corporation ("Emerson" or the "Company"), to be used at our Annual Meeting of Stockholders to be held at the law offices of SorinRand LLP located at Two Tower Center Blvd., East Brunswick, New Jersey 08816, on Thursday, November 7, 2013, at 9:00 a.m. (local time), or at any adjournment or adjournments thereof. Our stockholders of record as of the close of business on October 14, 2013 are entitled to vote at our annual meeting. We expect to begin mailing this proxy statement and the enclosed proxy card to our stockholders on or about October 18, 2013.

Important Notice of Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on November 7, 2013.

Our proxy materials, including our Proxy Statement for the 2013 Annual Meeting, 2013 Annual Report to Stockholders (which contains our Annual Report on Form 10-K for the year ended March 31, 2013) and proxy card, are available on the Internet at http://www.amstock.com/proxyservices/viewmaterial.asp?CoNumber=02008.

VOTING PROCEDURES AND REVOCABILITY OF PROXIES

The accompanying proxy card is designed to permit each of our stockholders as of the record date to vote on each of the proposals properly brought before the annual meeting. As of the record date, there were 27,129,832 shares of our common stock, par value $.01 per share, issued and outstanding and entitled to vote at the annual meeting. Each outstanding share of our common stock is entitled to one vote.

The holders of a majority of our outstanding shares of common stock, present in person or by proxy, will constitute a quorum for the transaction of business at the annual meeting. If a quorum is not present, the annual meeting may be adjourned from time to time until a quorum is obtained.

Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present. Abstentions, but not broker non-votes, are treated as shares present and entitled to vote, and will be counted as a "no" vote on all other matters. Broker non-votes are treated as not entitled to vote, and so reduce the absolute number, but not the percentage of votes needed for approval of a matter. Broker non-votes occur when nominees, such as banks and brokers holding shares on behalf of beneficial owners, do not receive voting instructions from the beneficial holders at least ten days before the meeting. If that happens, the nominees may vote those shares only on matters deemed "routine" by the New York Stock Exchange (NYSE), such as the ratification of auditors. Nominees cannot vote on non-routine matters unless they receive voting instructions from beneficial holders, resulting in so-called "broker non-votes."

Assuming that a quorum is present, directors will be elected by a plurality vote and the ten nominees who receive the most votes will be elected. There is no right to cumulate votes in the election of directors. As a result, abstentions and "broker non-votes" (see below), if any, will not affect the outcome of the vote on this proposal.

Assuming that a quorum is present, the advisory vote for the approval of executive compensation of our named executive officers, the advisory vote for the approval of the frequency of future advisory votes on executive compensation, the approval of the shareholder proposal to request the Board to declare and pay a special dividend, the approval of the shareholder proposal to recommend the Board adopt cumulative voting, the ratification of the appointment of MSPC Certified Public Accountants and Advisors, A Professional Corporation ("MSPC") as our independent registered public accountants for the fiscal year ending March 31, 2014 and approval of any other matter that may properly come before the annual meeting will require that an affirmative vote of a majority of the total votes be cast on these proposals, in person or by proxy, to approve these proposals. As a result, abstentions will have the same practical effect as a negative vote on these proposals, and "broker non-votes", if any, will not affect the outcome of the vote on these proposals. The Company believes that the proposal for the ratification of our independent registered public accounting firm is considered to be a "routine" matter, and hence the Company does not expect that there will be a significant number of broker non-votes on such proposal.

As of the record date, October 14, 2013, The Grande Holdings Limited (In Liquidation) ("Grande"), a Bermuda corporation, has, together with S&T International Distribution Limited ("S&T"), a subsidiary of Grande, and Grande N.A.K.S. Ltd., a subsidiary of Grande (together with Grande, the "Reporting Persons"), filed, on April 29, 2013, a Schedule 13D/A with the SEC stating that, as of the filing date, the Reporting Persons had the shared power to vote and direct the disposition of 15,243,283 shares, or approximately 56.2%, of the outstanding common stock of Emerson which, pursuant to an agreement between S&T and Deutsche Bank AG ("Deutsche Bank") on March 26, 2013, are no longer subject to the rights granted to Deutsche Bank pursuant to a security agreement entered into between S&T and Deutsche Bank on January 20, 2010.

On April 10, 2013, Deutsche Bank filed a Form 4 with the SEC disclosing the redemption and release, as of April 2, 2013, of 3,380,079 shares of common stock (the "Remaining Pledged Shares") of Emerson to S&T, Emerson's largest shareholder. On May 9, 2013, a Schedule 13G was filed with the SEC by Deutsche Bank AG stating that it had no voting or dispositive power over any of the outstanding common stock of Emerson. As a result, Deutsche Bank no longer claims beneficial ownership of any of the Remaining Pledged Shares. Furthermore, because S&T has regained control of a majority of the outstanding shares of common stock of Emerson, Emerson is once again a Controlled company, as defined in Section 801(a) of the NYSE MKT Rules.

On May 31, 2011, upon application of a major creditor, the High Court of Hong Kong appointed Fok Hei Yu (who is also known by the anglicized name Vincent Fok), a current director of the Company, and Roderick John Sutton, both of FTI Consulting (Hong Kong) Limited ("FTI"), as Joint and Several Provisional Liquidators over Grande. Accordingly, as of May 31, 2011, the directors of Grande no longer have the ability to exercise control over Grande or the power to direct the voting and disposition of the 15,243,283 shares beneficially owned by Grande. Instead, Mr. Fok and Mr. Sutton, as Provisional Liquidators over Grande, have such power. In addition, on March 20, 2013, the Provisional Liquidators informed Emerson that they are obligated to liquidate the 15,243,283 shares beneficially owned by Grande. The Company can make no assurances regarding whether or to what extent such shares will be liquidated or retained by Grande, the timing, prices or amounts of any sales of shares or the impact, if any, on the Company, its other shareholders or the trading price of its common stock of any actual or anticipated dispositions of shares by the Provisional Liquidators.

The accompanying proxy card provides space for you to vote in favor of, or to withhold voting for: (i) the nominees for the Board of Directors identified herein, (ii) the approval of executive compensation of our named executive officers, (iii) the approval of the frequency of future advisory votes on executive compensation, (iv) the ratification of the appointment of MSPC as independent registered public accountants of Emerson for the fiscal year ending March 31, 2014, (v) the approval of the shareholder proposal to request the Board to declare and pay a special dividend, and (vi) the approval of the shareholder proposal to recommend the Board adopt cumulative voting. The Company's Board of Directors urges you to complete, sign, date and return the proxy card in the accompanying envelope, which is postage prepaid for mailing in the United States.

When a signed proxy card is returned with choices specified with respect to voting matters, the proxies designated on the proxy card will vote the shares in accordance with the stockholder's instructions. The Company has designated Andrew L. Davis and Barry Smith as proxies for the stockholders. If you desire to name another person as your proxy, you may do so by crossing out the names of the designated proxies and inserting the names of the other persons to act as your proxies. In that case, it will be necessary for you to sign the proxy card and deliver it to the person named as your proxy and for the named proxy to be present and vote at the annual meeting. Proxy cards so marked should not be mailed to us.

If you sign your proxy card and return it to the Company and you have made no specifications with respect to voting matters, your shares will be voted FOR: (i) the election of the nominees for director identified herein, (ii) the approval of executive compensation of our named executive officers, (iii) the approval of the frequency of future advisory votes on executive compensation and (iv) the ratification of the appointment of MSPC as the Company's independent registered public accountants for the fiscal year ending March 31, 2014 and, at the discretion of the proxies designated by the Company, on any other matter that may properly come before the annual meeting or any adjournment(s), and your shares will be voted AGAINST: (v) the approval of the shareholder proposal to request the Board to declare and pay a special dividend and (vi) the approval of the shareholder proposal to recommend the Board adopt cumulative voting.

You have the unconditional right to revoke your proxy at any time prior to the voting of the proxy by taking any act inconsistent with the proxy. Acts inconsistent with the proxy include notifying our Secretary in writing of your revocation, executing a subsequent proxy, or personally appearing at the annual meeting and casting a contrary vote. However, no revocation shall be effective unless at or prior to the annual meeting we have received notice of such revocation.

At least ten (10) days before the annual meeting, the Company will make a complete list of the stockholders entitled to vote at the annual meeting open to the examination of any stockholder for any purpose germane to the meeting. The list will be open for inspection during ordinary business hours at the Company's offices located at 3 University Plaza, Suite 405, Hackensack, New Jersey 07601, and will also be made available to stockholders present at the meeting.

PROPOSAL I: ELECTION OF DIRECTORS

Ten directors are proposed to be elected at the annual meeting. If elected, each director will hold office until the next annual meeting of stockholders or until his successor is elected and qualified. The election of directors will be decided by a plurality vote.

Christopher Ho, the Company's Chairman, has advised the Board that he will not seek re-election to the Board at the 2013 Annual Meeting of Stockholders. Mr. Ho has served as the Company's Chairman since July 2006. Mr. Ho is presently the sole director of The Grande Holdings Limited (In Liquidation) ("Grande"), a Hong Kong based group of companies engaged principally in the distribution of household appliances and consumer electronic products and licensing of trademarks. Grande indirectly, through a wholly-owned subsidiary, owns the controlling interest in the Company's outstanding common stock. Mr. Ho also currently serves as Chairman of Lafe Corporation Limited, a company listed on the Singapore Exchange. Mr. Ho graduated from the University of Toronto in 1974. He is a member of the Canadian Institute of Chartered Accountants as well as a member of the Certified Management Accountants of Ontario. He also is a Certified Public Accountant in Hong Kong and a member of the Hong Kong Institute of Certified Public Accountants. He was a partner in an international accounting firm before joining Grande and has extensive experience in corporate finance, international trade and manufacturing.

On September 20, 2013, the Board of Directors, upon recommendation of its Corporate Governance, Nominating and Compensation Committee, increased the number of directors from seven directors to ten directors, such increase to be effective as of the Company's 2013 Annual Meeting of Stockholders. The ten nominees for election as directors to serve until the next annual meeting of stockholders and until their successors have been duly elected and qualified are Eduard Will, Duncan Hon, Vincent Fok, Mirzan Mahathir, Kareem E. Sethi, Terence A. Snellings, John Howard Batchelor, Gregory William Hunt, Mark Manski and Roderick John Sutton. Of the ten nominees named in this proxy statement, Messrs. Will, Hon, Fok, Mahathir, Sethi, and Snellings are members of the Company's current Board of Directors and Messrs. Batchelor, Hunt, Manski and Sutton are new nominees. All nominees have consented to serve if elected and the Company has no reason to believe that any of the nominees named will be unable to serve. If any nominee becomes unable to serve, (i) the shares represented by the designated proxies will be voted for the election of a substitute as the Company's Board of Directors may recommend, (ii) the Company's Board of Directors may reduce the number of directors to eliminate the vacancy or (iii) the Company's Board of Directors may fill the vacancy at a later date after selecting an appropriate nominee.

The current Board of Directors nominated the individuals named below for election to our Board of Directors, and information regarding the background and qualifications of each of the nominees is set forth below. See "Security Ownership of Certain Beneficial Owners and Management" for additional information about the nominees, including their ownership of securities issued by Emerson.

Name	Age	Year First Became Director	Principal Occupation or Employment
Eduard Will (1)	71	2006	Eduard Will has been the Company's Vice Chairman since October 2007 and a director since July 2006. From July 2006 until October 2007, Mr. Will served as the Company's President- North American Operations. Prior to becoming President- North American Operations, Mr. Will was the Chairman of the Company's Audit Committee from January 2006 through July 2006. From 2001 to 2002, Mr. Will served as Chief Executive Officer of Boca Research, Inc. Mr. Will has more than 40 years of experience as a merchant banker, senior advisor and director of various public and private companies. Presently, Mr. Will is serving on the Board or acting as Senior Adviser to Lafe Corporation Limited (Singapore), Ricco Capital (Holdings) Ltd. (Hong Kong) and South East Group (Hong Kong). Until his resignation in December 2012, Mr. Will had also served as a director of Integrated Data Corporation. Based on Mr. Will's background in merchant banking and service on a variety of corporate boards, the Board believes that he is well qualified to serve as a director of the Company.

Duncan Hon	52	2009	Duncan Hon, a director of the Company since February 2009, has been the Company's Chief Executive Officer since August 2011 and, prior to that, was the Company's Deputy Chief Executive Officer since November 2009. Mr. Hon served as a director of Grande between January 2011 and March 2013, at which time he resigned as a director of Grande. Mr. Hon currently serves as a director and Vice Chairman of the Board of Sansui Electric Co. Ltd., which was delisted from the Tokyo Stock Exchange in May 2012. In addition to his employment with the Company, Mr. Hon is also an employee of a subsidiary of Grande which is engaged in trademark licensing. He is a member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. Based on Mr. Hon's role as Chief Executive Officer of the Company, his experience in management and accounting, and his position as a director and executive of Grande, the Board believes that he is well qualified to serve as a director of the Company.
Vincent Fok	43	2011	Vincent Fok has been a director since August 2011. Mr. Fok is currently a senior managing director of FTI Consulting, a global advisory firm assisting companies to protect and enhance enterprise value, and was appointed one of two Joint and Several Provisional Liquidators over Grande by the High Court of Hong Kong on May 31, 2011. Additionally, Mr Fok is an independent non-executive director of Kaisa Group Holdings Limited, and Shirble Department Store Holdings (China) Limited, both of which are listed on the Hong Kong Stock Exchange, and was a non-executive director of Delong Holding Limited, a Singapore listed company, between 2009 and 2012. Mr. Fok is a member of the Hong Kong Institute of Certified Public Accountants, the CPA Australia and the Hong Kong Institute of Directors. Mr Fok graduated from Australian National University with a bachelor's degree in commerce. Based on Mr. Fok's background in business and corporate finance, the Board believes that he is well qualified to serve as a director of the Company.
Mirzan Mahathir (1)	54	2007	Mirzan Mahathir has been a director since December 2007. Mr. Mahathir currently manages his investments in Malaysia and overseas while facilitating business collaboration in the region. Previously, Mr. Mahathir worked for IBM Corporation and Salomon Brothers. Between 1992 and 2007, Mr. Mahathir served as the Executive Chairman and President of Konsortium Logistik Berhad, a Malaysian logistic solutions provider listed on the Bursa Malaysia. He also is the Chairman and CEO of Crescent Capital Sdn Bhd, a Malaysian investment holding and independent strategic and financial advisory firm which he founded, and the President of the Asian Strategy and Leadership Institute (ASLI), a leading organizer of business conferences, secretariat for business councils and public policy research centre. Currently, Mr. Mahathir holds directorships in Petron Corporation, AHB Holdings Berhad and Lafe Corporation Limited, companies listed on the Philippine Stock Exchange, Bursa Malaysia, and the Singapore Exchange respectively. He is a member of the Wharton School Executive Board for Asia and the Business Advisory Council of UN/ESCAP. Based on Mr. Mahathir's executive management and directorship experience, the Board believes that he is well qualified to serve as a director of the Company.
Kareem E. Sethi (2)	36	2007	Kareem E. Sethi has been a director since December 2007. Mr. Sethi has served as Managing Director of Streetwise Capital Partners, Inc. since 2003. From 1999 until 2003, Mr. Sethi was Manager, Business Recovery Services for PricewaterhouseCoopers LLP. Based on Mr. Sethi's experience in accounting, corporate finance and portfolio management, the Board believes that he is well qualified to serve as a director of the Company.

Terence A. Snellings (1) (2)	63	2008	Terence A. Snellings has been a director since August 2008. Until December 2009, Mr. Snellings served as Director of Finance and Administration of Refugee Resettlement and Immigration Services of Atlanta, Inc., a non-profit agency that provides an entry into the American culture for refugees. From 1986 until April 2006, Mr. Snellings served as Managing Director of Wachovia Services, Ltd., where he managed investment banking origination activities of the Asia-Pacific Group within Wachovia Securities Corporate and Investment Banking Division. Based on Mr. Snellings' experience in international banking and finance, the Board believes that he is well qualified to serve as a director of the Company.
John Howard Batchelor	38	—	John Howard Batchelor is a Senior Managing Director in the Corporate Finance and Restructuring practice of FTI Consulting, a global advisory firm assisting companies protect and enhance enterprise value. Mr. Batchelor has more than 17 years of experience in corporate restructuring, transaction advisory, and corporate recovery, including extensive experience in extracting value for stakeholders from difficult and illiquid situations in the PRC and Asia generally across a wide number of industries. Prior to joining FTI Consulting, Mr. Batchelor began his career with Ferrier Hodgson in Melbourne in 1996. From 2009 to 2012, Mr. Batchelor served on the board of directors of Sincere Watch (Hong Kong), a HK Mainboard listed public company and between January – July 2010, Mr. Batchelor served on the board of directors of Creative Energy Solutions Holdings Limited, a HK Growth Enterprise Market listed public company. Mr. Batchelor is a CA (Aus.) and FCPA (HK) with more than 17 years in accountancy, and is a member of the Institute of Chartered Accountants in Australia and a Fellow of the Hong Kong Institute of Certified Public Accountants. Mr. Batchelor holds a Bachelor of Commerce in Accounting and Finance from Monash University, Australia. Based on Mr. Batchelor's experience in accounting, finance and management and director experience, the Board believes that he is well qualified to serve as a director of the Company.
Gregory William Hunt	56	—	Mr. Hunt is Chief Financial Officer of Apollo Investment Corporation (AIC) a publicly traded Business Development Corporation. Prior to joining Apollo, from February 2010 to May 2012, Mr. Hunt was Executive Vice President and Chief Financial Officer of Yankee Candle Company, a private company with $830 million in annual revenues. From June 2007 to November 2009, Mr. Hunt worked for Apollo affiliates as an executive responsible for investment analysis and due diligence, including direct management involvement providing strategic and operational oversight for portfolio companies. From July 2006 to June 2007, Mr. Hunt was Chief Restructuring Officer, Senior Vice President, and Chief Financial Officer of Tweeter Home Entertainment Group, a national specialty consumer electronics retailer. From 2001 to June 2006, Mr. Hunt was Co-Chief Executive Officer and Chief Financial Officer of Syratech Corporation, a privately owned $300 million tabletop, glassware, and seasonal products company. Mr. Hunt currently serves on the Board of Directors of LogicSource Corporation. Mr. Hunt is a Certified Public Accountant, Commonwealth of Massachusetts since 1982, and holds a Bachelor of Science degree in Accounting from the University of Vermont. Based on Mr. Hunt's experience in accounting, finance and management, the Board believes that he is well qualified to serve as a director of the Company.

Mark Manski	62	—	Mark Manski is Founder and Principal of Mark Manski LLC, an advisory services company formed to provide financial restructuring and distressed asset management for the benefit of financial services companies and companies in capital growth, entrepreneurial, or distressed situations. From 2010 to 2013 and prior to founding Mark Manski LLC, Mr. Manski was a Shareholder of Greenberg Traurig LLP, an international law firm, in the Business Reorganization & Financial Restructuring Practice, after which time he retired from the practice of law. From 1999 to 2010, Mr. Manski served in various positions at Barclays Capital, New York, including a position as Managing Director and as Chief Credit Officer, Real Estate, Americas. From 1993 to 1999, Mr. Manski was President and Founder of Roundhill Group, Ltd., a consulting firm specializing in providing strategic, operational, managerial, and financial services, as well as litigation support and credit policy, creditor rights, and portfolio advisory services to the financial industry. Mr. Manski is a member of the Massachusetts Bar since 1975, and holds a Juris Doctor from Suffolk University Law School and a Bachelor of Arts from the University of Massachusetts at Amherst. Based on Mr. Manski's experience in finance and restructuring, the Board believes that he is well qualified to serve as a director of the Company.
Roderick John Sutton	48	—	Roderick John Sutton is Chairman of the Asia Pacific Region of FTI Consulting, a global business advisory firm offering services in corporate finance and restructuring, economic consulting, forensic and litigation consulting, and strategic communications consulting, and was appointed one of two Joint and Several Provisional Liquidators over Grande by the High Court of Hong Kong on May 31, 2011. Mr. Sutton has over 23 years of experience in business restructuring and advisory with respect to distressed businesses, including appointments as an Advisor, Chief Restructuring Officer, and liquidator in workout situations. Mr. Sutton has handled various appointments as liquidator, receiver and administrator in Hong Kong, Singapore, Australia, BVI, Bermuda and Mauritius, and conducted workout, restructuring, operational turnaround and due diligence assignments in Hong Kong, the PRC, Taiwan, and Australia, including the restructuring of listed companies. Prior to joining FTI Consulting, Mr. Sutton was an executive director at Ferrier Hodgson, a global group of accounting firms specializing in insolvency in the Australian and Asia Pacific region, which is where he commenced his career in Melbourne in 1988. Mr. Sutton is a CA and CPA with more than 23 years in accountancy and is a member of the Institute of Chartered Accountants in Australia and a Fellow of the Hong Kong Institute of Certified Public Accountants. Mr. Sutton holds a Bachelor of Business in Accounting from Ballarat University, Victoria, Australia. Based on Mr. Sutton's experience in accounting, corporate finance and restructuring and director experience, the Board believes that he is well qualified to serve as a director of the Company.

(1) Member of the Corporate Governance, Nominating and Compensation Committee
(2) Member of the Audit Committee

Family Relationships

There are no family relationships among the nominees for director, the officers and key employees of the Company.

Vote Required

Directors will be elected by a plurality of the votes cast by the holders of Emerson common stock voting in person or by proxy at the annual meeting. Abstentions and broker non-votes will each be counted as present for purposes of determining the presence of a quorum, but will have no effect on the vote for election of directors.

**THE BOARD OF DIRECTORS URGES YOU TO VOTE "FOR"
EACH OF THE NOMINEES FOR DIRECTOR SET FORTH ABOVE.**

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of October 14, 2013, the beneficial ownership of (i) each current director and director nominee; (ii) each of the Company's Named Executive Officers; (iii) the Company's current directors, director nominees and executive officers as a group; and (iv) each stockholder known by the Company to own beneficially more than 5% of the Company's outstanding shares of common stock. Common stock beneficially owned and percentage ownership as of October 14, 2013 was based on 27,129,832 shares outstanding. Except as otherwise noted, the address of each of the following beneficial owners is c/o Emerson Radio Corp., 3 University Plaza, Suite 405, Hackensack, New Jersey 07601.

Name and Address of Beneficial Owners	Amount and Nature of Beneficial Ownership (1)	Percent of Class (1)
Christopher Ho	0	0%
Vincent Fok	15,243,283 (2)(3)	56.2% (2)(3)
Duncan Hon	0	0%
Mirzan Mahathir	0	0%
Kareem E. Sethi	0	0%
Terence A. Snellings	0	0%
Eduard Will (4)	50,000	*
John Howard Batchelor (5)	0	0%
Gregory William Hunt (6)	0	0%
Mark Manski (7)	0	0%
Roderick John Sutton (5)	15,243,283 (2)(3)	56.2% (2)(3)
Andrew L. Davis	0	0%
S&T International Distribution Limited	15,243,283 (2)	56.2% (2)
Lloyd I. Miller, III (8)	2,562,112	9.4%
All Directors, Director Nominees and Executive Officers as Group (12 persons) (9)	15,293,283 (9)	56.4% (9)

(*) Less than one percent.

(1) Based on 27,129,832 shares of common stock outstanding as of October 14, 2013. Each beneficial owner's percentage ownership of common stock is determined by assuming that options that are held by such person (but not those held by any other person) and that are exercisable or convertible within 60 days of October 14, 2013 have been exercised. Except as otherwise indicated, the beneficial ownership table does not include common stock issuable upon exercise of outstanding options, which are not currently exercisable within 60 days of October 14, 2013. Except as otherwise indicated and based upon the Company's review of information as filed with the SEC, the Company believes that the beneficial owners of the securities listed have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

(2) The Grande Holdings Limited (In Liquidation) ("Grande"), a Bermuda corporation, has, together with S&T International Distribution Limited ("S&T"), a subsidiary of Grande, and Grande N.A.K.S. Ltd., a subsidiary of Grande (together with Grande, the "Reporting Persons"), filed, on April 29, 2013, a Schedule 13D/A with the Securities and Exchange Commission ("SEC") stating that, as of the filing date, the Reporting Persons had the shared power to vote and direct the disposition of 15,243,283 shares, or approximately 56.2%, of the outstanding common stock of Emerson which, pursuant to an agreement between S&T and Deutsche Bank AG ("Deutsche Bank") on March 26, 2013, are no longer subject to the rights granted to Deutsche Bank pursuant to a security agreement entered into between S&T and Deutsche Bank on January 20, 2010. On April 10, 2013, Deutsche Bank filed a Form 4 with the SEC disclosing the redemption and release, as of April 2, 2013, of 3,380,079 shares of common stock (the "Remaining Pledged Shares") of Emerson to S&T, Emerson's largest shareholder. On May 9, 2013, a Schedule 13G was filed with the SEC by Deutsche Bank AG stating that it had no voting or dispositive power over any of the outstanding common stock of Emerson. As a result, Deutsche Bank no longer claims beneficial ownership of any of the Remaining Pledged Shares.

(3) On May 31, 2011, upon application of a major creditor, the High Court of Hong Kong appointed Fok Hei Yu (who is also known by the anglicized name Vincent Fok), a current director, and Roderick John Sutton, both of FTI Consulting (Hong Kong) Limited ("FTI"), as Joint and Several Provisional Liquidators over Grande (the "Provisional Liquidators over Grande"). Accordingly, as of May 31, 2011, the directors of Grande no longer have the ability to exercise control over Grande or the power to direct the voting and disposition of the 15,243,283 shares described in footnote (2). Instead, Mr. Fok and Mr. Sutton, as Provisional Liquidators over Grande, have such power. Information with respect to the ownership of these shares was obtained from a Schedule 13D/A filed with the SEC on April 29, 2013.

(4) Mr. Will's ownership consists of options to purchase 50,000 shares of the Company's common stock pursuant to Emerson's 2004 Non-Employee Director Stock Option Plan that are exercisable within 60 days of October 14, 2013.

(5) The business address of Messrs. Batchelor and Sutton is Level 22, The Center, 99 Queen's Road, Central, Central Hong Kong.

(6) The business address for Mr. Hunt is 9 West 57th Street, 37th Floor, New York, NY 10019.

(7) The business address for Mr. Manski is 44 Eagle Drive, Mashpee, MA 02649.

(8) Lloyd I. Miller, III has sole voting and dispositive power with respect to 2,517,612 of the reported securities and shared voting and dispositive power with respect to 44,500 of the reported securities. The address of Lloyd Miller, III is 222 Lakeview Avenue, suite 160-365, West Palm Beach, Florida 33401. Information with respect to the ownership of these shares was obtained from a Schedule 13D/A filed with the SEC on June 14, 2013.

(9) See footnotes (2), (3) and (4).

BOARD OF DIRECTORS AND COMMITTEES

Board of Directors and Committees

The Company's Board of Directors presently consists of seven directors and its composition is unchanged since the beginning of the Company's fiscal year ended March 31, 2013 ("Fiscal 2013"). The Board of Directors has determined that four of the seven current directors, Messrs. Will, Mahathir, Sethi and Snellings, meet the definition of independence as established by the NYSE MKT listing rules. On September 20, 2013, the Board of Directors, upon recommendation of its Corporate Governance, Nominating and Compensation Committee, increased the number of directors from seven directors to ten directors, such increase to be effective as of the Company's 2013 Annual Meeting of Stockholders. Of the new nominees for election as directors, Messrs. Hunt and Manksi meet the definition of independence as established by the NYSE MKT listing rules.

The Board of Directors is responsible for the management and direction of the Company and for establishing broad corporate policies. The Board of Directors meets periodically during the Company's fiscal year to review significant developments affecting the Company and to act on matters requiring Board of Director approval. The Board of Directors held four formal meeting during Fiscal 2013, and also acted by unanimous written consent. During Fiscal 2013, each member of the Board of Directors participated in at least 75% of the aggregate of all meetings of the Board of Directors and the aggregate of all meetings of committees on which such member served, that were held during the period in which such director served during Fiscal 2013, except Mr. Mahathir and Mr. Sethi, who each did not attend two of the four meetings of the Board of Directors that were held during Fiscal 2013. The Company encourages, but does not require, members of the Board of Directors to attend annual meetings of stockholders. Last year, one of the Company's directors who was nominated for re-election attended the Company's 2012 Annual Meeting.

The Company's Board of Directors has two standing committees, the Audit Committee, which is a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 10A-3 thereunder, and the Corporate Governance, Nominating and Compensation Committee (the "CGNC Committee").

Audit Committee. The Company's Audit Committee currently consists of Mr. Sethi and Mr. Snellings, both of whom the Board of Directors has determined meet the definition of independence as established by the NYSE MKT listing rules and SEC rules and its composition is unchanged since the beginning of Fiscal 2013. Mr. Sethi is currently the Chairman of the Audit Committee and the "audit committee financial expert." Pursuant to Section 803(B)(2)(c) of the NYSE MKT Company Guide (the "Company Guide"), as a smaller reporting company, the Company is required to have an audit committee of at least two independent members, as defined by the listing standards of the NYSE MKT.

The Audit Committee is empowered by the Board of Directors, among other things, to: (i) serve as an independent and objective party to monitor the Company's financial reporting process, internal control system and disclosure control system; (ii) review and appraise the audit efforts of the Company's independent accountants; (iii) assume direct responsibility for the appointment, compensation, retention and oversight of the work of the outside auditors and for the resolution of disputes between the outside auditors and the Company's management regarding financial reporting issues; and (iv) provide the opportunity for direct communication among the independent accountants, financial and senior management and the Board of Directors. During Fiscal 2013, the Audit Committee performed its duties under a written charter approved by the Board of Directors and formally met four times. A copy of the Company's Audit Committee Charter is posted on the Company's website: www.emersonradio.com on the Investor Relations page.

Report of the Audit Committee

This report shall not be deemed "soliciting material" or incorporated by reference in any filing by the Company under the Securities Act or the Exchange Act except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under either act.

The Audit Committee has (i) reviewed and discussed the Company's audited consolidated financial statements for the year ended March 31, 2013 with the Company's management and with the Company's independent auditor, MSPC; (ii) discussed with the Company's independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61, as amended; and (iii) received the written disclosures and the letter from the Company's independent accountants required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountants' communications with the Audit Committee concerning independence and discussed with the Company's independent auditor the independent auditors' independence.

The Audit Committee also considered whether the provision to the relevant entity by the independent auditor of non-audit services was compatible with maintaining the independence of the independent auditor.

Based on the reviews and discussions described above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements of the Company be included in the Company's Annual Report on Form 10-K for the year ended March 31, 2013 for filing with the SEC.

Members of the Audit Committee
Kareem E. Sethi (Chairman)
Terence A. Snellings

Corporate Governance, Nominating and Compensation Committee. So long as Grande holds beneficially more than 50% of the outstanding common stock of Emerson, Emerson is a Controlled Company under Sections 804 and 805 of the Company Guide, and therefore exempt from the requirements to have (i) the compensation of its executives determined by a compensation committee comprised solely of independent directors or by a majority of the Board of Directors' independent directors and (ii) director nominees selected by a nominating committee comprised entirely of independent directors or by a majority of the independent directors. Even so, Emerson satisfies the requirements of Sections 804 and 805 of the Company Guide because the CGNC Committee consists of three independent directors (Messrs. Mahathir, Will and Snellings).

The CGNC Committee, among other things, (i) identifies individuals qualified to become members of the Board of Directors and recommends to the Board of Directors director nominees for election at the next Annual Meeting of Stockholders, (ii) reviews and monitors matters related to management development and succession, (iii) develops and implements executive compensation policies and pay for performance criteria, (iv) reviews and approves salaries, bonuses and incentive awards and (v) pre-approves any proposed transactions between the Company and related parties.

During Fiscal 2013, the Corporate Governance, Nominating and Compensation Committee performed its duties under a written charter approved by the Board of Directors and formally met three times. A copy of the Company's Corporate Governance, Nominating and Compensation Committee Charter is posted on the Company's website: www.emersonradio.com on the Investor Relations page.

Members of the Corporate Governance, Nominating and Compensation Committee
Mirzan Mahathir (Chairman)
Eduard Will
Terence A. Snellings

Procedures for Considering Nominations Made by Stockholders. Nominations for election to the Board of Directors may be made by the Company's Board of Directors or by any stockholder of any outstanding class of the Company's capital stock entitled to vote for the election of directors. The following procedures shall be utilized in considering any candidate for election to the Board of Directors at an annual meeting, other than candidates who have previously served on the Board of Directors or who are recommended by the Board of Directors. A nomination must be delivered to the Company's Secretary at its principal executive offices not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year's annual meeting; *provided, however,* that if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice to be timely must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Company. The public announcement of an adjournment or postponement of an annual meeting will not commence a new time period (or extend any time period) for the giving of a notice as described above. A nomination notice must set forth as to each person whom the proponent proposes to nominate for election as a director: (a) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and (b) information that will enable the Company's Board of Directors to determine whether the candidate satisfies the minimum criteria and any additional criteria established by the Company's Board of Directors.

Qualifications. The Company's Board of Directors has adopted guidelines describing the minimum qualifications for nominees and the qualities or skills that are necessary for directors to possess. Each nominee (i) must satisfy any legal requirements applicable to members of the Board of Directors; (ii) must have business, professional or other experience that will enable such nominee to provide useful input to the Board of Directors in its deliberations; and (iii) must have knowledge of the types of responsibilities expected of members of the board of directors of a public company.

Identification and Evaluation of Candidates for the Board. Candidates to serve on the Board of Directors will be identified from all available sources, including recommendations made by stockholders, members of the Company's management and members of the Company's Board of Directors. The Company's Board of Directors has a policy that there will be no differences in the manner in which its Board of Directors evaluates nominees recommended by stockholders and nominees recommended by it or management, except that no specific process shall be mandated with respect to the nomination of any individuals who have previously served on the Board of Directors. The evaluation process for individuals other than existing members of the Board of Directors will include a review of the information provided to the Board of Directors by the proponent and a review of such other information as the Board of Directors shall determine to be relevant.

Third Party Recommendations. In connection with the Company's 2013 Annual Meeting of Stockholders, the Board of Directors received letters dated August 9, 2013, September 13, 2013 and October 8, 2013 (collectively, the "Nominating Letters"), from The Grande Holdings Limited (In Liquidation), Grande N.A.K.S., LTD and S&T International Distribution Limited (together, the "Nominating Stockholder") notifying the Company of their intention to nominate certain individuals (with the right to nominate additional nominees) for election to the Company's Board of Directors. Pursuant to the Nominating Letters, the Nominating Stockholder advised the Board of Directors that it proposes to nominate its nominees for election as directors of the Company at the 2013 Annual Meeting and did not intend to solicit proxies in favor of the nominations at the present time.

Diversity Considerations in Director Nominations

The Company does not have a formal diversity policy. The Company believes its Board of Directors represents a collection of individuals with a variety of complementary skills which, as a group, possess the appropriate skills and experience to oversee the Company's business. The CGNC Committee considers a wide variety of qualifications, attributes and other factors and recognizes that a diversity of viewpoints and practical experiences can enhance the effectiveness of the Company's Board.

Board Leadership Structure

The Company does not have a formal policy regarding whether the roles of the Chairman of the Board and Chief Executive Officer should be combined or separated. The Board of Directors recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide independent oversight of management. The Board of Directors understands that there is no single, generally accepted approach to providing Board leadership and that given the dynamic and competitive environment in which the Company operates, the right Board leadership structure may vary as circumstances warrant. Currently, the roles of Chief Executive Officer and Chairman of the Board are separate; however, representatives of the Company's controlling stockholder serve in each role. Mr. Hon, a director of Grande, serves as the Company's Chief Executive Officer. Mr. Ho, Chairman of Grande, serves as the Company's Chairman of the Board.

Role in Risk Oversight

Although the Company's management is responsible for implementing systems and processes to identify and manage risks, the Company's Board has oversight responsibility for the Company's risk management processes. In carrying out its oversight responsibility, the Board of Directors has delegated to individual committees certain elements of its risk oversight function. This oversight is administered primarily through the following:

- The Board of Directors' review and approval of the Company's annual budget (prepared and presented to the Board of Directors by the management team), including discussion of the opportunities and challenges facing its business;
- The Audit Committee's oversight of the Company's internal control over financial reporting and its discussions with management and the independent accountants regarding the quality and adequacy of the Company's internal controls and financial reporting; and
- The CGNC Committee's review and recommendations to the Board of Directors regarding executive officer compensation and its relationship to the Company's business plans.

Process for Sending Communications to the Board of Directors

The Board of Directors has established a procedure that enables stockholders to communicate in writing with members of the Board of Directors. Any such communication should be addressed to the Company's Secretary and should be sent to such individual at c/o Emerson Radio Corp., 3 University Plaza, Suite 405, Hackensack, New Jersey 07601. Any such communication must state, in a conspicuous manner, that it is intended for distribution to the entire Board of Directors. Under the procedures established by the Board of Directors, upon the Secretary's receipt of such a communication, the Company's Secretary will send a copy of such communication to each member of the Board of Directors, identifying it as a communication received from a stockholder. Absent unusual circumstances, at the next regularly scheduled meeting of the Board of Directors held more than two days after such communication has been distributed, the Board of Directors will consider the substance of any such communication.

Codes of Ethics

The Company has adopted a Code of Ethics for Senior Financial Officers ("Code of Ethics") that applies to its Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Controller and Treasurer. This Code of Ethics was established with the intention of focusing Senior Financial Officers on areas of ethical risk, providing guidance to help them recognize and deal with ethical issues, providing mechanisms to report unethical conduct, fostering a culture of honesty and accountability, deterring wrongdoing and promoting fair and accurate disclosure and financial reporting.

The Company has also adopted a Code of Conduct for Officers, Directors and Employees of Emerson Radio Corp. and Its Subsidiaries ("Code of Conduct"). We prepared this Code of Conduct to help all officers, directors and employees understand and comply with its policies and procedures. Overall, the purpose of the Company's Code of Conduct is to deter wrongdoing and promote (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (ii) full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the SEC and in other public communications made by the Company; (iii) compliance with applicable governmental laws, rules and regulations; (iv) prompt internal reporting of code violations to an appropriate person or persons identified in the Code of Conduct; and (v) accountability for adherence to the Code of Conduct.

The Code of Ethics and the Code of Conduct are posted on the Company's website: www.emersonradio.com on the Investor Relations page. If the Company makes any substantive amendments to, or grant any waiver (including any implicit waiver) from a provision of the Code of Ethics or the Code of Conduct, and that relates to any element of the Code of Ethics definition enumerated in Item 406 (b) of Regulation S-K, the Company will disclose the nature of such amendment or waiver on its website or in a current report on Form 8-K.

EXECUTIVE OFFICERS

The following table sets forth certain information regarding the current executive officers of Emerson:

Name	Age	Position	Year Became Officer
Duncan Hon	52	Chief Executive Officer and Director	2009
Andrew L. Davis	46	Executive Vice President and Chief Financial Officer	2010

Duncan Hon has served as the Company's Chief Executive Officer since August 2011 and a director of the Company since February 2009. Until his appointment as the Company's Chief Executive Officer, Mr. Hon served as the Company's Deputy Chief Executive Officer since November 2009. See Mr. Hon's biographical information above.

Andrew L. Davis has served as the Company's Executive Vice President and Chief Financial Officer since September 2010. Mr. Davis also serves as Secretary of the Company, a position to which he was elected in November 2007. Previously, Mr. Davis served as Vice President, Finance and Corporate Controller of the Company since joining the Company in August 2007. Prior to joining the Company, Mr. Davis held various executive and managerial positions in accounting and finance with several companies, most recently CA, Inc., and prior to that, ce Global Sourcing AG. Mr. Davis is a C.P.A., holds a B.B.A. in Accounting from Iowa State University and an M.B.A. from the University of Connecticut.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following Summary Compensation Table sets forth information concerning compensation for services rendered in all capacities to the Company and its subsidiaries for Fiscal 2013 and for the fiscal year ended March 31, 2012 ("Fiscal 2012") which was awarded to, earned by or paid to each person who served as the Company's principal executive officer at any time during Fiscal 2013, the two most highly compensated executive officers other than the principal executive officer who were serving as executive officers as of March 31, 2013 and up to two additional individuals for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer of the smaller reporting company as of March 31, 2013 (collectively, the "Named Executive Officers").

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(1)	All Other Compensation ($)	Total ($)
Duncan Hon (2)	2013	$475,000	$125,000	$ 17,878 (3)	$617,878
Chief Executive Officer	2012	$433,333	$200,000	$ 11,206 (4)	$644,539
Andrew L. Davis	2013	$278,438	—	$ 14,915 (5)	$293,353
Chief Financial Officer	2012	$275,000	—	$ 19,746 (5)	$294,746
Adrian Ma (6)	2013	—	—	$123,077 (7)	$123,077
Former Chief Executive Officer	2012	$116,667	—	$179,273 (8)	$295,940

(1) Represents bonus paid during the fiscal year.

(2) Mr. Hon was appointed as the Company's Chief Executive Officer on August 31, 2011.

(3) Represents payout during Fiscal 2013 of unused accrued vacation time.
(4) Represents $10,000 paid by the Company on behalf of Mr. Hon to settle Mr. Hon's U.S. federal and state income tax liabilities related to U.S. sourced income earned by him from all sources in Fiscal 2012 and $1,206 paid by the Company for medical insurance for Mr. Hon during Fiscal 2012.
(5) Represents the incremental cost to the Company of all personnel benefits, including match for its 401(K) plan, provided to our Named Executive Officers. Such personnel benefits are available to all employees of the Company in accordance with the Company's standard employment practices.
(6) Mr. Ma resigned from his position as President and Chief Executive Officer of Emerson Radio Corp. effective August 8, 2011. Mr. Ma entered into a consulting agreement with the Company for a period of one year, beginning August 1, 2011 and expiring July 31, 2012. In June 2012, Mr. Ma entered into a new consulting agreement with the Company for a period of one year, beginning August 1, 2012 and expiring July 31, 2013. In July 2013, Mr. Ma entered into a new consulting agreement with the Company for a period of one year, beginning August 1, 2013 and expiring July 31, 2014, however, such consulting agreement was terminated upon mutual agreement of the parties effective as of August 31, 2013, with no further compensation to be paid after such date of termination.
(7) Represents consulting fees paid to Mr. Ma by the Company during Fiscal 2013 under the terms of the consulting agreement referred to in footnote (6) above.
(8) Represents consulting fees paid to Mr. Ma by the Company during Fiscal 2012 under the terms of the consulting agreement referred to in footnote (6) above.

Employment Agreements.

During Fiscal 2013, the Company had employment agreements with certain of its Named Executive Officers, each of which is described below.

Duncan Hon. Duncan Hon, our Chief Executive Officer, entered into an employment agreement effective April 1, 2011, with a wholly-owned, indirect subsidiary of the Company. Such agreement, replaced his prior terminated agreements with the Company and sets forth the terms and conditions pursuant to which Mr. Hon would serve as the Company's Deputy Chief Executive Officer and, subsequently, as Chief Executive Officer. The agreement provides for an annual base salary of 2,925,000 Hong Kong Dollars ("HKD") and an annual discretionary bonus payable at any time as recommended by the Board. The contract extends until the earlier of the retirement of Mr. Hon on the first day of the following month immediately after his 60th birthday, or the termination of the agreement by either the Company or Mr. Hon upon the delivery from one to the other of one month prior written notice. In November 2011, the Board approved an increase to Mr. Hon's base annual salary to $475,000 effective August 31, 2011 based on the recommendation of the Board's Corporate Governance, Nominating and Compensation Committee.

Andrew L. Davis. Andrew L. Davis, our Executive Vice President and Chief Financial Officer, entered into an employment agreement with the Company on August 1, 2007, which provided that Mr. Davis shall serve as the Company's Vice President Finance and Corporate Controller. The agreement provides for an annual base salary of $225,000 and a discretionary bonus at the end of the Company's fiscal year as recommended by the Board. The initial term expired on July 31, 2008. During the term extensions, the Company has the right to terminate the agreement upon 90 days prior written notice and Mr. Davis has the right to terminate the agreement upon 90 days prior written notice. In connection with his appointment as Executive Vice President and Chief Financial Officer, the Company entered into an amendment to the existing employment agreement with Mr. Davis dated September 3, 2010 pursuant to which Mr. Davis's annual base salary was increased to $275,000 effective as of September 3, 2010. In January 2012, Mr. Davis' annual base salary was increased to $288,750.

Adrian Ma. Adrian Ma, our former President and Chief Executive Officer, resigned from these positions, and as a director, of Emerson, effective August 8, 2011. Mr. Ma entered into a consulting agreement with the Company for a period of one year, beginning August 1, 2011 and expiring July 31, 2012, for a fee of approximately $221,000. In June 2012, Mr. Ma entered into new consulting agreement with the Company for a period of one year, beginning August 1, 2012 and expiring July 31, 2013, for a fee of approximately $124,000. In July 2013, Mr. Ma entered into a new consulting agreement with the Company for a period of one year, beginning August 1, 2013 and expiring July 31, 2014, however, such consulting agreement was terminated upon mutual agreement of the parties effective as of August 31, 2013, with no further compensation to be paid after such date of termination.

Outstanding Equity Awards at Fiscal Year End

None of the Company's Named Executive Officers held any outstanding equity awards at March 31, 2013.

Compensation of Directors

During Fiscal 2013, our directors who were not employees ("Outside Directors"), specifically Messrs. Ho, Fok, Mahathir, Sethi, Snellings and Will were paid $79,008, $50,000, $65,000, $65,000, $80,000 and $65,000, respectively, for serving on the Board and on our various committees during the period. The Company does not compensate directors who are employees of the Company for their services as directors.

Outside Directors are each paid an annual director's fee of $50,000. The Outside Director serving as the Chairman of the Board receives an additional annual fee of $20,000. Each Outside Director serving on a committee of the Board receives an additional fee of $15,000 per annum with no additional fee for serving as chairman of a committee. The Company does not pay any additional fees for attendance at meetings of the Board or the committees. All directors' fees are paid in four equal quarterly installments per annum and are pro-rated in situations where an Outside Director serves less than a full one year term.

Additionally, each Outside Director is eligible to participate in the Company's 2004 Non-Employee Outside Director Stock Option Plan. The Company's directors are reimbursed their expenses for attendance at meetings.

The following table provides certain information with respect to the compensation earned or paid to the Company's Outside Directors during Fiscal 2013.

Directors Compensation

Name	Fees Earned or Paid in Cash ($)	All Other Compensation ($)	Total ($)
Christopher Ho	$79,008	$ 0	$ 79,008
Vincent Fok	$50,000	$ 0	$ 50,000
Mirzan Mahathir	$65,000	$ 0	$ 65,000
Kareem E. Sethi	$65,000	$ 0	$ 65,000
Terence A. Snellings	$80,000	$ 0	$ 80,000
Eduard Will	$65,000	$110,064 (1)(2)	$175,064

(1) Prior to the fiscal year ended March 31, 2010 ("Fiscal 2010"), the Company had a policy of offering to provide health care insurance to each of its Outside Directors. Mr. Will is the only current Outside Director who elected to receive health care insurance through the Company. During Fiscal 2010, the Company decided to reverse this policy with retroactive effect and to recover the monies paid for such health care insurance from the applicable Outside Directors by offsetting such monies against future board fees over a thirty month period. Accordingly, and as agreed between the Company and Mr. Will, the Company has been recovering over a thirty month period the $28,177 it paid for Mr. Will's health insurance premiums after the date on which Mr. Will became an Outside Director and through March 31, 2010. Furthermore, the Company paid $16,233 for cell phone charges for Mr. Will after the date on which Mr. Will became an Outside Director and through March 31, 2010, and, as agreed between the Company and Mr. Will, the Company has been recovering such monies by offsetting against future board fees over a thirty month period. During Fiscal 2013, the Company recovered $7,980 from Mr. Will in accordance with terms of the above arrangement, which represented the final amount due from Mr. Will to the Company. Accordingly, Mr. Will's obligation to the Company has been fully settled.

(2) During Fiscal 2013, the Company paid $110,064 to Mr. Will for work performed by him for strategic and management consulting with respect to a lawsuit facing the Company and certain of its directors, as well as in connection with merger and acquisition research performed by Mr. Will. During Fiscal 2013, the Company paid expense reimbursement and advances, in the aggregate, of approximately $23,000 to Mr. Will, related to this consulting work and his services as a director of the Company.

Equity Compensation Plan Information

The following table gives information about the Company's common stock that may be issued upon the exercise of options and rights under its 1994 Stock Compensation Program, 1994 Non-Employee Director Stock Option Plan, Emerson Radio Corp. 2004 Employee Stock Incentive Plan and 2004 Non-Employee Outside Director Stock Option Plan, as of March 31, 2013 (the "Plans"). The 1994 Plans expired in July 2004 and the remaining Plans are the only equity compensation plans in existence as of March 31, 2013.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	50,000	$3.13	2,950,000

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

From time to time, Emerson engages in business transactions with its controlling shareholder, Grande, and one or more of Grande's direct and indirect subsidiaries. Set forth below is a summary of such transactions.

Controlling Shareholder

The Grande Holdings Limited (In Liquidation) ("Grande"), a Bermuda corporation, has, together with S&T International Distribution Limited ("S&T"), a subsidiary of Grande, and Grande N.A.K.S. Ltd., a subsidiary of Grande (together with Grande, the "Reporting Persons"), filed, on April 29, 2013, a Schedule 13D/A with the SEC stating that, as of the filing date, the Reporting Persons had the shared power to vote and direct the disposition of 15,243,283 shares, or approximately 56.2%, of the outstanding common stock of Emerson which, pursuant to an agreement between S&T and Deutsche Bank AG ("Deutsche Bank") on March 26, 2013, are no longer subject to the rights granted to Deutsche Bank pursuant to a security agreement entered into between S&T and Deutsche Bank on January 20, 2010.

On April 10, 2013, Deutsche Bank filed a Form 4 with the SEC disclosing the redemption and release, as of April 2, 2013, of 3,380,079 shares of common stock (the "Remaining Pledged Shares") of Emerson to S&T, Emerson's largest shareholder. On May 9, 2013, a Schedule 13G was filed with the SEC by Deutsche Bank AG stating that it had no voting or dispositive power over any of the outstanding common stock of Emerson. As a result, Deutsche Bank no longer claims beneficial ownership of any of the Remaining Pledged Shares. Furthermore, because S&T has regained control of a majority of the outstanding shares of common stock of Emerson, Emerson is once again a Controlled company, as defined in Section 801(a) of the NYSE MKT Rules.

On May 31, 2011, upon application of a major creditor, the High Court of Hong Kong appointed Fok Hei Yu (who is also known by the anglicized name Vincent Fok), a current director of the Company, and Roderick John Sutton, both of FTI Consulting (Hong Kong) Limited ("FTI"), as Joint and Several Provisional Liquidators over Grande. Accordingly, as of May 31, 2011, the directors of Grande no longer have the ability to exercise control over Grande or the power to direct the voting and disposition of the 15,243,283 shares beneficially owned by Grande. Instead, Mr. Fok and Mr. Sutton, as a Provisional Liquidators over Grande, have such power. In addition, on March 20, 2013, the Provisional Liquidators informed Emerson that they are obligated to liquidate the 15,243,283 shares beneficially owned by Grande. The Company can make no assurances regarding whether or to what extent such shares will be liquidated or retained by Grande, the timing, prices or amounts of any sales of shares or the impact, if any, on the Company, its other shareholders or the trading price of its common stock of any actual or anticipated dispositions of shares by the Provisional Liquidators.

Related Party Transactions

Rented Office Space in Hong Kong

The Company is billed for service charges from Brighton Marketing Limited, a subsidiary of Grande, in connection with the Company's rented office space in Hong Kong. These charges totaled approximately $5,000 for the twelve month period ended March 31, 2013 and approximately $31,000 for the twelve month period ended March 31, 2012. Emerson owed Brighton Marketing Limited nil at both March 31, 2013 and March 31, 2012 pertaining to these charges.

During the twelve months ended March 31, 2013 and the twelve months ended March 31, 2012, the Company was also billed for service charges from The Grande Properties Management Limited, a related party to Christopher Ho, in connection with the Company's rented office space in Hong Kong, in the amount of approximately $41,000 and approximately $32,000, respectively. During the twelve months ended March 31, 2012, the Company was billed for service charges from Asia Manufacturing Services Limited (formerly known as The Grande Group (Hong Kong) Ltd., a related party to Christopher Ho, in connection with the Company's rented office space in Hong Kong, in the amount of approximately $19,000. The Company owed nil to The Grande Properties Management Limited related to these charges at both March 31, 2013 and March 31, 2012, and the Company owed approximately $1,000 to Asia Manufacturing Services Limited related to these charges at March 31, 2012.

Beginning July 3, 2012, the Company entered into a rental agreement with Lafe Strategic Services Limited ("Lafe"), which is a related party to Christopher Ho, whereby the Company is leasing out excess space within its rented office space in Hong Kong to Lafe. The rental agreement is on a month-by-month basis, cancellable by either the Company or Lafe on one month's written notice. During the twelve months ended March 31, 2013, the Company earned rental income of approximately $27,000 from this Arrangement. At March 31, 2013, Lafe owed Emerson nil in rental payable from this arrangement, and Emerson owed Lafe an amount of approximately $6,000 for a security deposit paid to the Company by Lafe at the inception of the agreement.

Consulting Services Provided to Emerson by one of its Directors

During the twelve months ended March 31, 2013 and March 31, 2012, Emerson paid consulting fees of approximately $110,000 and $60,000, respectively, to Mr. Eduard Will, a director of Emerson, for work performed by Mr. Will related to strategy for the Kayne Litigation and merger and acquisition research. In addition, during the twelve months ended March 31, 2013 and March 31, 2012, Emerson paid expense reimbursements and advances, in the aggregate, of approximately $23,000 and approximately $21,000, respectively, to Mr. Will, related to this consulting work and his service as a director of Emerson. At March 31, 2013 and March 31, 2012, respectively, the Company owed Mr. Will nil and approximately $10,000, respectively, related to these activities.

Dividend-Related Issues with S&T

On March 2, 2010, the Board declared an extraordinary dividend of $1.10 per common share, which was paid on March 24, 2010. In connection with the Company's determination as to the taxability of the dividend, the Board relied upon information and research provided to it by the Company's tax advisors and, in reliance on the "stock-for-debt" exception in the Internal Revenue Code Sections 108(e)(8) and (e)(10), concluded that 4.9% of such dividend paid was taxable to the recipients.

In August 2012, the Company received a Form 886-A from the IRS which challenges the Company's conclusions and determines that the Company does not qualify for the above-referenced exception. Accordingly, the IRS has concluded that 100% of the dividend paid was taxable to the recipients. The Company is defending its position and calculations and is contesting the position asserted by the IRS. The Company prepared and, on October 25, 2012, delivered its rebuttal to the IRS contesting the IRS determination. There can be no assurance that the Company will be successful in defending its position.

In the event that the Company is not successful in establishing with the IRS that the Company's calculations were correct, then the shareholders who received the dividend likely will be subject to and liable for an assessment of additional taxes due. Moreover, the Company may be contingently liable for taxes due by its shareholders resulting from the dividend paid by the Company.

Initially, the Company withheld from the dividend paid to foreign shareholders an amount equal to the tax liability associated with such dividend. On April 7, 2010, upon a request made to the Company by its foreign controlling shareholder, S&T, the Company entered into an agreement with S&T (the "Agreement"), whereby the Company returned to S&T on April 7, 2010 that portion of the funds withheld for taxes from the dividend paid on March 24, 2010 to S&T, which the Company believes is not subject to U.S. tax based on the Company's good-faith estimate of its accumulated earnings and profits. The Agreement includes provisions pursuant to which S&T agreed to indemnify the Company for any liability imposed on it as a result of the Company's agreement not to withhold such funds for S&T's possible tax liability and a pledge of stock as collateral. The Company continues to assert that such dividend is largely not subject to U.S. tax based on the Company's good-faith estimate of its accumulated earnings and profits. In addition, the Company also continues to assert that this transaction results in an off-balance sheet arrangement and a possible contingent tax liability of the Company, which, if recognized, would be offset in part by the calling by the Company on S&T of the indemnification provisions of the Agreement.

Per the terms of the Agreement, Emerson invoiced S&T in June 2010 approximately $42,000 for reimbursement of legal fees incurred by Emerson with regard to the Agreement and approximately $33,000 as a transaction fee for having entered into the Agreement. In January 2011, Emerson agreed, upon the request of S&T, to waive approximately $5,000 of the legal charges that had been invoiced to S&T in June 2010. S&T paid the full amount owed to Emerson of approximately $70,000 in February 2011.

In February 2011, upon the request of S&T to the Company, the Company and S&T agreed that the collateral pledged as a part of the Agreement would no longer be required and such collateral was returned by the Company to S&T in March 2011 and the Agreement was amended and restated to remove the collateral requirement but retain the indemnification provisions. The Agreement, as amended (the "Amended Agreement"), remains in effect as of today. In the event that (i) the Company is not successful in establishing with the IRS that the Company's calculations were correct and (ii) S&T is unable or unwilling to pay the additional taxes due or indemnify the Company under the terms of the Amended Agreement, the Company may be liable to pay such additional taxes which would have a material adverse effect on the Company's financial condition and results of operations.

Other

During each of the twelve months ended March 31, 2013 and March 31, 2012, Emerson invoiced Vigers Appraisal & Consulting Ltd. ("Vigers"), a related party of Christopher Ho, approximately $4,000 for usage of telephone and data lines maintained by Emerson. Vigers owed Emerson approximately $1,000 at both March 31, 2013 and March 31, 2012, related to this activity.

Review and Approval of Transactions with Related Parties

It is the policy of the Company that any proposed transactions between the Company and related parties, as defined by the Financial Accounting Standard Board's Accounting Standards Codification Topic 850 (ASC 850) ("RPT Transactions"), must be pre-approved by the Corporate Governance, Nominating and Compensation Committee of the Board (the "CGNC Committee"). Any proposed RPT Transaction which is less than or equal to $100,000 in value must be pre-approved by the CGNC Committee and any RPT Transaction which is greater than $100,000 in value must be pre-approved by a majority of those directors of the Company who are independent within the meaning of NYSE MKT Company Guide §803(A)(2), as may be amended from time to time. In reviewing and approving transactions between the Company and related parties, the CGNC Committee and independent directors are to determine whether the proposed transaction is entirely fair to the Company and in the Company's best interest. For purposes of the policy, related parties means (i) an officer or director of the Company or the member of the immediate family of any of them or (ii) any other corporation, partnership, association, limited liability company, limited liability partnership, trust or other entity or organization in which one or more of the Company's officers or directors are (a) directors, officers, trustees or other fiduciaries or (b) have a financial interest.

Legal Proceedings

In re: Kayne Litigation. On July 7, 2011, the Company was served with an amended complaint (the "Complaint") filed in the United States District Court for the Central District of California alleging, among other things, that the Company, certain of its present and former directors and other entities or individuals now or previously associated with Grande, intentionally interfered with the ability of the plaintiffs to collect on a judgment (now, with interest, approximately $60 million) they had against Grande by engaging in transactions (such as the dividend paid to all shareholders in March 2010) which transferred assets out of the United States. The Complaint also asserts claims under the civil RICO statute and for alter ego liability. In the Company's opinion, the claims appear to be devoid of merit. Accordingly, on September 27, 2011, Emerson moved to dismiss the action for failure to state a claim. On or about February 27, 2012, the Court dismissed the intentional interference claim and portions of the Civil RICO claim with leave to re-plead, but denied the motion to dismiss the alter ego claim. On March 19, 2012, the plaintiffs filed a Second Amended Complaint setting forth the same claims as the Complaint. On April 20, 2012, the Company moved to dismiss the re-pleaded intentional interference and RICO claims, and oral arguments on this motion were held on June 18, 2012. On September 6, 2012, the Court dismissed the RICO claim, but granted the plaintiffs leave to re-plead. On September 17, 2012, the plaintiffs filed a Third Amended Complaint setting forth the same claims as the Complaint. The Company's response to the Third Amended Complaint was due and filed on October 4, 2012, which joined in a co-defendants' motion to dismiss the alter ego claim and the RICO claim. The Court heard oral argument on December 17, 2012. On May 9, 2013, the Court granted, in part, the motion to dismiss and dismissed the RICO claim with prejudice. On May 23, 2013, Emerson filed an Answer in which it denied the allegations of the Third Amended Complaint. Discovery, which included the exchange of thousands of documents and numerous depositions of fact and expert witnesses, is now complete. On June 24, 2013, Emerson, and the other parties moved for summary judgment seeking dismissal of the remaining two claims. The court held oral argument on that motion on July 29, 2013. On August 28, 2013, the Court granted the motion, in part, and dismissed the intentional interference claim. The alter ego claim is the only remaining claim. Emerson will continue to defend the action vigorously. This matter is scheduled for trial on October 29, 2013.

PROPOSAL 2: ADVISORY VOTE TO APPROVE OUR EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act requires us to obtain an advisory vote (non-binding) from our stockholders on our executive compensation as disclosed in this proxy statement, which is often referred to as a "say on pay" proposal, at least once every three years.

As a guiding principle, the Company has designed its executive compensation program to motivate, retain and reward our executives for superior short- and long-term performance for the Company and its stockholders.

We are asking that our stockholders indicate their support of our executive compensation as described in this proxy statement. While this advisory vote on executive compensation is non-binding, our Board and the Compensation Committee will review the outcome of this vote and take the vote into consideration when reviewing our compensation policies and procedures. This is not intended to address specific items of compensation, but rather the overall compensation of our Named Executive Officers and our executive compensation policies and procedures as described in this proxy statement. Stockholders who want to communicate with our Board of Directors should refer to "Communications with the Board of Directors" in this proxy statement for additional information.

At the Annual Meeting we will ask our stockholders to approve the following resolution:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the Named Executive Officers, as described in the Company's proxy statement for the 2013 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the 2013 Summary Compensation Table and the other compensation related tables and disclosure."

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE COMPANY'S EXECUTIVE COMPENSATION AS DESCRIBED IN THIS PROXY STATEMENT.

PROPOSAL 3: ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

The recently enacted Dodd-Frank Act requires us to obtain an advisory vote (non-binding) from our stockholders indicating how frequently we should seek an advisory vote on our executive compensation, such as Proposal 2 included on page [ ] of this proxy statement. By voting on this Proposal 3, stockholders may indicate whether they would prefer an advisory vote on our executive compensation at the annual meeting of stockholders once every one, two, or three years.

After careful consideration of this Proposal, our Board of Directors has determined that an advisory vote on executive compensation that occurs every three years is the most appropriate alternative for us, and therefore our Board of Directors recommends that you vote for an advisory vote on executive compensation every three years. In formulating its recommendation, our Board of Directors considered that an annual advisory vote on our executive compensation will not only provide our stockholders with direct input on our executive compensation, but also will allow stockholders, our management and our Board of Directors time to evaluate the effects of our executive compensation policies and procedures. This approach will further provide us with time to implement improvements and changes to address any concerns reflected by a negative vote.

You may cast your vote for your preferred voting frequency by choosing the option of one year, two years, or three years or abstain from voting when you vote in response to the resolution set forth below:

"RESOLVED, that the stockholders of the Company determine on an advisory basis, that the frequency with which the stockholders of the Company shall have an advisory vote on the compensation of the Company's Named Executive Officers as set forth in the Company's proxy statement is Option 1 - once every year, Option 2 - once every 2 years, Option 3 - once every three years, or Option 4 - abstain from voting."

Although this vote is advisory and not binding, the Board will carefully review the results of the vote in making the determination as to the frequency of future advisory votes on our executive compensation.

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE OPTION OF ONCE EVERY THREE YEARS AS THE FREQUENCY WITH WHICH OUR STOCKHOLDERS ARE PROVIDED AN ADVISORY VOTE ON OUR EXECUTIVE COMPENSATION

PROPOSAL 4: RATIFICATION OF THE APPOINTMENT OF MSPC AS INDEPENDENT AUDITORS OF EMERSON FOR THE FISCAL YEAR ENDING 2014

The Audit Committee has appointed MSPC as the Company's independent registered accountants to audit the Company's financial statements for the fiscal year ending March 31, 2014, and has further directed that management submit the selection of independent registered accountants for ratification by the Company's stockholders at the annual meeting. Stockholder ratification of the selection of MSPC is not required by our by-laws or otherwise. However, the Company is submitting the selection of MSPC to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain MSPC. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent accounting firm at any time during the year if it is determined that such a change would be in the best interests of Emerson and its stockholders.

Representatives of the firm of MSPC are expected to be present at the Company's annual meeting and will have an opportunity to make a statement, if they so desire, and will be available to respond to appropriate questions.

In accordance with the requirements of the Sarbanes-Oxley Act of 2002 and the Audit Committee's charter, all audit and audit-related work and all non-audit work performed by the Company's independent accountants, MSPC, is approved in advance by the Audit Committee, including the proposed fees for such work. The Audit Committee is informed of each service actually rendered.

- *Audit Fees.* Audit fees billed to the Company by MSPC for the audit of the financial statements included in the Company's Annual Reports on Form 10-K, and reviews by MSPC of the financial statements included in the Company's Quarterly Reports on Form 10-Q, for the fiscal years ended March 31, 2013 and 2012 totaled approximately $210,000 and $255,300, respectively.
- *Audit-Related Fees.* The Company was billed approximately $77,500 and $118,000 by MSPC for the fiscal years ended March 31, 2013 and 2012, respectively, for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under the caption *Audit Fees* above. Audit-related fees were principally related to procedures in connection with the audit of the Company's majority shareholder's consolidated financial statement for its fiscal years ended December 31, 2012 and December 31, 2011, portions of which were credited to the Company's audit fees for the audit of its financial statements for the fiscal years ended March 31, 2013 and March 31, 2012.
- *Tax Fees.* MSPC billed the Company an aggregate of $62,500 and $66,600 for the fiscal years ended March 31, 2013 and 2012 for tax services, principally related to the preparation of income tax returns and related consultation.
- *All Other Fees.* The Company was not billed by MSPC for the fiscal years ended March 31, 2013 and 2012, respectively, for any permitted non-audit services.

Applicable law and regulations provide an exemption that permits certain services to be provided by the Company's outside auditors even if they are not pre-approved. The Company has not relied on this exemption at any time since the Sarbanes-Oxley Act was enacted.

Vote Required

The affirmative vote of a majority of the votes cast at the meeting at which a quorum representing a majority of all outstanding shares of the Company's common stock is present and voting, either in person or by proxy, is required for the ratification of the Company's independent registered accountants.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF MSPC AS INDEPENDENT AUDITORS OF EMERSON FOR THE FISCAL YEAR ENDING MARCH 31, 2014.

PROPOSAL 5: SHAREHOLDER PROPOSAL TO REQUEST THE BOARD TO DECLARE AND PAY A SPECIAL DIVIDEND

Harper Asset Management, LLC ("Harper"), 2605 Brookline Circle, Atlanta, GA, an Emerson stockholder, has requested that a proposal regarding the declaration of a dividend be presented for stockholder vote at the annual meeting. The proposal, along with Harper's supporting statement, is included verbatim below. The number of shares of Emerson stock held by Harper will be supplied upon oral or written request to Emerson.

For the reasons set forth following the proposal and supporting statement of Harper, management of Emerson disagrees with Harper's proposal and supporting statement.

The Board of Directors recommends a vote "AGAINST" Harper's proposal.

Approval of Harper's proposal requires the affirmative vote of a majority of the shares of common stock represented at the meeting and entitled to vote.

Harper's Proposal and Supporting Statement

Harper's Proposed Stockholder Resolution

RESOLVED: The stockholders request the Board of Directors pay a special dividend.

Harper's Supporting Statement

The company previously paid a $1.10 per share cash dividend to stockholders in March 2010, but has not paid any further dividends since that time. Since the last dividend was paid, the company's stock price has declined from $2.15 to $1.52 as of June 9th, 2013.

Among the main reasons investors are attracted to a company with cash balances is the prospect of potential cash dividends. The company had $58.4 million in cash and investments reported as of 12/31/2012 on Form 10-Q. This is well in excess of the $38.8 million in cash and investments at the quarter end prior to the previous dividend. Given the company's strong balance sheet, low capital expenditures and declining working capital needs, such cash should be returned to the company's owners.

Shareholder requests that the board of directors declare and pay a special dividend to shareholders.

Shareholders are strongly urged to vote "Yes" for this proposal.

Management's Statement in Opposition

Under Delaware law, the declaration and payment of dividends is within the discretion of the Board of Directors, whose members are elected by the stockholders to exercise sound business judgment in deciding such matters. As a part of its fiduciary duties, the Board periodically evaluates whether the Company should pay a dividend. In making that decision, the Board has considered, and will continue to consider a variety of factors in an effort to balance the anticipated needs of the Company for liquidity, the ability of the Company to generate earnings and cash flow, and the most effective means to enhance stockholder value. The Board continues to actively review how the Company deploys its available cash, including the possibility of paying cash dividends in the future. The Board believes that the declaration and payment of dividends, and the timing and amount of any dividends, should remain subject to the Board's discretion and its exercise of sound business judgment. For these reasons, the Board of Directors urges Emerson stockholders to vote "AGAINST" Harper's proposal requesting the payment of a dividend.

For these reasons, the Board of Directors and management strongly urge Emerson stockholders to vote "AGAINST" Harper's proposal regarding the declaration of a dividend.

PROPOSAL 6: SHAREHOLDER PROPOSAL RECOMMEND TO THE BOARD TO ADOPT CUMULATIVE VOTING

Lloyd I. Miller ("Miller"), 222 Lakeview Avenue, Suite 160-365, West Palm Beach, Florida, an Emerson stockholder, has requested that a proposal regarding the adoption of cumulative voting be presented for stockholder vote at the annual meeting. The proposal, along with Miller's supporting statement, is included verbatim below. The number of shares of Emerson stock held by Miller will be supplied upon oral or written request to Emerson.

For the reasons set forth following the proposal and supporting statement of Miller, management of Emerson disagrees with Miller's proposal and supporting statement.

The Board of Directors recommends a vote "AGAINST" Miller's proposal.

Approval of Miller's proposal requires the affirmative vote of a majority of the shares of common stock represented at the meeting and entitled to vote.

Miller's Proposal and Supporting Statement

Miller's Proposed Stockholder Resolution

RESOLVED: Cumulative Voting. Stockholders recommend that our Board take the steps necessary to adopt cumulative voting. Cumulative voting means that each stockholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A stockholder may cast all such cumulated votes for a single director candidate or focus votes on a few candidates. Under cumulative voting, stockholders can withhold votes from directors who are performing poorly, if there are any, in order to cast multiple votes for other director candidates. This is an important protection for stockholders.

Miller's Supporting Statement

The Company's controlling stockholder, Grande Holdings Limited (In Liquidation) ("Grande"), is represented on the Company's Board by the following directors: Mr. Fok Hei Yu, as provisional liquidator of Grande with control over the shares owned by Grande, and Mr. Christopher Ho, the Chairman of the Board of both Grande and the Company. Cumulative voting would allow significant stockholders to elect a director of their choice, thereby safeguarding minority stockholder interests and bringing independent views to Board decisions.

Institutional Shareholder Services guidelines for 2013 recommend a vote FOR proposals for cumulative voting at companies where insiders have greater than 50% voting power.

By voting FOR this Cumulative Voting Proposal, you will be sending a clear message to the Board that minority stockholders, meaning public stockholders other than Grande and its affiliates, deserve the opportunity to have a meaningful vote in the election of Directors.

Please vote to protect stockholder value and FOR: Shareholder Proposal – Cumulative Voting.

Management's Statement in Opposition

Cumulative voting may have the appearance of fairness, but in reality cumulative voting could serve the interests of special interest groups. It could make it possible for such a group to elect one or more directors beholden to the group's narrow interests. This could lead to factions and discord within the Board and undermine its ability to work effectively on behalf of the interests of all of the stockholders. The present system of voting utilized by the Company and by most leading corporations, which is to elect directors by allowing each share of common stock to have one vote for each Board seat, prevents the "stacking" of votes behind potentially partisan directors. We believe the present system is thus more likely to promote the election of a more effective Board in which each director can better represent the interests of all the stockholders. For these reasons, the Board of Directors urges Emerson stockholders to vote "AGAINST" Miller's proposal regarding cumulative voting.

For these reasons, the Board of Directors and management strongly urge Emerson stockholders to vote "AGAINST" Miller's proposal regarding cumulative voting.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors, officers, and stockholders who beneficially own more than 10% of any class of its equity securities registered pursuant to Section 12 of the Exchange Act, to file initial reports of ownership and reports of changes in ownership with respect to the Company's equity securities with the SEC and the NYSE MKT. All reporting persons are required to furnish the Company with copies of all reports that such reporting persons file with the SEC pursuant to Section 16(a) of the Exchange Act.

Based solely upon a review of Forms 3 and 4 and amendments to these forms furnished to the Company, and Forms 5, along with amendments thereto, all parties subject to the reporting requirements of Section 16(a) timely filed all such required reports during and with respect to Fiscal 2013.

STOCKHOLDER COMMUNICATIONS AND PROPOSALS

The Company's Board of Directors has established a procedure that enables stockholders to communicate in writing with members of the Company's Board of Directors. Any such communication should be addressed to the Company's Secretary and should be sent to such individual c/o Emerson Radio Corp., 3 University Plaza, Suite 405, Hackensack, New Jersey 07061. Any such communication must state, in a conspicuous manner, that it is intended for distribution to the entire Board of Directors. Under the procedures established by the Board of Directors, upon the Secretary's receipt of such a communication, the Company's Secretary will send a copy of such communication to each member of the Board of Directors, identifying it as a communication received from a stockholder. Absent unusual circumstances, at the next regularly scheduled meeting of the Board of Directors held more than two days after such communication has been distributed, the Board of Directors will consider the substance of any such communication.

Stockholder proposals to be presented at the Company's Annual Meeting of Stockholders to be held in 2014, for inclusion in the Company's proxy statement and form of proxy relating to that meeting, must be received by the Company at its offices located at 3 University Plaza, Suite 405, Hackensack, New Jersey 07601, addressed to the Secretary, on or before June 20, 2014. If, however, the date of the Company's 2014 Annual Meeting of Stockholders is changed by more than thirty (30) days from the date of its 2013 annual meeting, the deadline is a reasonable time before the Company begins to print and mail its proxy materials for the 2014 Annual Meeting of Stockholders. Such stockholder proposals must comply with the Company's bylaws and the requirements of Regulation 14A of the Exchange Act. See "Election of Directors" for information on stockholder submissions of nominations for election to the Board of Directors.

Rule 14a-4 of the Exchange Act governs the Company's use of discretionary proxy voting authority with respect to a stockholder proposal that is not addressed in the proxy statement. With respect to the Company's 2014 Annual Meeting of Stockholders, if the Company is not provided notice of a stockholder proposal prior to September 3, 2014, the Company will be permitted to use its discretionary voting authority when the proposal is raised at the meeting, without any discussion of the matter in the proxy statement.

PERSONS MAKING THE SOLICITATION

The enclosed proxy is solicited on behalf of the Company's Board of Directors. The Company will pay the cost of soliciting proxies in the accompanying form. The Company's officers may solicit proxies by mail, telephone, telegraph or fax. Upon request, the Company will reimburse brokers, dealers, banks and trustees, or their nominees, for reasonable expenses incurred by them in forwarding proxy material to beneficial owners of the Company's shares of common stock. We have retained the services of American Stock Transfer & Trust Company to solicit proxies by mail, telephone, telegraph or personal contact.

OTHER MATTERS

The Board of Directors is not aware of any matter to be presented for action at the meeting other than the matters set forth herein. Should any other matter requiring a vote of stockholders arise, the proxies in the enclosed form confer upon the person or persons entitled to vote the shares represented by such proxies' discretionary authority to vote the same in accordance with their best judgment in the interest of Emerson.

FINANCIAL STATEMENTS

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2013, including financial statements, accompanies this proxy statement. The Annual Report is not to be regarded as proxy soliciting material or as a communication by means of which any solicitation is to be made. The Company filed an amendment to its Annual Report on Form 10-K in July 2013 in order to include certain information regarding our management, compensation and other matters. All of the information included in such amendment has been updated and is included in this proxy statement. A copy of the Company's Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended March 31, 2013, filed with the SEC, is available (excluding exhibits) without cost to stockholders upon written request made to Investor Relations, Emerson Radio Corp., 3 University Plaza, Suite 405, Hackensack, New Jersey 07601 or on-line at the Company's web site: www.emersonradio.com.

By Order of the Board of Directors,

/s/ Andrew L. Davis
ANDREW L. DAVIS
Secretary

October 18, 2013